Schauer Taylor Cox Vise Morgan & Fowler, P.C.
                                    Form 11-K

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                                Ellijay, Georgia

                          Year Ended December 31, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------
                                    FORM 11-K
                               -------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2002


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Appalachian Bancshares, Inc.
               Employees' Savings & Profit Sharing Plan and Trust
                            829 Industrial Boulevard
                             Ellijay, Georgia 30540

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Appalachian Bancshares, Inc.
                            829 Industrial Boulevard
                             Ellijay, Georgia 30540

                  Schauer Taylor Cox Vise Morgan & Fowler, P.C.
                          Appalachian Bancshares, Inc.
                              Employees' Savings &
                          Profit Sharing Plan AND TRUST
                       Financial Statements and Schedules
                           December 31, 2002 and 2001




                                    CONTENTS

Independent Auditors' Report..................................................................................    1

Financial Statements

   Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001...........................    2
   Statements of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2002 and 2001..................................................................    3
   Notes to Financial Statements..............................................................................    4

Supplemental Schedules

   Schedule of Assets Held for Investment Purposes as of December 31, 2002....................................   10
   Schedule of Reportable Transactions for the Year Ended December 31, 2002...................................   12


                        Schauer Taylor Cox Vise Morgan &
                                  Fowler, P.C.
                        Certified Public Accountants and
                                   Consultants
                               150 Olde Towne Road
                            Birmingham, Alabama 35216

Douglas B. Schauer, CPA        Donald G. Vise, CPA          Dale E. Fowler,  CPA
Edward R. Taylor, CPA         Phillip D. Morgan, CPA        David A. Bowers, CPA
W. Ernest Cox, CPA                                          Steven W. Brown, CPA
________________                     * * *                      ________________
M. Bryant King, CPA            Telephone - 205.822.3488     Russell D. Payne,CPA
Steven D.Miller, CPA             Wats - 800.466.3488        StewartT.Wilson, CPA
Donald Pagan, CPA                 Fax - 205.822.3541
                         Email - firm@schauertaylor.com



                          INDEPENDENT AUDITORS' REPORT


Plan Administrator
Appalachian Bancshares, Inc.
Employees' Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Birmingham, Alabama            /s/ Schauer Taylor Cox Vise Morgan & Fowler, P.C.
June 25, 2003
                                   Schauer Taylor Cox Vise Morgan & Fowler, P.C.

         Member of American Institute of Certified Public Accountants,
    SEC Practice Section and Alabama Society of Certified Public Accountants

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001


                                                                                      2002               2001
                                                                                 ---------------   ----------------
Assets

Investments at Fair Value
   Cash and money market funds...............................................    $        44,124   $         88,571
   Mutual funds and collective trusts........................................            124,205             72,659
   Sponsor company common stock..............................................          3,384,646          3,278,370
   Participant loans.........................................................             31,846             30,000
                                                                                 ---------------   ----------------
     Total Investments at Fair Value.........................................          3,584,821          3,469,600

Receivables
   Employer's contribution receivable........................................            336,829                 --
   Employee contribution receivable..........................................                348                 --
                                                                                 ---------------   ----------------
     Total Receivables.......................................................            337,177                 --

     Total Assets............................................................          3,921,998          3,469,600

Liabilities
   Due to broker for securities purchased....................................            275,660                 --
   Other liabilities.........................................................              1,140                 --
                                                                                 ---------------   ----------------
     Total Liabilities.......................................................            276,800                 --
                                                                                 ---------------   ----------------

Net Assets Available for Benefits............................................    $     3,645,198   $      3,469,600
                                                                                 ===============   ================

                       See notes to financial statements

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Years Ended December 31, 2002 and 2001


                                                                                      2002               2001
                                                                                 ---------------   ----------------
Additions To Net Assets Attributed To:
   Investment Income
     Interest and dividends..................................................    $         2,425   $        218,558
     Net realized and unrealized depreciation in fair value
       of investments........................................................            (72,500)           (14,070)
                                                                                 ---------------   ----------------
       Total Investment Income (Loss)........................................            (70,075)           204,488

   Contributions
     Employer contributions..................................................            336,829            265,008
     Employee contributions..................................................            205,331            149,323
     Rollover contributions..................................................            105,543             24,678
                                                                                 ---------------   ----------------
       Total Contributions...................................................            647,703            439,009
                                                                                 ---------------   ----------------

       Total Additions.......................................................            577,628            643,497
                                                                                 ---------------   ----------------


Deductions from Net Assets Attributed To:
     Plan benefit payments...................................................            390,731             71,135
     Trustee fees............................................................             11,299             18,255
                                                                                 ---------------   ----------------
       Total Deductions......................................................            402,030             89,390
                                                                                 ---------------   ----------------

Net Increase.................................................................            175,598            554,107

Net Assets Available for Benefits - Beginning of Year........................          3,469,600          2,915,493
                                                                                 ---------------   ----------------

Net Assets Available for Benefits - End of Year..............................    $     3,645,198   $      3,469,600
                                                                                 ===============   ================

                       See notes to financial statements

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Note 1 - Summary of Significant Accounting Policies

The Gilmer County Bank's Board of Directors authorized the adoption of the Georgia Bankers Association's Master Section 401(k) Profit Sharing Plan and Trust Adoption Agreement as the Gilmer County Bank's 401(k) Plan effective January 1, 1995. The Gilmer County Bank Section 401(k) Profit Sharing Plan was amended on April 22, 1997. Appalachian Bancshares, Inc. (the "Company") became the adopting company and sponsor of the Gilmer County Bank Section 401(k) Profit Sharing Plan, which was renamed the "Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan."

On December 1, 1998, the Company purchased First National Bank of Union County. Effective with this purchase, the Company signed a joinder agreement and amended the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust whereby the employees of First National Bank of Union County became fully participating members of that plan, with prior years of service being considered for eligibility requirements. For purposes of determining the vested percentage of the matching and profit sharing accounts, the date of the acquisition shall be used.

On October 1, 2001, the Company adopted the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") which amended and restated, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust. Pentegra Group, Inc. ("Pentegra") provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. who are age eighteen or older. The Plan contains a one-year service requirement for eligibility for employer matching and profit-sharing amounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended on October 15, 2002, and November 19, 2002. The first amendment was to conform language in the Plan to adhere to current regulatory provisions (see Note 3). The second amendment sets a minimum age for employees to be eligible as Plan participants.

Basis of Accounting - The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies - Continued

Administrative expenses - The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

Investments - The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date or in which recent trades are too few to properly reflect true market value are valued at either the last reported bid price or an average of recent sales, whichever is considered a more appropriate estimation of fair value. The Company's common stock is valued at its most recent market price, as determined by a third-party valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status - The Internal Revenue Service (the "IRS") has informed Pentegra, by a favorable approval letter dated March 6, 2003 (the "Favorable Approval Letter"), that the Pentegra Services, Inc. Prototype Non-Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the "IRC") for use by employers for the benefit of their employees. The favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC.

Related Party Transactions - Certain investments are shares of the Company's common stock and qualify as party-in-interest (see Note 5).

Non-participant Directed Investment - The majority of the Company's common stock is non-participant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.


Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents (see Exhibits 10.1 and 10.2 to this Form 11-K) for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Note 2 - Description of the Plan - Continued

Participation - Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

Contributions - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, and Company common stock as investment options for participants. Profit-sharing amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested directly in the Company's common stock. Contributions are subject to certain limitations.

Allocation of Benefits - Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 1,000 hours of employment (250 hours of employment if the contribution determination period is a period of 3 months), or retired, died or became totally and permanently disabled prior to the last day of the contribution determination period. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant's accounts pursuant to the Plan.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of normal retirement age (65), death or permanent disability or the 6th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:


                                Years of                                     Vested
                            Credited Service                               Percentage
                           ------------------                           ---------------
                               Less than 2                                            0%
                                    2                                                20%
                                    3                                                40%
                                    4                                                60%
                                    5                                                80%
                                    6                                               100%

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Note 2 - Description of the Plan - Continued

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant's account (not to exceed 50% of the participant's vested account) and bear interest at the Barron's Prime Rate plus 1% or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments - Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Forfeitures shall be allocated to eligible participants' accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts - Forfeited accounts will be reallocated to participants in the same manner as employer contributions.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

S&P Stock Fund                          Growth & Income Asset Allocation Fund
Stable Value Fund                       Growth Asset Allocation Fund
S&P Midcap Stock Fund                   Appalachian Bancshares, Inc. Stock Fund
Money Market Fund                       S&P 500/ Growth Stock Fund
Government Bond Fund                    S&P 500/ Value Stock Fund
International Stock Fund                Russell 2000 Stock Fund
Income Plus Asset Allocation Fund

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Note 3 - New Accounting Provisions

Effective January 1, 2002, the Plan document was amended and restated in its entirety to comply with various law changes commonly referred to as GUST and EGTRRA. GUST is an acronym for the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000.

EGTRRA is the Economic Growth and Tax Relief Reconciliation Act of 2001. The primary component of EGTRRA allowed participants who achieved age 50 prior to the close of the Plan year to make catch up contributions in accordance with the procedures established by the Administrator.


Note 4 - Investments

The following presents investments at December 31, 2002 and 2001 that represent 5% or more of the net assets of the Plan:

                                                                                      2002               2001
                                                                                 ---------------   ----------------

Appalachian Bancshares, Inc. Common Stock,
   230,248 and 218,558 shares, respectively..................................    $     3,384,646   $      3,278,370

During 2002 and 2001, the investments by the Plan (including gains and losses on investments sold during the year) appreciated (depreciated) in value by $(72,500) and $204,488, respectively, as follows:

                                                                                      2002               2001
                                                                                 ---------------   ----------------

Mutual funds and collective trusts...........................................    $       (15,116)  $        (14,070)
Common stock.................................................................            (57,384)           218,558
                                                                                 ---------------   ----------------

                                                                                 $       (72,500)  $        204,488
                                                                                 ===============   ================


Note 5 - Party-in-Interest Transaction

At December 31, 2002 and 2001, the Plan held investments in the Company's common stock valued at $3,384,646 and $3,278,370, respectively. During 2002 and 2001, the Plan had recognized appreciation (depreciation) of $(57,384) and $218,558, respectively.

                             SUPPLEMENTAL SCHEDULES

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2002

                     Sponsor EIN 58-2242407, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Mutual Funds:

Barclays Global Investors
Equity Index/S&P 500                                       1,430 shares          N/A **          $           17,073

Barclays Global Investors
Midcap                                                     1,601 shares          N/A **                      25,521

Barclays Global Investors
Government/Money Market                                   21,575 shares          N/A **                      21,575

Barclays Global Investors
Bond/20 + TSY                                                118 shares          N/A **                       2,028

Barclays Global Investors
Stable Value                                                 663 shares          N/A **                       9,313

Barclays Global Investors
International Fund                                           114 shares          N/A **                       1,467

Barclays Global Investors
Income Plus Fund                                             996 shares          N/A **                      12,846

Barclays Global Investors
Growth and Income Fund                                     2,282 shares          N/A **                      26,853

Barclays Global Investors
Growth Fund                                                1,146 shares          N/A **                      11,784

Barclays Global Investors
S&P 500/Value                                              1,274 shares          N/A **                      10,164

Barclays Global Investors
S&P 500/Growth                                               702 shares          N/A **                       4,592

Barclays Global Investors
Russell 2000                                                 275 shares          N/A **                       2,564



                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                                December 31, 2002

                     Sponsor EIN 58-2242407, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Common Stock:

*  Appalachian Bancshares, Inc.
Common Stock                                     230,248 shares            $        1,839,519    $        3,384,646

*  Appalachian Bancshares, Inc.
Money Market-Escrow Funds                                                              22,549                22,549

Participant Loans                                Two loans at
                                                 5.75% maturing
                                                 January and
                                                 September 2007                            --                31,846
                                                                           ------------------    ------------------

                                                                           $        1,862,068    $        3,584,821
                                                                           ==================    ==================



*    Indicates a party-in-interest
**   Cost information has been omitted for participant directed investments

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                      SCHEDULE OF REPORTABLE TRANSACTIONS *

                          Year Ended December 31, 2002




                                                                                         (h)
             (a), (b)                                                                  Current
            Identity of                                                               Value of
             Issue and                  (c)              (d)             (g)          Asset on             (i)
               Asset                 Purchase          Selling          Cost         Transaction          Gain
            Description                Price            Price         of Asset          Date             (Loss)
--------------------------------   -------------   -------------   --------------   --------------   --------------

Appalachian Bancshares, Inc.
Common Stock                       $     275,660   $          --   $      275,660   $      275,660   $           --

* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

                              REQUIRED INFORMATION

Financial Statements

4. In lieu of the requirements of Items 1 through 3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2002 and 2001 are presented on pages 3 through 12.

Exhibits. The following exhibits are filed with this statement:

Exhibit No.                           Description
-----------                           -----------

     5.0  Internal   Revenue  Service   Favorable   Determination   Letter,   in
          satisfaction of the Company's undertaking set forth in the Company's Registration Statement on Form S-8, as amended.

     10.1 Amendment to Adoption Agreement for the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (effective November 1, 2002).

     10.2 Adoption Agreement for the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust, as amended (effective December 1, 2002).

     10.3 Pentegra Services, Inc. Employees' Savings & Profit Sharing Plan Basic Plan Document.

     23   Consent of Schauer Taylor Cox Vise Morgan & Fowler, P.C.

     99.1 Letter Notification to the Bank of New York providing an updated list of members of the Administrative Committee for the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust.

     99.2 Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Appalachian Bancshares, Inc., as Trustee


Date: June 30, 2003                       By:   /s/  Tracy R. Newton
                                             -----------------------------------
                                             Tracy R. Newton, Plan Administrator

                          ----------------------------

                                    Exhibits

                                       To

                          Appalachian Bancshares, Inc.
                              Employees' Savings &
                          Profit Sharing Plan AND TRUST

                          Year Ended December 31, 2002
                          ----------------------------

                                  Exhibit Index

Exhibit No.                                     Description
-----------                                     -----------

     5    Internal   Revenue  Service   Favorable   Determination   Letter,   in
          satisfaction of the Company's undertaking set forth in the Company's Registration Statement on Form S-8, as amended.

     10.1 Amendment to Adoption Agreement for the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (effective November 1, 2002).

     10.2 Adoption Agreement for the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust, as amended (effective December 1, 2002).

     10.3 Pentegra Services, Inc. Employees' Savings & Profit Sharing Plan Basic Plan Document.

     23   Consent of Schauer Taylor Cox Vise Morgan & Fowler, P.C.

     99.1 Letter Notification to the Bank of New York providing an updated list of members of the Administrative Committee for the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust.

     99.2 Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002.

                          ----------------------------

                                   Exhibit 5

                            INTERNAL REVENUE SERVICE

                      Favorable Determination Letter of the

                      Non-Standardized Profit Sharing Plan

                          ----------------------------

Exhibit 5

INTERNAL REVENUE SERVICE                       Department of the Treasury
P.O. BOX 2508
CINCINNATI, OH  45201
                                               Employer Identification Number:
Date:  March 6, 2003                              58-2242407
                                               DLN:
                                                  17007339011022
APPALACHIAN BANCSHARES, INC.                   Person to Contact:
829 INDUSTRIAL BLVD                               BEVERLEY E. BLAKE
ELLIJAY,  GA  30540                            Contact Telephone Number:
                                                  (877) 829-5500
                                               Plan Name:
                                                 APPALACHIAN BANCSHARES INC
                                                 SAVINGS AND PROFIT SHARING PLAN
                                               Plan Number:  001




Dear Applicant:

     We have made a favorable determination on the plan identified above based on the information you have supplied. Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records. You must retain this information to preserve your reliance on this letter.

     Continued qualification of the plan under its present form will depend on its effect in operation. See section 1.401-1(b) (3) of the Income Tax Regulations. We will review the status of the plan in operation periodically.

     The enclosed Publication 794 explains the significance and the scope of this favorable determination letter based on the determination requests selected on your application forms. Publication 794 describes the information that must be retained to have reliance on this favorable determination letter. The publication also provide examples of the effect of a plan's operation on its qualified status and discusses the reporting requirements for qualified plans. Please read Publication 7904.

     This letter relates only to the status of your plan under the Internal Revenue Code. It is not a determination regarding the effect of other federal or local statutes.

         This determination letter is also applicable for the amendment(s) dated on 10/15/02 & 9/25/01.

     This letter considers the changes in qualification requirements made by the Uruguay Round Agreements Act, Pub. L. 103-465, the Small Business Job Protection Act of 1996, Pub. L. 104-188, the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353, the Taxpayer Relief Act of 1997, Pub. L. 105-34, the Internal Revenue Service Restructuring and Reform Act of 1998, Pub.
L. 105-206, and the Community Renewal Relief Act of 2000, Pub. L. 106-554.



                                                              Letter 835 (DO/CG)

APPALACHIAN BANCSHARES INC


     This letter may not be relied on with respect to whether the plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16.

     The requirement for employee benefits plans to file summary plan descriptions (SPD) with the U.S. Department of Labor was eliminated effective August 5, 1997. For more details, call 1-800-998-7542 for a free copy of the SPD card.

     The information on the enclosed addendum is an integral part of this determination. Please be sure to read and keep it with this letter.

     We have sent a copy of this letter to your representative as indicated in the power of attorney.

     If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

                                             Sincerely yours,


                                             /s/ Paul T. Shultz
                                             Paul T. Shultz
                                             Director
                                             Employee Plans Rulings & Agreements

Enclosures:
Publication 794
Addendum

                                                              Letter 835 (DO/CG)

APPALACHIAN BANCSHARES INC

     This determination letter is also applicable for the amendment(s) dated on 4/24/2001.



                                                              Letter 835 (DO/CG)

                          ----------------------------

                                  Exhibit 10.1

                         Amendment to Adoption Agreement

                                       for

                          Appalachian Bancshares, Inc.
                              Employees' Savings &
                          Profit Sharing Plan and trust

                          ----------------------------

Exhibit 10.1 - Amendment to Adoption Agreement


                         Amendment to Adoption Agreement
                                       for
                          APPALACHIAN BANCSHARES, INC.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                                       D60

Effective November 1, 2002, Section V(A), Eligibility Requirements of the Adoption Agreement for Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust is replaced by the following Section V(A):

V.   Eligibility Requirements

     A. All Employees shall be eligible to participate in the Plan in accordance with the provisions of Article II of the Plan, except the following Employees shall be excluded (choose whichever shall apply):

          1.   X    Employees  who have not  attained age 18 (Insert an age from
                    18 to 21).

          2. Employees who have not completed (1-11,12 or 24) consecutive months of service.

                    Note:Employers which permit Members to make pre-tax elective deferrals to the Plan (see VII.A.3.) may not elect a 24 month eligibility period.

          3.   X    Employees  included in  a unit  of  Employees  covered  by a collective bargaining agreement, if retirement benefits were the subject of good faith bargaining between the Employer and Employee representatives.

          4.   X    Employees who are nonresident  aliens  and  who   receive no
                    earned income from the Employer which constitutes income from sources within the United States.

          5.        Employees included in the following job classifications:

                    (a)  Hourly Employees

                    (b)  Salaried Employees

                    (c) Flex staff employees (i.e., any Employee who is not a regular full-time or part-time Employee).

                    (d) Short-term Employees ( i.e.; employees who are hired under a written agreement which precludes membership in the Plan and provides for a specific period of employment not in excess of one year).

          6. Employees of the following employers which are aggregated under Section 414(b), 414(c) or 414(m) of the Code:

                          ------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------

     Note: If no entries are made above, all Employees shall be eligible to participate in the Plan on the later of: (i) the Effective Date or (ii) the first day of the calendar month or calendar quarter (as designated by the Employer in Section II.C.) coinciding with or immediately following the Employee's Date of Employment or, as applicable, Date of Reemployment.


                EXECUTION OF AMENDMENT TO THE ADOPTION AGREEMENT

Upon execution by the Employer of this Amendment, the Adoption Agreement, as amended, together with the Sponsor's Employees' Savings & Profit Sharing Plan and Trust Agreement (the "Agreement"), shall constitute the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust.

IN WITNESS WHEREOF, the Employer has caused this Amendment to the Adoption Agreement to be executed by its duly authorized officer this 15th day of October, 2002.

                                                    APPALACHIAN BANCSHARES, INC.

                                                    By: /s/ Tracy Newton
                                                       -------------------------
                                                    Name:  Tracy Newton
                                                       -------------------------
                                                    Title: President and CEO
                                                       -------------------------

                          ----------------------------

                                  Exhibit 10.2

                               Adoption Agreement

                                       for

                          Appalachian Bancshares, Inc.
                              Employees' Savings &
                    Profit Sharing Plan and Trust, as amended

                          ----------------------------

Exhibit 10.2 - Adoption Agreement

ADOPTION AGREEMENT

                                                For Appalachian Bancshares, Inc.
                              Employees' Savings & Profit Sharing Plan and Trust
                                                                  Client No. D60


                                                                         PENTEGA

                               ADOPTION AGREEMENT
                                       FOR
                          APPALACHIAN BANCSHARES, INC.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST


Name of Employer:         Appalachian Bancshares, Inc.

Address:                  829 Industrial Blvd., P.O. Box G,  Ellijay, GA   30540
                          ------------------------------------------------------

Telephone Number:         706-276-8000                      FAX 706-276-8005
                          ------------------------------------------------------

Contact Person:           Tracy R. Newton, President & CEO

Name of Plan:             Appalachian  Bancshares,  Inc.  Employees'  Savings  &
                          Profit Sharing Plan and Trust
                          ------------------------------------------------------

THIS ADOPTION AGREEMENT, upon execution by the Employer and the Trustee, and subsequent approval by a duly authorized representative of Pentegra Services, Inc. (the "Sponsor"), together with the Sponsor's Employees' Savings & Profit Sharing Plan and Trust Agreement (the "Agreement"), shall constitute the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan"). The terms and provisions of the Agreement are hereby incorporated herein by this reference; provided, however, that if there is any conflict between the Adoption Agreement and the Agreement, this Adoption Agreement shall control.

The elections hereinafter made by the Employer in this Adoption Agreement may be changed by the Employer from time to time by written instrument executed by a duly authorized representative thereof; but if any other provision hereof or any provision of the Agreement is changed by the Employer other than to satisfy the requirements of Section 415 or 416 of the Internal Revenue Code of 1986, as amended (the "Code"), because of the required aggregation of multiple plans, or if as a result of any change by the Employer the Plan fails to obtain or retain its tax-qualified status under Section 401(a) of the Code, the Employer shall be deemed to have amended the Plan evidenced hereby and by the Agreement into an individually designed plan, in which event the Sponsor shall thereafter have no further responsibility for the tax-qualified status of the Plan. However, the Sponsor may amend any term, provision or definition of this Adoption Agreement or the Agreement in such manner as the Sponsor may deem necessary or advisable from time to time and the Employer and the Trustee, by execution hereof, acknowledge and consent thereto. Notwithstanding the foregoing, no amendment of this Adoption Agreement or of the Agreement shall increase the duties or responsibilities of the Trustee without the written consent thereof.

I.     Effect of Execution of Adoption Agreement

     The Employer, upon execution of this Adoption Agreement by a duly authorized representative thereof, (choose 1 or 2):

       1. Establishes as a new plan the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust, effective _____________, ____ (the "Effective Date").

       2.  X   Amends  its   existing   defined   contribution  plan  and  trust
               Appalachian Bancshares,  Inc. Employees' Savings & Profit Sharing
               Plan  dated   September  25,  2001,  in  its  entirety  into  the
               Appalachian Bancshares,  Inc. Employees' Savings & Profit Sharing
               Plan and Trust, effective December 1, 2002, except as otherwise provided herein or in the Agreement (the "Effective Date").

II.    Definitions

     A. "Compliance Testing Method" means the prior year testing method unless the Employer elects to use current year testing for determining the actual deferral percentages and actual contribution percentages by checking this line .

     Note:Whichever testing method is selected (prior year testing or current year testing), it must apply to both the actual deferral percentage test and the actual contribution percentage test.

     B.   Employer

           1. "Employer," for purposes of the Plan, shall mean:

                          Appalachian Bancshares, Inc.

          2.   The Employer is (indicate whichever may apply):

                  (a)        X        A  member  of  a   controlled   group   of
                                      corporations under Section 414(b) of the Code.

                  (b) A member of a group of entities under common control under Section 414(c) of the Code.

                  (c) A member of an affiliated service group under Section 414(m) of the Code.

                  (d)                 A corporation.

                  (e)                 A sole proprietorship or partnership.

                  (f)                 A Subchapter S corporation.

                  (g)                 Other .

          3.   Employer's Taxable Year Ends on 12/31 .

          4.   Employer's Federal Taxpayer Identification Number is 58-2242407

          5.   The Plan Number for the Plan is (enter 3-digit number) 001 .

     C.   "Entry Date" means the first day of the (choose 1 or 2):

          1. X Calendar month coinciding with or next following the date the Employee satisfies the Eligibility requirements described in
               Section III.

          2. Calendar quarter (January 1, April 1, July 1, October 1) coinciding with or next following the date the Employee satisfies the Eligibility requirements described in Section III.

     D. "Limitation Year" means the twelve (12) consecutive month period ending on ___________ (month/day). Note: If no 12 month period is selected, the Limitation Year shall be the Plan Year.

     E.   "Member" means an Employee enrolled in the membership of the Plan.

     F.   "Normal Retirement Age" means (choose 1 or 2):

          1. X Attainment of age 65 (select an age not less than 55 and not greater than 65).

          2. Later of: (i) attainment of age 65 or (ii) the fifth anniversary of the date the Member commenced ------- participation in the Plan.

     G. "Normal Retirement Date" means the first day of the first calendar month coincident with or next following the date upon which a Member attains his or her Normal Retirement Age.

     H. "Plan Year" means the twelve (12) consecutive month period ending on 12/31 month/day)

     I.   "Salary" for benefit purposes under the Plan means (choose 1, 2 or 3):

          1. X Total  taxable   compensation  as reported on Form W-2 (exclusive
               of any compensation deferred from a prior year).

          2.   Basic Salary only.

          3. Basic Salary plus one or more of the following (if 3 is chosen, then choose (a) or (b), and/or (c) or ( d), whichever shall apply):

               (a)  Commissions   not  in   excess   of   $____________

               (b) Commissions to the extent that Basic Salary plus Commissions do not exceed $---------------

               (c)  Overtime

               (d)  Overtime and bonuses

Note: Member pre-tax contributions to a Section 401(k) plan are always included in Plan Salary.

III.   Salary Adjustment

     A.   Cafeteria Plan (Section 125) Salary Adjustment.

          Member pre-tax contributions to a Code Section 125 cafeteria plan are to be included in Plan Salary, unless the Employer elects to exclude such amounts by checking this line .

     B.   Transportation Fringe Benefit (Section 132(f)) Adjustment.

          Member pre-tax contributions for qualified transportation fringe benefits under Code Section 132(f) are to be included in Plan Salary, unless the Employer elects to exclude such amounts by checking this line .

IV.  Highly Compensated Employee Elections

     A.   Top Paid Group Election:

          In determining who is a Highly Compensated Employee, the Employer makes the Top Paid Group election by checking this line X . The effect of this election is that an Employee (who is not a 5% owner at any time during the determination year or the look-back year) with compensation in excess of $80,000 (as adjusted) for the look-back year is a Highly Compensated Employee only if the Employee was in the top-paid group (i.e., the top 20% of Employees ranked on the basis of compensation paid by the Employer) for the look-back year.

     B.   Calendar Year Data Election:

          For determining which Employees are Highly Compensated Employees, the look-back year will be the 12 month period immediately preceding the determination year, except that, for non-calendar year plans, the look-back year will be the calendar year ending within the Plan Year by checking this line ____.

V.   Eligibility Requirements

     A. All Employees shall be eligible to participate in the Plan in accordance with the provisions of Article II of the Plan, except the following Employees shall be excluded (choose whichever shall apply):

          1. X  Employees   who have not  attained age 18 (Insert an age from 18
                to 21).

          2. Employees who have not completed (1-11, 12 or 24) consecutive months of service.

          Note:Employers which permit Members to make pre-tax elective deferrals to the Plan (see VII.A.3.) may not elect a 24 month eligibility period.

          3. X Employees included in a unit of Employees covered by a collective bargaining agreement, if retirement benefits were the subject of good faith bargaining between the Employer and Employee representatives.

          4. X Employees who are nonresident aliens and who receive no earned income from the Employer which constitutes income from sources within the United States.

          5.   Employees included in the following job classifications:

               (a)  Hourly Employees

               (b)  Salaried  Employees

               (c) Flex staff employees (i.e., any Employee who is not a regular full-time or part-time Employee).

               (d) Short-term Employees ( i.e.; employees who are hired under a written agreement which precludes membership in the Plan and provides for a specific period of employment not in excess of one year).

          6.   Employees of the following  employers which are aggregated  under
               Section 414(b), 414(c) or 414(m) of the Code:

                                  ----------------------------------------------
                                  ----------------------------------------------
                                  ----------------------------------------------

               Note:If no  entries  are  made  above,  all  Employees  shall  be eligible to participate in the Plan on the later of: (i) the Effective Date or (ii) the first day of the calendar month or calendar quarter (as designated by the Employer in Section II.C.) coinciding with or immediately following the Employee's Date of Employment or, as applicable, Date of Reemployment.

     B. Such eligibility computation period established in Section V(A) above shall be applicable to (choose 1 or 2):

          1. X Both present and future Employees.

          2.   Future Employees only.

     C. Such Eligibility requirements established above shall be (choose 1 or 2):

          1. X Applied  to  the   designated  Employee  group  on and  after the
               Effective Date of the Plan.

          2. Waived for the consecutive month period (may not exceed 12) beginning on the Effective Date of the Plan.

     D.   Service Crediting Method for Eligibility (Choose 1, 2 or 3):

          1.   Not applicable. There is no service required for eligibility.

          2. X Hour of service method (Choose a or b):

               (a)  X The actual number of Hours of Employment.

               (b) 190 Hours of Employment for each month in which the Employee completes at least one hour of Employment.

          3.   Elapsed time method.

     E.   Requirements to Commence Allocation of Employer Contributions.

          1. Employer Contributions shall be allocated to Members Accounts in accordance with Article III of the Plan, except that the following Members will not be entitled to Employer contributions (choose (a) or (b) and/or (c)):

              (a)   No   additional   requirements   apply.   (The   eligibility
                    requirements   under  Section  V  above  apply  to  Employer
                    Contributions); or

              (b) X Members who  have  not  attained  age 18 (Insert an age from
                    18-21); and/or

              (c) X Member's   who  have  not  completed  12 (1-12)  consecutive
                    months of service.

          2. The requirement to commence allocation of Employer Contributions established in this Section E shall apply to all Employer Contributions provided under Section 3.4 of the Plan except:

               (a)  Matching  contributions

               (b)  Basic  contributions

               (c)  Safe   harbor   CODA    contributions

               (d)  Supplemental   contributions

               (e)  Qualified non-elective contributions

               (f)  Profit sharing contributions


                    Note:If an  Employer  contribution  type  is  selected  in 2 above, Members will receive Employer contributions based upon the eligibility requirements under Section V above and the provisions of the Plan document for such Employer contribution type.

VI.  Prior Employment Credit

     A.   Prior Employment Credit:

          _ Employment with the following entity or entities shall be included for eligibility and vesting purposes:

                                  ----------------------------------------------
                                  ----------------------------------------------


          Note:If this Plan is a continuation of a Predecessor Plan, service under the Predecessor Plan shall be counted under this Plan.

VII. Contributions

     Note:Annual  Member   pre-tax   elective   deferrals,   Employer   matching
          contributions, Employer safe harbor CODA contributions, Employer basic contributions, Employer supplemental contributions, Employer profit sharing contributions and Employer qualified non-elective contributions, in the aggregate, may not exceed 15% of all Members' Salary (excluding from Salary Member pre-tax elective deferrals).

     A. Employee Contributions (fill in 1 and/or 6 if applicable; choose 2 or 3; 4 or 5):

          1.X The maximum amount of monthly contributions a Member may make to the Plan (both pre-tax deferrals and after-tax contributions) is 10 % (1-75) of the Member's monthly Salary.

          2.X (Choose a and/or b):

               (a) X A Member may make pre-tax elective deferrals to the Plan, based on multiples of 1% of monthly Salary, or

               (b) A Member may make pre-tax elective deferrals to the Plan based on a specified dollar amount.

          3.   A Member may not make pre-tax elective deferrals to the Plan.

          4. A Member may make after-tax contributions to the Plan, based on multiples of 1% of monthly Salary.

          5.X  A Member may not make after-tax contributions to the Plan.

          6.X An Employee may allocate a rollover contribution to the Plan prior to satisfying the Eligibility requirements described above.

     B. A Member may change his or her contribution rate with respect to, if made available, pre-tax deferrals and after-tax contributions (choose 1, 2 or 3):

          1.   1 time per pay period.

          2.   1 time per calendar month.

          3.X  1 time per calendar quarter.

     C. Employer Matching Contributions (fill in 1 or 6 as applicable; and if you select 1, then choose 2, 3, 4 or 5):

          1. The Employer matching contributions under 2, 3 or 4 below shall be based on the Member's contributions (both pre-tax deferrals and after-tax contributions) not in excess of % (1-20 but not in excess of the percentage specified in A.1. above) of the Member's Salary.

          2. The Employer shall allocate to each contributing Member's Account an amount equal to % (not to exceed 200%) of the Member's contributions (both pre-tax deferrals and after-tax contributions) for that month (as otherwise limited in accordance with C.1. above).

          3. The Employer shall allocate to each contributing Member's Account an amount based on the Member's contributions (as otherwise limited in accordance with C.1. above) and determined in accordance with the following schedule:

                                            Years of Employment               Matching %
                                   ------------------------------------       ----------
                                    Less than 3                                  50%
                                    At least 3, but less than 5                  75%
                                    5 or more                                   100%

          4. The Employer shall allocate to each contributing Member's Account an amount based on the Member's contributions (as otherwise limited in accordance with C.1. above) and determined in accordance with the following schedule:

                                            Years of Employment               Matching %
                                   ------------------------------------       ----------
                                      Less than 3                               100%
                                      At least 3, but less than 5               150%
                                      5 or more                                 200%

          5. The Employer shall allocate to each contributing Member's Account an amount equal to _____% on the first _____% of the Member's monthly contributions plus ____% on the next ____% of the Member's monthly contributions.

          6.X  No Employer matching contributions will be made to the Plan.

     D. Safe Harbor CODA Contributions (Actual Deferral Percentage Test Safe Harbor Contributions) (Complete 1 or 2 below, if applicable):

          1. The Employer shall make a safe harbor Basic Matching Contribution to the Plan on behalf of each Member (i.e.; 100% of the Member's 401(k). Deferrals that do not exceed 3% of the Member's Salary plus 50% of the Member's 401(k), Deferrals that exceed 3% of the Member's Salary but that do not exceed 5% of the Member's Plan Salary).

          2. In lieu of safe harbor Basic Matching Contributions, the Employer will make the following contributions for the Plan Year (complete
               (a) and/or (b)):

               (a)  Enhanced Matching Contributions  (complete 1, 2 or 3 below):

                    (1) __ The Employer shall make Matching Contributions to the Account of each Member in an amount equal to the sum of:

                    (i) the Member's 401(k) Deferrals that do not exceed ____ percent of the Member's Salary plus

                    (ii) Percent of the Member's  401(k)  Deferrals  that exceed percent of the Member's Salary and that do not exceed percent of the Member's Salary.

                    Note:In the  blank  in (i) and the  second  blank  in  (ii), insert a number that is 3 or greater but not greater than 6. The first and last blanks in (ii) must be completed so that at any rate of 401(k) Deferrals, the Matching Contribution is at least equal to the Matching Contribution receivable if the Employer were making Basic Matching Contributions, but the rate of match cannot increase as deferrals increase. For example, if "4" is inserted in the blank in (i), (ii) need not be completed.


                    (2) __ 150% of the Member's contributions not to exceed ____ (Enter 3% or 4%) of the Member's Plan Salary; or

                    (3) __`200% of the Member's contributions not to exceed ____ (Enter 2% or 3%) of the Member's Plan Salary.

          (b)  Safe Harbor Nonelective Contributions:

The Employer will make a Safe Harbor Nonelective Contribution to the Account of each Member in an amount equal to 3 percent of the Member's Salary for the Plan Year, unless the Employer inserts a greater percentage here .

     E.   Employer Basic Contributions (choose 1 or 2):

          1. The Employer shall allocate an amount equal to % (based on 1% increments not to exceed 15%) of Member's Salary for the month to (choose (a) or (b)):

               (a)  The Accounts of all Members

               (b) The Accounts of all Members who were employed with the Employer on the last day of such month.

          2.X  No Employer basic contributions will be made to the Plan.

     F.   Employer Supplemental Contributions:

          The Employer may make supplemental contributions for any Plan Year in accordance with Section 3.7 of the Plan.

     G.   Employer Profit Sharing Contributions (Choose 1, 2, 3, 4, or 5):

          1.   No  Employer  Profit  Sharing  Contributions  will be made to the
               Plan.

          Non-Integrated Formula

          2.X  Profit   sharing   contributions   shall  be  allocated  to  each
               Member's Account in the same ratio as each eligible Member's Salary during such Contribution Determination Period bears to the total of such Salary of all eligible Members.

          3. Profit sharing contributions shall be allocated to each eligible Member's Account in the same ratio as each eligible Member's Salary for the portion of the Contribution Determination Period during which the Member satisfied the Employer's eligibility requirement(s) bears to the total of such Salary of all eligible Members.

          Integrated Formula

          4. Profit sharing contributions shall be allocated to each eligible Member's Account in a uniform percentage (specified by the Employer as %) of each Member's Salary during the Contribution Determination Period ("Base Contribution Percentage") for the Plan Year that includes such Contribution Determination Period , plus a uniform percentage

               (specified by the Employer as %, but not in excess of the lesser of (i) the Base Contribution Percentage and (ii) the greater of
               (1) 5.7% or (2) the  percentage  equal to the portion of the Code
               Section 3111(a) tax imposed on employers under the Federal Insurance Contributions Act (as in effect as of the beginning of the Plan Year) which is attributable to old-age insurance) of each Member's Salary for the Contribution Determination Period in excess of the Social Security Taxable Wage Base ("Excess Salary") for the Plan Year that includes such Contribution Determination Period, in accordance with Article III of the Plan.

          5. Profit sharing contributions shall be allocated to each eligible Member's Account in a uniform percentage (specified by the
               Employer as %) of each Member's Salary for the portion of the Contribution Determination Period during which the Member satisfied the Employer's eligibility requirement(s), if any, plus a uniform percentage (specified by the Employer as %, but not in excess of the lesser of (i) the Base Contribution Percentage and
               (ii) the greater of (1) 5.7% or (2) the percentage equal to the portion of the Code Section 3111(a) tax imposed on employers under the Federal Insurance Contributions Act (as in effect as of the beginning of the Plan Year) which is attributable to old-age insurance) of each Member's Excess Salary for the portion of the Contribution Determination Period during which the Member satisfied the Employer's eligibility requirement(s) in accordance with Article III of the Plan.

     H.   Allocation of Employer Profit Sharing Contributions:

          In accordance with Section VII, G above, a Member shall be eligible to share in Employer Profit Sharing Contributions, if any, as follows (choose 1 or 2):

          1. A Member shall be eligible for an allocation of Employer Profit Sharing Contributions for a Contribution Determination Period if he or she is eligible to participate in the Plan for the Plan Year to which the Profit Sharing Contributions relate.

          2.X A Member shall be eligible for an allocation of Employer Profit Sharing Contributions for a Contribution Determination Period only if he or she (choose (a), (b) or (c) whichever shall apply):

               (a) is employed on the last day of the Contribution Determination Period, or retired, died or became totally and permanently disabled prior to the last day of the Contribution Determination Period.

               (b) completed 1,000 Hours of Employment if the Contribution Determination Period is a period of 12 months (250 Hours of Employment if the Contribution Determination Period is a period of 3 months), or retired, died or became totally and permanently disabled prior to the last day of the Contribution Determination Period.

               (c)X is  employed   on  the  last  day  of  the   Contribution
                    Determination Period and, if such period is 12 months, completed 1,000 Hours of Employment (250 Hours of Employment if the Contribution Determination Period is a period of 3 months), or retired, died or became totally and permanently disabled prior to the last day of the Contribution Determination Period.

     I. "Contribution Determination Period" for purposes of determining and allocating Employer profit sharing contributions means (choose 1,2, 3 or 4):

          1.X  The Plan Year.

          2. The Employer's Fiscal Year (defined as the Plan's "limitation year") being the twelve (12) consecutive month period commencing ________________ (month/day) and ending ________________
               (month/day).

          3. The three (3) consecutive month periods that comprise each of the Plan Year quarters.

          4. The three (3) consecutive month periods that comprise each of the Employer's Fiscal Year quarters. (Employer's Fiscal Year is the twelve (12) consecutive month period commencing ________________ (month/day) and ending ________________ (month/day).

     J.   Employer Qualified Nonelective Contributions:

          The Employer may make qualified nonelective contributions for any Plan Year in accordance with Section 3.9 of the Plan.

     K.   Top Heavy Contributions:

          If the Plan is determined to be Top Heavy and if Top Heavy Contributions will be made to the Plan, Top Heavy Contributions will be allocated to: (choose 1 or 2 below):

          1.X  Only Members who are Non-Key Employees.

          2.   All Members.

VIII. Investments

     The Employer hereby appoints Barclays Global Investors, N.A. to serve as Investment Manager under the Plan. The Employer hereby selects the following Investments to be made available under the Plan (choose whichever shall apply) and consents to the lending of securities by such funds to brokers and other borrowers. The Employer agrees and acknowledges that the selection of Investments made in this Section VIII is solely its responsibility, and no other person, including the Sponsor or Investment Manager, has any discretionary authority or control with respect to such selection process. The Employer hereby holds the Investment Manager harmless from, and indemnifies it against, any liability Investment Manager may incur with respect to such Investments so long as Investment Manager is not negligent and has not breached its fiduciary duties.

           1.       X   Money Market Fund
                  ------
           2.       X   Stable Value Fund
                  -----
           3.       X   Government Bond Fund
                  -----
           4.       X   S&P 500 Stock Fund
                  -----
           5.       X   S&P 500/Value Stock Fund
                  -----
           6.       X   S&P 500/Growth Stock Fund
                  -----
           7.       X   S&P MidCap Stock Fund
                  -----
           8.       X   Russell 2000 Stock Fund
                  -----
           9.       X   International Stock Fund
                  -----
           10.      X   Asset Allocation Funds (3)
                  -----
                    X   Income Plus
                    X   Growth & Income
                    X   Growth
           11.      X   Appalachian Bancshares, Inc. Stock Fund  (the  "Employer
                  ----- Stock Fund")

           12.          Appalachian Bancshares, Inc. Certificate of Deposit Fund
                  -----

           13.          NASDAQ 100 Index Fund
                  -----

           14.          Self-directed Brokerage Account
                  -----

IX.    Employer Securities

     A.   If the Employer  makes  available an Employer  Stock Fund  pursuant to
          Section VIII of this Adoption Agreement, then voting and tender offer rights with respect to Employer Stock shall be delegated and exercised as follows (choose 1 or 2):

          1. Each Member shall be entitled to direct the Plan Administrator as to the voting and tender or exchange offer rights involving Employer Stock held in such Member's Account, and the Plan Administrator shall follow or cause the Trustee to follow such directions. If a Member fails to provide the Plan Administrator with directions as to voting or tender or exchange offer rights, the Plan Administrator shall exercise those rights as it determines in its discretion and shall direct the Trustee accordingly.

          2.X The Plan Administrator shall direct the Trustee as to the voting of all Employer Stock and as to all rights in the event of a tender or exchange offer involving such Employer Stock.

X.     Investment Direction

     A. Members shall be entitled to designate what percentage of employee contributions and employer contributions made on their behalf will be invested in the various Investment funds offered by the Employer as specified in Section VIII of this Adoption Agreement except:

          1. The following portions of a Member's Account will be invested at the Employer's direction (choose whichever shall apply):


               (a)X Employer Profit Sharing Contributions

                    Shall be invested in:

                    X    Employer Stock Fund.

                         Employer Certificate of Deposit Fund.

                         Any Investment Fund or Funds offered by the Employer.

               (b)  Employer Matching Contributions

                    Shall be invested in:

                         Employer Stock Fund.

                         Employer Certificate of Deposit Fund.

                         Any Investment Fund or Funds offered by the Employer.

               (c)  Employer Basic Contribution

                    Shall be invested in:

                         Employer Stock Fund

                         Employer Certificate of Deposit Fund

                         Any Investment Fund or Funds offered by the Employer

               (d)X Employer Supplemental Contributions

                    Shall be invested in:

                    X    Employer Stock Fund

                         Employer Certificate of Deposit Fund

                         Any Investment Fund or Funds offered by the Employer

               (e)  Employer Qualified Nonelective Contributions

                    Shall be invested in:

                         Employer Stock Fund

                         Employer Certificate of Deposit Fund

                         Any Investment Fund or Funds offered by the Employer

               (f) Employer Safe Harbor CODA Contributions under Section 3.14 of the Plan

                    Shall be invested in:

                         Employer Stock Fund

                         Employer Certificate of Deposit Fund

                         Any Investment Fund or Funds offered by the Employer

     2.X Amounts invested at the Employer's direction may not be transferred by the Member to any other Investment Fund.

     3. Notwithstanding this election in 2, a Member may transfer such amounts to any other Investment Fund upon (choose whichever may apply):

          (a)  the attainment of age (insert 45 or greater)

          (b)  the  completion  of (insert 10 or  greater)  Years of  Employment

          (c) the attainment of age plus Years of Employment equal to (insert 55 or greater)

     B. A Member may change his or her investment direction (choose 1,2, or 3):

          1.X  1 time per business day.

          2.   1 time per calendar month.

          3.   1 time per calendar quarter.

     C. If a Member or Beneficiary (or the Employer, if applicable) fails to make an effective investment direction, the Member's contributions and Employer contributions made on the Member's behalf shall be invested in Money Market Fund (insert one of the Investment Funds selected in Section VIII of this Adoption Agreement).

     D. Effective as of _______, the following additional provisions shall apply to the Employer's Stock Fund (Check all that apply):

          1. No additional Employee contributions may be made to the Employer Stock Fund;

          2. No additional Employer contributions may be made to the Employer Stock Fund;

          3. No investment fund transfers may be made to the Employer Stock Fund; and/or

          4. No investment fund transfers may be made from the Employer Stock Fund.


XI.  Vesting Schedules

     A.   (Choose 1, 2, 3, 4, 5, 6 or 7)

                              Schedule                      Years of Employment                     Vested %
                              --------                      -------------------                     ---------

           1.                 Immediate                     Upon Enrollment                                 100%
                  -------

           2.        X        2-6 Year Graded               Less than 2                                       0%
                  -------
                                                            2 but less than 3                                20%
                                                            3 but less than 4                                40%
                                                            4 but less than 5                                60%
                                                            5 but less than 6                                80%
                                                            6 or more                                       100%

           3.                 5-Year Cliff                  Less than 5                                       0%
                  -------
                                                            5 or more                                       100%

           4.                 3-Year Cliff                  Less than 3                                       0%
                  -------
                                                            3 or more                                       100%

           5.                 4-Year Graded                 Less than 1                                       0%
                  -------
                                                            1 but less than 2                                25%
                                                            2 but less than 3                                50%
                                                            3 but less than 4                                75%
                                                            4 or more                                       100%

           6.                 3-7 Year Graded               Less than 3                                       0%
                  -------
                                                            3 but less than 4                                20%
                                                            4 but less than 5                                40%
                                                            5 but less than 6                                60%
                                                            6 but less than 7                                80%
                                                            7 or more                                       100%

                                       20


           7.                 Other                         Less than                                         0%
                  -------
                                                            ___ but less than                                    %
                                                            ___ but less than                                    %
                                                            ___ but less than                                    %
                                                            ___ but less than                                    %
                                                            ___ or more                                     100%


     B. With respect to the schedules listed above, the Employer elects (choose 1, 2, 3, 4 and/or 5):

          1.   Schedule solely with respect to Employer matching contributions.

          2.   Schedule solely with respect to Employer basic contributions.

          3.   Schedule   solely   with   respect   to   Employer   supplemental
               contributions.

          4.   Schedule   solely  with  respect  to  Employer   profit   sharing
               contributions.

          5.   Schedule 2 with respect to all Employer contributions.

               NOTE:Notwithstanding   any   election  by  the  Employer  to  the
                    contrary, each Member shall acquire a 100% vested interest in his Account attributable to all Employer contributions made to the Plan upon the earlier of (i) attainment of Normal Retirement Age, (ii) approval for disability or (iii) death. In addition, a Member shall at all times have a 100% vested interest in the Employer Qualified Non-Elective Contributions, if any; Safe Harbor CODA contributions, if any; and in the pre-tax elective deferrals and nondeductible after-tax Member Contributions. Also, if a Plan is determined to be Top Heavy, a different vesting schedule, other than the schedule elected above, may apply.

     C.   Years of Employment Excluded for Vesting Purposes

          The following Years of Employment shall be disregarded for vesting purposes (choose whichever shall apply):

          1.X Years of Employment during any period in which neither the Plan nor any predecessor plan was maintained by the Employer.

          2.X  Years of Employment of a Member prior to attaining age 18.

     D.   Service Crediting Method for Vesting (Choose 1, 2, or 3):

          1.   Not Applicable. Plan provides 100% vesting for all contributions.

          2.X Hour of service method (if elected, Years of Service will be substituted for Years of Employment for purposes of this Section
               XI) (Choose a or b):

               (a)X   The actual number of Hours of Employment.

               (b) 190 Hours of Employment for each month in which the Employee completes at least one Hour of Employment.

          3.   Elapsed time method.


XII. Withdrawal Provisions

     A. The following portions of a Member's Account will be eligible for in-service withdrawals, subject to the provisions of Article VII of the Plan (choose whichever shall apply):

          1.   Employee after-tax contributions and the earnings thereon.

               In-service withdrawals permitted only in the event of (choose whichever shall apply):

               (a)  Hardship.

               (b)  Attainment of age 59 1/2.

          2.X  Employee pre-tax elective deferrals and the earnings thereon.

               Note:In-service  withdrawals  of all  employee  pre-tax  elective deferrals and earnings thereon as of December 31, 1988 are permitted only in the event of hardship or attainment of age 59 1/2. In-service withdrawals of earnings after December 31, 1988 are permitted only in the event of attainment of age 59 1/2.

          3.X  Employee rollover contributions and the earnings thereon.

               In-service withdrawals permitted only in the event of (choose whichever shall apply):

               (a)  Hardship.

               (b)  Attainment of age 59 1/2.

          4.   Employer matching contributions and the earnings thereon.

               In-service withdrawals permitted only in the event of (choose whichever shall apply):

               (a)  Hardship.

               (b)  Attainment of age 59 1/2.

          5.   Employer basic contributions and the earnings thereon.

               In-service withdrawals permitted only in the event of (choose whichever shall apply):

               (a)  Hardship.

               (b)  Attainment of age 59 1/2.

          6.X  Employer  supplemental contributions  and  the  earnings thereon.

               In-service withdrawals permitted only in the event of (choose whichever shall apply):

               (a)X   Hardship.

               (b)X   Attainment of age 59 1/2.

          7.X  Employer profit sharing contributions and the earnings thereon.

               In-service withdrawals permitted only in the event of (choose whichever shall apply):

               (a)X  Hardship.

               (b)X  Attainment of age 59 1/2.

          8.   Employer   qualified   nonelective   contributions  and  earnings
               thereon.

               Note:In-service withdrawals of all employer qualified nonelective contributions and earnings thereon are permitted only in the event of attainment of age 59 1/2.

          9.   Employer safe harbor CODA contributions and earnings thereon.

               Note:In-service   withdrawals   of  employer   safe  harbor  CODA
                    contributions and earnings thereon are permitted only in the event of attainment of age 59 1/2.

          10.  No in-service withdrawals shall be allowed.

     B. Notwithstanding any elections made in Subsection A of this Section XII above, the following portions of a Member's Account shall be excluded from eligibility for in-service withdrawals (choose whichever shall apply):

          1. Employer contributions, and the earnings thereon, credited to the Employer Stock Fund.

          2. Employer contributions, and the earnings thereon, credited to the Employer Certificate of Deposit Fund.

          3. All contributions and deferrals, and the earnings thereon, credited to the Employer Stock Fund.

          4. All contributions and deferrals, and the earnings thereon, credited to the Employer Certificate of Deposit Fund.

          5.   Other:______________________________________________

          Note:A Member's Account will be available for in-service withdrawals upon attaining age 70 1/2 notwithstanding any provisions of this
               Section XII to the contrary.


XIII. Distribution Option (choose whichever shall apply)

          1.X  Lump Sum and partial lump sum payments only.

          2. Lump Sum and partial lump sum payments plus one or more of the following (choose (a) and/or (b)):

               (a)  Installment payments.

               (b)  Annuity payments.

          3.X  Distributions in kind of Employer Stock.


XIV. Loan Program (choose 1, 2, 3 or 4, if applicable)

          1.   No loans will be permitted from the Plan.

          2.X  Loans will be permitted from the Member's Account.

          3. Loans will be permitted from the Member's Account, excluding (choose whichever shall apply):

               (1) Employer Profit sharing contributions and the earnings thereon.

               (2)  Employer matching contributions and the earnings thereon.

               (3)  Employer  basic  contributions  and  the  earnings  thereon.

               (4)  Employer   supplemental   contributions   and  the  earnings
                    thereon.

               (5)  Employee after-tax contributions and the earnings thereon.

               (6)  Employee  pre-tax   elective   deferrals  and  the  earnings
                    thereon.

               (7)  Employee rollover contributions and the earnings thereon.

               (8)  Employer   qualified   nonelective   contributions  and  the
                    earnings thereon.

               (9) Employer safe harbor CODA contributions and the earnings thereon.

               (10) Any  amounts to the extent  invested in the  Employer  Stock
                    Fund.

               (11) Any  amounts  to  the  extent   invested  in  the   Employer
                    Certificate of Deposit Fund.

          4. Loans will only be permitted from the Member's Account in the case of hardship or financial necessity as defined under Section
               8.1 of the Plan.


XV.  Additional Information

     If additional space is needed to select or describe an elective feature of the Plan, the Employer should attach additional pages and use the following format:

     The following is hereby made a part of Section --- of the Adoption Agreement and is thus incorporated into and made a part of the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust.


     Signature of Employer's Authorized Representative ________________________


     Signature of Trustee ______________________________

     Supplementary Page _________ of [total number of pages].


XVI. Plan Administrator

     The Named Plan Administrator under the Plan shall be the (choose 1, 2, 3 or
     4):

     Note: Pentegra Services, Inc. may not be appointed Plan Administrator.

     1.   Employer

     2.   Employer's Board of Directors

     3.X  Plan's Administrative Committee

     4.   Other (if chosen,  then  provide the  following  information)  -------
          Name:      -----------------------------------------------------------
          Address:   -----------------------------------------------------------
          Tel  No:   -----------------------------------------------------------
          Contact: -------------------------------------------------------------


     Note:If no Named Plan Administrator is designated above, the Employer shall be deemed the Named Plan Administrator.


XVII. Trustee

     The Employer hereby appoints The Bank of New York to serve as Trustee for all Investment Funds under the Plan except the Employer Stock Fund.

     The Employer hereby appoints the following person(s) or entity to serve as Trustee under the Plan for the Employer Stock Fund.*

       Name:   Appalachian Bancshares, Inc.
              ------------------------------------------------------------------
       Address: 829 Industrial Blvd., P.O. Box G, Ellijay, GA 30540
              ------------------------------------------------------------------

       Telephone No: (706) 276-8000        Contact: Mr. Tracy R. Newton
                    ------------------             -----------------------------

                          APPALACHIAN BANCSHARES, INC.

                      /s/ Tracy Newton
                   -------------------------------------------------------------
                                        Signature of Trustee
                   (Required only if the Employer is serving as its own Trustee)


* Subject to approval by The Bank of New York, if The Bank of New York is appointed as Trustee for the Employer Stock Fund.

     The Employer hereby appoints The Bank of New York to serve as Custodian under the Plan for the Employer Stock Fund in the event The Bank of New York does not serve as Trustee for such Fund.

EXECUTION OF ADOPTION AGREEMENT

EXECUTION OF ADOPTION AGREEMENT

By, execution of this Adoption Agreement by a duly authorized representative of the Employer, the Employer acknowledges that it has established or, as the case may be, amended a tax-qualified retirement plan into the l Appalachian
Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan"). The Employer hereby represents and agrees that it will assume full fiduciary responsibility for the operation of the Plan and for complying with all duties and requirements imposed under applicable law, including; but not limited to, the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. In addition, the Employer represents and agrees that it will accept full responsibility for complying with any applicable requirements of federal or state securities law as such laws may apply to the Plan and to any investments thereunder.

The adopting Employer may rely on an opinion letter issued by the IRS as evidence that the Plan is qualified under Section 401 of the Code only to the extent provided in IRS, Announcement 2001-77, 2001-30 1.R.B. The Employer may not rely on the opinion letter in certain other circumstances or with respect to certain qualification requirements, which are specified in the opinion letter issued with respect to the plan and in IRS Announcement 2001-77. In order to have reliance in such circumstances or with respect to such qualification requirements, application for a determination letter must be made to Employees Plans Determinations of the IRS.

The  failure  to  properly  complete  the  Adoption   Agreement  may  result  in
disqualification of the Plan and Trust evidenced thereby.

The Sponsor will inform the Employer of any amendments to the Plan or of the discontinuance or abandonment of the Plan by the Sponsor.

Any inquiries regarding the adoption of the Plan should be directed to the Sponsor as follows:

                                     Pentegra Services, Inc.
                                     108 Corporate Park Drive
                                     White Plains, New York  10604
                                     (914) 694-1300

IN WITNESS WHEREOF, the Employer has caused this Adoption Agreement to be executed by its duly authorized officer this 19th day of November, 2002.


                          APPALACHIAN BANCSHARES, INC.


                          By: /s/ Tracy Newton
                             ---------------------------------------------------
                          Name:        Tracy Newton
                             ---------------------------------------------------
                          Title:       President and CEO
                             ---------------------------------------------------

                          ----------------------------

                                  Exhibit 10.3

                             PENTEGRA SERVICES, INC.

               Employees' Savings & Profit Sharing Plan and Trust
                    Basic Plan Document and Related Documents

                          ----------------------------

Exhibit 10.3 - Employees' Savings & Profit Sharing Plan and Trust Basic Plan Document


                             PENTEGRA SERVICES, INC.

                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                               BASIC PLAN DOCUMENT


1/1/2001

                                                                        PENTEGRA



                                                  TABLE OF CONTENTS

ARTICLE I          PURPOSE AND DEFINITIONS....................................................................       1

ARTICLE II         PARTICIPATION AND MEMBERSHIP...............................................................      10
    Section 1      Eligibility Requirements...................................................................      10
    Section 2      Exclusion of Certain Employees.............................................................      11
    Section 3      Waiver of Eligibility Requirements.........................................................      11
    Section 4      Exclusion of Non-Salaried Employees........................................................      11
    Section 5      Commencement of Participation.............................................................       12
    Section 6      Termination of Participation..............................................................       12

ARTICLE III        CONTRIBUTIONS.............................................................................       13
    Section 1      Contributions by Members..................................................................       13
    Section 2      Elective Deferrals by Members.............................................................       13
    Section 3      Transfer of Funds and Rollover Contributions by Members...................................       14
    Section 4      Employer Contributions - General..........................................................       14
    Section 5      Employer Matching Contributions...........................................................       15
    Section 6      Employer Basic Contributions..............................................................       16
    Section 7      Supplemental Contributions by Employer....................................................       16
    Section 8      The Profit Sharing Feature................................................................       17
    Section 9      The 401(k) Feature........................................................................       19
    Section 10     Determining the Actual Deferral Percentages...............................................       21
    Section 11     Determining the Actual Contribution Percentages...........................................       23
    Section 12     The Aggregate Limit Test..................................................................       26
    Section 13     Remittance of Contributions...............................................................       27
    Section 14     Safe Harbor CODA..........................................................................       28

ARTICLE IV         INVESTMENT OF CONTRIBUTIONS...............................................................       29
    Section 1      Investment by Trustee or Custodian........................................................       29
    Section 2      Member Directed Investments...............................................................       30
    Section 3      Employer Securities.......................................................................       31

ARTICLE V          MEMBERS' ACCOUNTS, UNITS AND VALUATION....................................................       32

ARTICLE VI         VESTING OF ACCOUNTS.......................................................................       33
    Section 1      Vesting of Member Contributions, 401(k) Deferrals, Qualified
                   Nonelective Contributions and Rollover Contributions......................................       33
    Section 2      Vesting of Employer Contributions.........................................................       33
    Section 3      Forfeitures...............................................................................       36

ARTICLE VII        WITHDRAWALS AND DISTRIBUTIONS.............................................................       38
    Section 1      General Provisions........................................................................       38
    Section 2      Withdrawals While Employed................................................................       39
    Section 3      Distributions Upon Termination of Employment..............................................       41
    Section 4      Distributions Due to Disability...........................................................       46
    Section 5      Distributions Due to Death................................................................       46
    Section 6      Minimum Required Distributions............................................................       47





ARTICLE VIII       LOAN PROGRAM..............................................................................       48
    Section 1      General Provisions .......................................................................       48
    Section 2      Loan Application..........................................................................       49
    Section 3      Permitted Loan Amount.....................................................................       50
    Section 4      Source of Funds for Loan..................................................................       51
    Section 5      Conditions of Loan........................................................................       52
    Section 6      Crediting of Repayment....................................................................       52
    Section 7      Cessation of Payments on Loan.............................................................       53
    Section 8      Loans to Former Members...................................................................       53

ARTICLE IX         ADMINISTRATION OF PLAN AND ALLOCATION
                     OF RESPONSIBILITIES.....................................................................       54
    Section 1      Fiduciaries...............................................................................       54
    Section 2      Allocation of Responsibilities Among the Fiduciaries......................................       54
    Section 3      No Joint Fiduciary Responsibilities.......................................................       57
    Section 4      Investment Manager........................................................................       57
    Section 5      Advisor to Fiduciary......................................................................       58
    Section 6      Service in Multiple Capacities............................................................       58
    Section 7      Appointment of Plan Administrator.........................................................       58
    Section 8      Powers of the Plan Administrator..........................................................       58
    Section 9      Duties of the Plan Administrator..........................................................       59
    Section 10     Action by the Plan Administrator..........................................................       59
    Section 11     Discretionary Action......................................................................       59
    Section 12     Compensation and Expenses of Plan Administrator...........................................       59
    Section 13     Reliance on Others........................................................................       60
    Section 14     Self Interest..............................................................................      60
    Section 15     Personal Liability - Indemnification......................................................       60
    Section 16     Insurance..................................................................................      61
    Section 17     Claims Procedures.........................................................................       61
    Section 18     Claims Review Procedures..................................................................       62

ARTICLE X          MISCELLANEOUS PROVISIONS..................................................................       63
    Section 1      General Limitations.......................................................................       63
    Section 2      Top Heavy Provisions......................................................................       65
    Section 3      Information and Communications............................................................       68
    Section 4      Small Account Balances....................................................................       68
    Section 5      Amounts Payable to Incompetents, Minors or Estates........................................       68
    Section 6      Non-Alienation of Amounts Payable.........................................................       68
    Section 7      Unclaimed Amounts Payable.................................................................       69
    Section 8      Leaves of Absence.........................................................................       69
    Section 9      Return of Contributions to Employer.......................................................       71
    Section 10     Controlling Law...........................................................................       71

ARTICLE XI         AMENDMENT & TERMINATION...................................................................       72
    Section 1      General...................................................................................       72
    Section 2      Termination of Plan and Trust.............................................................       72
    Section 3      Liquidation of Trust Assets in the Event of Termination...................................       72
    Section 4      Partial Termination.......................................................................       73
    Section 5      Power to Amend............................................................................       73





    Section 6      Solely for Benefit of Members, Terminated
                     Members and their Beneficiaries.........................................................       74
    Section 7      Successor to Business of the Employer.....................................................       74
    Section 8      Merger, Consolidation and Transfer........................................................       74
    Section 9      Revocability..............................................................................       74

TRUSTS ESTABLISHED UNDER THE PLAN............................................................................       76



                                    ARTICLE I
                             PURPOSE AND DEFINITIONS


Section 1.1

This Plan and Trust, as evidenced hereby, and the applicable Adoption Agreement and Trust Agreement(s), are designed and intended to qualify in form as a qualified profit sharing plan and trust under the applicable provisions of the Internal Revenue Code of 1986, as now in effect or hereafter amended, or any other applicable provisions of law including, without limitation, the Employee Retirement Income Security Act of 1974, as amended. Effective January 1, 2001, except as otherwise provided, the Plan is hereby amended and restated in its entirety to provide as follows:


Section 1.2

The following words and phrases as used in this Plan shall have the following meanings:


     (A) "Account" means the Plan account established and maintained in respect of each Member pursuant to Article V, to which Account shall be allocated, as applicable, the Member's after-tax amounts, 401(k) amounts, Employer matching amounts, basic amounts, supplemental amounts, profit sharing amounts, qualified non-elective contribution amounts, rollover amounts, and funds directly transferred to the Plan.


     (B) "Actual Deferral Percentage Test Safe Harbor" means the method described in Section 3.14 (A) of Article III for satisfying the actual deferral percentage test of ss.401(k)(3) of the Code.


     (C)  "Actual  Deferral  Percentage  Test Safe Harbor  Contributions"  means
          Employer  matching   contributions   and  non-elective   contributions
          described in section 3.14 (A) (1) of Article III.


     (D) "Adoption Agreement" means the separate document by which the Employer has adopted the Plan and specified certain of the terms and provisions hereof. If any term, provision or definition contained in the Adoption Agreement is inconsistent with any term, provision or definition contained herein, the one set forth in the

          Adoption Agreement shall govern. The Adoption Agreement shall be incorporated into and form an integral part of the Plan.


     (E) "Beneficiary" means the person or persons designated to receive any amount payable under the Plan upon the death of a Member. Such designation may be made or changed only by the Member on a form provided by, and filed with, the Third Party Administrator prior to his death. If the Member is not survived by a Spouse and if no Beneficiary is designated, or if the designated Beneficiary predeceases the Member, then any such amount payable shall be paid to such Member's estate upon his death.


     (F) "Board" means the Board of Directors of the Employer adopting the Plan.


     (G)  "Break in Service" means:

          1. Where an Employer has elected, in its Adoption Agreement, to use the hours of service method for eligibility and/or vesting, a Plan Year during which an individual has not completed more than 500 Hours of Employment, as determined by the Plan Administrator in accordance with the IRS Regulations. Solely for purposes of determining whether a Break in Service has occurred, an individual shall be credited with the Hours of Employment which such individual would have completed but for a maternity or paternity absence, as determined by the Plan Administrator in accordance with this Paragraph, the Code and the applicable regulations issued by the DOL and the IRS; provided, however, that the total Hours of Employment so credited shall not exceed 501 and the individual timely provides the Plan Administrator with such information as it may require. Hours of Employment credited for a maternity or paternity absence shall be credited entirely (i) in the Plan Year in which the absence began if such Hours of Employment are necessary to prevent a Break in Service in such year, or (ii) in the following Plan Year. For purposes of this Paragraph, maternity or paternity absence shall mean an absence from work by reason of the individual's pregnancy, the birth of the individual's child or the placement of a child with the individual in connection with the adoption of the child by such individual, or for purposes of caring for a child for the period immediately following such birth or placement.

          2. Where an Employer has elected to use the elapsed time method for eligibility and/or vesting service, a Period of Severance of at least 12 consecutive months.


     (H) "Code" means the Internal Revenue Code of 1986, as now in effect or as hereafter amended. All citations to sections of the Code are to such sections as they may from time to time be amended or renumbered.

     (I) "Commencement Date" means the date on which an Employer begins to participate in the Plan.


     (J) "Contribution Determination Period" means the Plan Year, fiscal year, or calendar or fiscal quarter, as elected by an Employer, upon which eligibility for and the maximum permissible amount of any Profit Sharing contribution, as defined in Article III, is determined.
          Notwithstanding the foregoing, for purposes of Article VI, Contribution Determination Period means the Plan Year.


     (K)  "Disability"  means a Member's  disability  as defined in Article VII,
          Section 7.4.


     (L)  "DOL" means the United States Department of Labor.


     (M) "Employee" means any person in Employment, and who receives compensation from, the Employer, and any leased employee within the meaning of Section 414(n)(2) of the Code. The term "leased employee" means any person (other than an employee of the recipient) who pursuant to an agreement between the recipient and any other person ("leasing organization") has performed services for the recipient (or for the recipient and related persons determined in accordance with
          Section 414(n)(6) of the Code) on a substantially full time basis for a period of at least one year, and such services are performed under primary direction or control by the recipient. Contributions or benefits provided a leased employee by the leasing organization which are attributable to services performed for the recipient employer shall be treated as provided by the recipient employer.

          A leased employee shall not be considered an employee of the recipient if: (i) such employee is covered by a money purchase pension plan providing: (1) a nonintegrated employer contribution rate of at least 10 percent of compensation, as defined in

          Section 415(C)(3) of the Code, but including amounts contributed pursuant to a salary reduction agreement which are excludable from the employee's gross income under Section 125, Section 402(e)(3), Section 402(h)(1)(B) or Section 403(b) of the Code, (2) immediate participation, and (3) full and immediate vesting; and (ii) leased employees do not constitute more than 20 percent of the recipient's non-highly compensated work force.


     (N) "Employer" means the entity named in the Adoption Agreement and any other entity which, together therewith, constitutes an affiliated service group (as defined in Section 414(m)(2) of the Code), any corporation which, together therewith, constitutes a controlled group of corporations as defined in Section 1563 of the Code, and any other trade or business (whether incorporated or not) which, together therewith, arerequired to be aggregated under Sections 414(b), 414(c) or 414(o) of the Code. For purposes of the definition of "Salary" in
          Section 1.2(II) and Article III of the Plan, "Employer" shall refer only to the applicable entity that is participating in the Plan.


     (O)  "Employment" means service with an Employer.


     (P) "Enrollment Date" means the date on which an Employee becomes a Member as provided under Article II.


     (Q) "ERISA" means the Employee Retirement Income Security Act of 1974, as now in effect or as hereafter amended.


     (R) "Fiduciary" means any person who (i) exercises any discretionary authority or control with respect to the management of the Plan or control with respect to the management or disposition of the assets thereof, (ii) renders any investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan, or has any discretionary authority or responsibility to do so, or (iii) has any discretionary authority or responsibility in the administration of the Plan, including any other persons (other than trustees) designated by any Named Fiduciary to carry out fiduciary responsibilities, except to the extent otherwise provided by ERISA.

     (S) "Highly Compensated Employee" means for Plan Years beginning after December 31, 1996, an Employee (i) who is a 5 percent owner at any time during the look-back year or determination year, or (ii)(a) who is employed during the determination year and who during the look-back year received compensation from the Employer in excess of $80,000 (as adjusted pursuant to the Code and Regulations for changes in the cost of living), and (b) if elected by the Employer was in the top-paid group of Employees for such look-back year.

          For this purpose, the determination year shall be the Plan Year. The look-back year shall be the 12-month period immediately preceding the determination year. The Employer may, however, as indicated in the Adoption Agreement, make a calendar year data election. If a calendar year data election is made, the look-back year shall be the calendar year ending within the Plan Year for purposes of determining who is a Highly Compensated Employee (other than for 5% owners).

          The top-paid group shall consist of the top 20 percent of the Employees when ranked on the basis of compensation paid by the Employer.

          The determination of who is a Highly Compensated Employee will be made in accordance with Section 414(q) of the Code and the IRS Regulations thereunder.

          A highly compensated former employee is based on the rules applicable to determining Highly Compensated Employee status as in effect for that determination year, in accordance with section 1.414(q)-1T, A-4 of the temporary Income Tax Regulations and IRS Notice 97-45.

          In determining whether an employee is a Highly Compensated Employee for years beginning in 1997, the amendments to section 414(q) stated above are treated as having been in effect for years beginning in 1996.


     (T) "Hour of Employment" means each hour during which an Employee performs service (or is treated as performing service as required by law) for the Employer and, except in the case of military service, for which he is directly or indirectly paid, or entitled to payment, by the Employer (including any back pay irrespective of mitigation of damages), all as determined in accordance with applicable DOL Regulations.


     (U) "Investment Manager" means any Fiduciary other than a Trustee or Named Fiduciary who (i) has the power to manage, acquire or dispose of any asset of the Plan; (ii) is (a) registered as an investment advisor under the Investment Advisors Act of 1940; (b) is a bank, as defined in such Act, or (c) is an insurance company qualified to perform the services described in clause (i) hereof under the laws of more than one state of the United States; and
          (iii) has acknowledged in writing that he is a Fiduciary with respect to the Plan.


     (V)  "IRS" means the United States Internal Revenue Service.


     (W) "Leave of Absence" means an absence authorized by an Employee's Employer and approved by the Plan Administrator, on a uniform basis, in accordance with Article X.


     (X) "Member" means an Employee enrolled in the membership of the Plan under Article II.


     (Y)  "Month" means any calendar month.


     (Z) "Named Fiduciary" means the Fiduciary or Fiduciaries named herein or in the Adoption Agreement who jointly or severally have the authority to control and manage the operation and administration of the Plan.


     (AA) "Non-highly Compensated Employee" means an Employee who is not a Highly Compensated Employee.


     (BB) "Normal Retirement Age" means the Member's sixty-fifth (65th) birthday unless otherwise specified in the Adoption Agreement.


     (CC) "Period of Service" means the aggregate of all periods commencing with the Employee's first day of employment or reemployment with the Employer and ending on the date a Break in Service begins. The first day of employment or reemployment is the first day the Employee performs an Hour of Employment. An Employee will also receive credit for any Period of Severance of less than 12 consecutive months, provided that the Employee returns to Employment within 12 months of the

          Employee's retirement, quit or discharge or, if earlier, within 12 months of the date the Employee was first absent from service for any other reason.


     (DD) "Period of Severance" means a continuous period of time during which the Employee is not employed by the Employer. Such period begins on the date the Employee retires, quits or is discharged, or if earlier, the 12-month anniversary of the date on which the Employee was otherwise first absent from service.

          In the case of an individual who is absent from work for maternity or paternity reasons, the 12-consecutive month period beginning on the first anniversary of the first day of such absence shall not constitute a Break in Service. For purposes of this paragraph, an absence from work for maternity or paternity reasons means an absence
          (a) by reason of the pregnancy of the individual, (b) by reason of the birth of a child of the individual, (c) by reason of the placement of a child with the individual in connection with the adoption of such child by such individual, or (d) for purposes of caring for such child for a period beginning immediately following such birth or placement.


     (EE) "Plan" means the Employees' Savings & Profit Sharing Plan as evidenced by this document, the applicable Adoption Agreement and all subsequent amendments thereto.


     (FF) "Plan Administrator" means the Named Fiduciary or, as designated by such Named Fiduciary and approved by the Board in accordance with
          Article IX, any officer or Employee of the Employer.


     (GG) "Plan Year" means a consecutive 12-month period ending December 31 unless otherwise specified in the Adoption Agreement.


     (HH) "Regulations" means the applicable regulations issued under the Code, ERISA or other applicable law, by the IRS, the DOL or any other governmental authority and any proposed or temporary regulations or rules promulgated by such authorities pending the issuance of such regulations.


     (II) "Salary"  means regular basic  monthly  salary or wages,  exclusive of special payments such as overtime, bonuses, fees, deferred compensation (other than pre-tax elective deferrals pursuant to a Member's election under Article III), severance payments, and contributions by the Employer under this or any other plan (other than before-tax contributions made on behalf of a Member under a Code Section 125 cafeteria plan and qualified transportation fringe benefits under Code Section 132(f), unless the Employer specifically elects to exclude such contributions or benefits). Commissions shall be included at the Employer's option within such limits, if any, as may be set by the Employer in the Adoption Agreement and applied uniformly to all its commissioned Employees. In addition, Salary may also include, at the Employer's option, special payments such as (i) overtime or (ii) overtime plus bonuses. As an alternative to the foregoing definition, at the Employer's option, Salary may be defined to include total taxable compensation reported on the Member's IRS Form W-2, plus deferrals, if any, pursuant to Section 401(k) of the Code and pursuant to Section 125 of the Code (unless the Employer specifically elects to exclude such Section 125 deferrals), but excluding compensation deferred from previous years. In no event may a Member's Salary for any Plan Year exceed for purposes of the Plan $150,000 (adjusted for cost of living to the extent permitted by the Code and the IRS Regulations).

          For Plan Years beginning after December 31, 1996, the family member aggregation rules of Code Section 414(q)(6) (as in effect prior to the Small Business Job Protection Act of 1996) are eliminated.


     (JJ) "Social Security Taxable Wage Base" means the contribution and benefit base attributable to the OASDI portion of Social Security employment taxes under Section 230 of the Social Security Act (42 U.S.C. ss.430) in effect on the first day of each Plan Year.


     (KK) "Spouse" or "Surviving Spouse" means the individual to whom a Member or former Member was married on the date such Member withdraws his Account, or if such Member has not withdrawn his Account, the individual to whom the Member or former Member was married on the date of his death.

     (LL) "Third Party Administrator" or "TPA" means Pentegra Services, Inc., a non-fiduciary provider of administrative services appointed and directed by the Plan Administrator or the Named Fiduciary either jointly or severally.

     (MM) "Trust" means the Trust or Trusts established and maintained pursuant to the terms and provisions of this document and any separately maintained Trust Agreement or Agreements.


     (NN) "Trustee" generally means the person, persons or other entities designated by the Employer or its Board as the Trustee or Trustees hereof and specified as such in the Adoption Agreement and any separately maintained Trust Agreement or Agreements.


     (OO) "Trust Agreement" means the separate document by which the Employer or its Board has appointed a Trustee of the Plan, specified the terms and conditions of such appointment and any fees associated therewith.


     (PP) "Trust Fund" means the Trust Fund or Funds established by the Trust Agreement or Agreements.


     (QQ) "Unit" means the unit of measure described in Article V of a Member's proportionate interest in the available Investment Funds (as defined in Article IV).


     (RR) "Valuation Date" means any business day of any month for the Trustee, except that in the event the underlying portfolio(s) of any Investment Fund cannot be valued on such date, the Valuation Date for such Investment Fund shall be the next subsequent date on which the underlying portfolio(s) can be valued. Valuations shall be made as of the close of business on such Valuation Date(s).


     (SS) "Year of Employment" means a period of service of 12 months.


     (TT) "Year of Service" means any Plan Year during which an individual completed at least 1,000 Hours of Employment, or satisfied any alternative requirement, as determined by the Plan Administrator in accordance with any applicable Regulations issued by the DOL and the IRS.


     (UU) "Year of Eligibility Service" means where an Employer designates a one or two 12-consecutive-month eligibility waiting period, an Employee must complete at least 1,000 Hours of Employment during each 12-consecutive-month period (measured from his date of Employment and then as of the first day of each Plan Year commencing after such date of Employment); provided, however, if an Employee is credited with 1,000 Hours of Employment in both the initial eligibility computation period and the first Plan Year which commences prior to the first anniversary of the Employee's employment commencement date, the Employee will be credited, for eligibility purposes, with two Years of Eligibility Service. Where an Employer designates an eligibility waiting period of less than 12 months, an Employee must, for purposes of eligibility, complete a required number of hours (measured from his date of Employment and each anniversary thereafter) which is arrived at by multiplying the number of months in the eligibility waiting period requirement by 83 1/3; provided, however, if an Employee completes at least 1,000 Hours of Employment within the 12 month period commencing on his Employment commencement date or during any Plan Year commencing after such Employment commencement date, such Employee will be treated as satisfying the eligibility service requirements.


Section 1.3

The masculine pronoun wherever used shall include the feminine pronoun.

                                   ARTICLE II
                          PARTICIPATION AND MEMBERSHIP


Section 2.1       Eligibility Requirements

The Employer may elect as a requirement for eligibility to participate in the Plan (i) the completion of a service period equal to any number of months not to exceed 12 consecutive months, or (ii) the completion of a service period equal to one or two 12-consecutive-month periods, and/or (iii) if the Employer so elects, it may adopt a minimum age requirement from age 18 to age 21. Such election shall be made and reflected on the Adoption Agreement. Notwithstanding the foregoing, in the case of an Employer that adopts the 401(k) feature under
Section 3.9, the eligibility requirements under such feature shall not exceed the period described in clause (i) above, and, at the election of the Employer, attainment of age 21 as described in clause (iii) above.

Notwithstanding the foregoing, the Employer may elect in the Adoption Agreement to establish as an eligibility requirement (as a minimum service requirement, minimum age requirement, or both) for Employer matching contributions, Employer basic contributions Employer supplemental contributions, and/or Employer Profit Sharing contributions (i) the completion of any number of months not to exceed 12 consecutive months, or (ii) the completion of one or two 12-consecutive-month periods, and/or (iii) if the Employer so elects, it may adopt a minimum age requirement from age 18 to age 21. Such election shall be made and reflected in the Adoption Agreement.

In implementing the eligibility service periods described above, (i) if an Employer designates in the Adoption Agreement an eligibility service crediting method based on the hours of service method, the satisfaction of the eligibility service requirement shall be dependent on the completion of a Year of Eligibility Service and (ii) if an Employer designates in the Adoption Agreement an eligibility service crediting method based on the elapsed time method, the satisfaction of the eligibility service requirement shall be dependent on the completion of the requisite Period of Service.

If a non-vested Member terminates employment without a vested interest in his Account derived from Employer contributions, Years of Employment (or, as applicable, Years of Service) before a period of consecutive Breaks in Service will not be taken into account for eligibility purposes if the number of consecutive Breaks in Service in such period equals or exceeds the greater of five or the aggregate number of Years of Employment (or, as applicable Years of Service) before such break. If a Member's service is disregarded pursuant to this paragraph, such Member will be treated as a new Employee for eligibility purposes.

Section 2.2       Exclusion of Certain Employees

To the extent provided in the Adoption Agreement, the following Employees may be excluded from participation in the Plan:

     (i)  Employees not meeting the age and service requirements;

     (ii) Employees who are included in a unit of Employees covered by a collective bargaining agreement between the Employee representatives and one or more Employers if there is evidence that retirement benefits were the subject of good faith bargaining between such Employee representatives and such Employer(s). For this purpose, the term "Employee representative" does not include any organization where more than one-half of the membership is comprised of owners, officers and executives of the Employer;

     (iii)Employees who are non-resident aliens and who receive no earned income from the Employer which constitutes income from sources within the United States; and

     (iv) Employees described in Section 2.4 or included in any other ineligible job classifications set forth in the Adoption Agreement.

Section 2.3       Waiver of Eligibility Requirements

The Employer, at its election, may waive the eligibility requirement(s) for participation specified above for (i) all Employees, or (ii) all those employed on or up to 12 months after its Commencement Date under the Plan. Subject to the requirements of the Code, the eligibility waiting period shall be deemed to have been satisfied for an Employee who was previously a Member of the Plan.

All Employees whose Employment commences after the expiration date of the Employer's waiver of the eligibility requirement(s), if any, shall be enrolled in the Plan in accordance with the eligibility requirement(s) specified in the Adoption Agreement.

Section 2.4       Exclusion of Non-Salaried Employees

The Employer, at its election, may exclude non-salaried (hourly paid) Employees from participation in the Plan, regardless of the number of Hours of Employment such Employees complete in any Plan Year. Notwithstanding the foregoing, for purposes of this Section and all purposes under the Plan, a non-salaried Employee that is hired following the adoption date of the Plan by the Employer, but prior to the adoption of this exclusion by the Employer, shall continue to be deemed to be an Employee and will continue to receive benefits on the same basis as a salaried Member, despite classification as a non-salaried Employee.

Section 2.5       Commencement of Participation

Every eligible Employee (other than non-salaried or such other Employees who, at the election of the Employer, are excluded from participation) shall commence participation in the Plan on the later of:

     (1)  The Employer's Commencement Date, or

     (2) The first day of the month or calendar quarter (as designated by the Employer in the Adoption Agreement) coinciding with or next following his satisfaction of the eligibility requirements as specified in the Adoption Agreement.

The date that participation commences shall be hereinafter referred to as the Enrollment Date. Notwithstanding the above, no Employee shall under any circumstances become a Member unless and until his enrollment application is filed with, and accepted by, the Plan Administrator. The Plan Administrator shall notify each Employee of his eligibility for membership in the Plan and shall furnish him with an enrollment application in order that he may elect to make or receive contributions on his behalf under Article III at the earliest possible date consonant with this Article.

If an Employee fails to complete the enrollment form furnished to him, the Plan Administrator shall do so on his behalf. In the event the Plan Administrator processes the enrollment form on behalf of the Employee, the Employee shall be deemed to have elected not to make any contributions and/or elective deferrals under the Plan, if applicable.

In the event a Member is no longer a member of an eligible class of employees and becomes ineligible to participate but has not incurred a break in service, such Employee will participate immediately upon returning to an eligible class of employees. If such Member incurs a break in service, eligibility will be determined under the break in service rules of the Plan.

In the event an Employee who is not a member of an eligible class of employees becomes a member of an eligible class, such Employee will participate immediately if such Employee has satisfied the minimum age and service requirements and would have otherwise previously become a Member.

Section 2.6       Termination of Participation

Membership under all features and provisions of the Plan shall terminate upon the earlier of (a) a Member's termination of Employment and payment to him of his entire vested interest, or (b) his death.

                                   ARTICLE III
                                  CONTRIBUTIONS


Section 3.1       Contributions by Members

If the Adoption Agreement so provides, each Member may elect to make non-deductible, after-tax contributions under the Plan, based on increments of 1% of his Salary, provided the amount thereof, when aggregated with the amount of any pre-tax effective deferrals, does not exceed the limit established by the Employer in the Adoption Agreement. All such after-tax contributions shall be separately accounted for, nonforfeitable and distributed with and in addition to any other benefit to which the Member is entitled hereunder. A Member may change his contribution rate as designated in the Adoption Agreement, but reduced or suspended contributions may not subsequently be made up.

Section 3.2       Elective Deferrals by Members

If the Adoption Agreement so provides, each Member may elect to make pre-tax elective deferrals (401(k) deferrals) under the Plan, based on increments of 1% of his Salary, provided the amount thereof, when aggregated with the amount of any after-tax contributions, does not exceed the limit established by the Employer in the Adoption Agreement. Alternatively, a Member may elect to contribute for a Plan Year a dollar amount which does not exceed the maximum amount permitted under this Section 3.2 or the limit established by the Employer in the Adoption Agreement for such Plan Year and a pro-rata portion shall be withheld from each payment of Salary to such Member for the balance of the Plan Year remaining after the election takes effect. All such 401(k) deferrals shall be separately accounted for, nonforfeitable and distributed under the terms and conditions described under Article VII with and in addition to any other benefit to which the Member is entitled hereunder. A Member may change his 401(k) deferral rate or suspend his 401(k) deferrals as designated in the Adoption Agreement, but reduced or suspended deferrals may not subsequently be made up.

Notwithstanding any other provision of the Plan, no Member may make 401(k) deferrals during any Plan Year in excess of $7,000 multiplied by the adjustment factor as provided by the Secretary of the Treasury. The adjustment factor shall mean the cost of living adjustment factor prescribed by the Secretary of the Treasury under Section 402(g)(5) of the Code for years beginning after December 31, 1987, as applied to such items and in such manner as the Secretary shall provide. In the event that the aggregate amount of such 401(k) deferrals for a Member exceeds the limitation in the previous sentence, the amount of such excess, increased by any income and decreased by any losses attributable thereto, shall be refunded to such Member no later than the April 15 of the Plan Year following the Plan Year for which the 401(k) deferrals were made. If a Member also participates, in any Plan Year, in any other plans subject to the limitations set forth in Section 402(g) of the Code and has made excess 401(k) deferrals under this Plan when combined with the other plans subject to such limits, to the extent the Member, in writing designates to the TPA any 401(k) deferrals under this Plan as excess deferrals by no later than the March 1 of the Plan Year following the Plan Year for which the 401(k) deferrals were made, the amount of such designated excess, increased by any income and decreased by any losses attributable thereto, shall be refunded to the Member no later than the April 15 of the Plan Year following the Plan Year for which the 401(k) deferrals were made.

Section 3.3       Transfer of Funds and Rollover Contributions by Members

Each Member may elect to make, directly or indirectly, a rollover contribution to the Plan of amounts held on his behalf in (i) an employee benefit plan qualified under Section 401(a) of the Code, or (ii) an individual retirement account or annuity as described in Section 408(d)(3) of the Code. All such amounts shall be certified in form and substance satisfactory to the Plan Administrator by the Member as being all or part of an "eligible rollover distribution" or a "rollover contribution" within the meaning of Section 402(c)(4) or Section 408(d)(3), respectively, of the Code. Such rollover amounts, along with the earnings related thereto, will be accounted for separately from any other amounts in the Member's Account. A Member shall have a non-forfeitable vested interest in all such rollover amounts.

The Employer may, at its option, permit Employees who have not satisfied the eligibility requirements designated in the Adoption Agreement to make a rollover contribution to the Plan.

The Trustee of the Plan may also accept a direct transfer of funds, which meets the requirements of Section 1.411(d)-4 of the IRS Regulations, from a plan which the Trustee reasonably believes to be qualified under Section 401(a) of the Code in which an Employee was, is, or will become, as the case may be, a participant. If the funds so directly transferred are transferred from a retirement plan subject to Code Section 401(a)(11), then such funds shall be accounted for separately and any subsequent distribution of those funds, and earnings thereon, shall be subject to the provisions of Section 7.3 which are applicable when an Employer elects to provide an annuity option under the Plan.

Section 3.4       Employer Contributions - General

The Employer may elect to make regular or discretionary contributions under the Plan. Such Employer contributions may be in the form of (i) matching contributions, (ii) basic contributions, (iii) safe harbor CODA contributions and/or (iv) profit sharing contributions as designated by the Employer in the Adoption Agreement and/or (i) supplemental contributions and/or (ii) qualified non-elective contributions as permitted under the Plan. Each such contribution type shall be separately accounted for by the TPA.

Section 3.5       Employer Matching Contributions

The Employer may elect to make regular matching contributions under the Plan. Such matching contributions on behalf of any Member shall be conditioned upon the Member making after-tax contributions under Section 3.1 and/or 401(k) deferrals under Sections 3.2 and 3.9.

If so adopted, the Employer shall contribute under the Plan on behalf of each of its Members an amount equal to a percentage (as specified by the Employer in the Adoption Agreement) of the Member's after-tax contributions and/or 401(k) deferrals not in excess of a maximum percentage as specified by the Employer in the Adoption Agreement (in increments of 1%) of his Salary. The percentage elected by the Employer shall based on a formula not to exceed 200% or in accordance with one of the schedules of matching contribution formulas listed below, and must be uniformly applicable to all Members.


                                              Years of Employment                  Matching %

        Formula Step 1                 Less than 3                                       50%
                                       At least 3 but less than 5                        75%
                                       5 or more                                        100%

        Formula Step 2                 Less than 3                                      100%
                                       At least 3 but less than 5                       150%
                                       5 or more                                        200%


Section 3.6       Employer Basic Contributions

The Employer may elect to make regular basic contributions under the Plan. Such basic contributions on behalf of any Member shall not be conditioned upon the Member making after-tax contributions and/or (401(k) deferrals under this Article III. If so adopted, the Employer shall contribute to the Plan on behalf of each Member (as specified by the Employer in the Adoption Agreement) an amount equal to a percentage not to exceed 15% (as specified by the Employer in the Adoption Agreement) in increments of 1% of the Member's Salary. The percentage elected by the Employer shall be uniformly applicable to all Members. The Employer may elect, if basic contributions are made on behalf of its Members on a monthly basis, to restrict the allocation of such basic contribution to those Members who were employed with the Employer on the last day of the month for which the basic contribution is made.

Section 3.7       Supplemental Contributions by Employer

An Employer may, at its option,  make a supplemental  contribution under Formula
(1) or (2) below:

Formula (1)    A uniform  percentage  (as  specified  by the  Employer)  of each
               Member's contributions not in excess of a maximum percentage (if the Employer elects to impose such a maximum) of the Member's
               Salary which were received by the Plan during the Plan Year with respect to which the supplemental contribution relates. If the Employer elects to make such a supplemental contribution, it shall be made on or before the last day of the second month in the Plan Year following the Plan Year described in the preceding sentence on behalf of all those Members who were employed with the Employer on the last working day of the Plan Year with respect to which the supplemental contribution relates.

Formula (2)    A uniform  dollar  amount  per  Member  or a  uniform  percentage
               (limited to a specific dollar amount, if elected by the Employer)
               of each Member's Salary for the Plan Year (or, at the election of
               the  Employer,   the   Employer's   fiscal  year)  to  which  the
               supplemental contribution relates. If the Employer elects to make such a supplemental contribution, it shall be made within the time prescribed by law, including extensions of time, for filing of the Employer's federal income tax return on behalf of all those Members who were employed with the Employer on the last working day of the Plan Year (or the fiscal year) to which the supplemental contribution relates. The Employer may, at its option, elect to make a contribution under this paragraph to only those Members whose Salary is less than an amount to be specified by the Employer to the extent that such Salary limit is less than the dollar amount under Section 414(q) of the Code for such year. The percentage contributed under this Formula (2) shall be limited in accordance with the Employer's matching formula and basic contribution rate, if any, under this Article such that the sum of the Employer's Formula (2) supplemental contribution plus all other Employer contributions under this Article shall not exceed 15% of Salary for such year.

Section 3.8       The Profit Sharing Feature

An Employer may, at its option, adopt the Profit Sharing Feature as described herein, subject to any other provisions of the Plan, where applicable. This Feature may be adopted either in lieu of, or in addition to, any other Plan Feature contained in this Article III. The Profit Sharing Feature is designed to provide the Employer a means by which to provide discretionary contributions on behalf of Employees eligible under the Plan.

If this Profit Sharing Feature is adopted, the Employer may contribute on behalf of each of its eligible Members, on an annual (or at the election of the Employer, quarterly) basis for any Plan Year or fiscal year of the Employer (as the Employer shall elect), a discretionary amount not to exceed the maximum amount allowable as a deduction to the Employer under the provisions of Section 404 of the Code, and further subject to the provisions of Article X.

Any such profit sharing contribution must be received by the Trustee within the time prescribed by law, including extensions of time, for filing of the Employer's federal income tax return following the close of the Contribution Determination Period on behalf of all those Members who are entitled to an allocation of such profit sharing contribution as set forth in the Adoption Agreement. For purposes of making the allocations described in this paragraph, a Member who is on a Type 1 nonmilitary Leave of Absence (as defined in Sections 1.2(W) and 10.8(B)(1)) or a Type 4 military Leave of Absence (as defined in Sections 1.2(W) and 10.8(B)(4)) shall be treated as if he were a Member who was an Employee in Employment on the last day of such Contribution Determination Period.

Profit sharing contributions shall be allocated to each Member's Account for the Contribution Determination Period at the election of the Employer, in accordance with one of the following options:

Profit Sharing Formula 1 -

In the same ratio as each Member's Salary during such Contribution Determination Period bears to the total of such Salary of all Members.

Profit Sharing Formula 2 -

In the same ratio as each  Member's  Salary for the portion of the  Contribution
Determination   Period  during  which  the  Member
satisfied the Employer's eligibility requirement(s) bears to the total of such Salary of all Members.

The Employer may integrate the Profit Sharing Feature with Social Security in accordance with the following provision. The annual (or quarterly, if applicable) profit sharing contributions for any Contribution Determination Period (which period shall include, for the purposes of the following maximum integration levels provided hereunder where the Employer has elected quarterly allocations of contributions, the four quarters of a Plan Year or fiscal year) shall be allocated to each Member's Account at the election of the Employer, in accordance with one of the following options:

Profit Sharing Formula 3 -

In a uniform percentage (as specified by the Employer in the Adoption Agreement) of each Member's Salary during the Contribution Determination Period (the "Base Contribution Percentage"), plus a uniform percentage (as specified by the Employer in the Adoption Agreement) of each Member's Salary for the Contribution Determination Period in excess of the Social Security Taxable Wage Base for such Contribution Determination Period (the "Excess Contribution Percentage").

Profit Sharing Formula 4 -

In a uniform percentage (as specified by the Employer in the Adoption Agreement) of each Member's Salary for the portion of the Contribution Determination Period during which the Member satisfied the Employer's eligibility requirement(s), if any, up to the Base Contribution Percentage for such Contribution Determination Period, plus a uniform percentage (as specified by the Employer in the Adoption Agreement) of each Member's Salary for the portion of the Contribution
Determination Period during which the Member satisfied the Employer's eligibility requirement(s), equal to the Excess Contribution Percentage.

The Excess Contribution Percentage described in Profit Sharing Formulas 3 and 4 above may not exceed the lesser of (i) the Base Contribution Percentage, or (ii) the greater of (1) 5.7% or (2) the percentage equal to the portion of the Code
Section 3111(a) tax imposed on employers under the Federal Insurance Contributions Act (as in effect as of the beginning of the Plan Year) which is attributable to old-age insurance. For purposes of this Subparagraph, "compensation" as defined in Section 414(s) of the Code shall be substituted for "Salary" in determining the Excess Contribution Percentage and the Base Contribution Percentage.

Notwithstanding the foregoing, the Employer may not adopt the Social Security integration options provided above if any other integrated defined contribution or defined benefit plan is maintained by the Employer during any Contribution Determination Period.

Section 3.9 The 401(k) Feature

The Employer may, at its option, adopt the 401(k) Feature described hereunder and in Section 3.2 above for the exclusive purpose of permitting its Members to make 401(k) deferrals to the Plan.

The Employer may make, apart from any matching contributions it may elect to make, Employer qualified nonelective contributions as defined in Section 1.401(k)-1(g)(13) of the Regulations. The amount of such contributions shall not exceed 15% of the Salary of all Members eligible to share in the allocation when combined with all Employer contributions (including 401(k) elective deferrals) to the Plan for such Plan Year. Allocation of such contributions shall be made, at the election of the Employer, to the accounts of (i) all Members, or (ii) only Members who are not Highly Compensated Employees. Allocation of such contributions shall be made, at the election of the Employer, in the ratio (i) which each eligible Member's Salary for the Plan Year bears to the total Salary of all eligible Members for such Plan Year, or (ii) which each eligible Member's Salary not in excess of a fixed dollar amount specified by the Employer for the Plan Year bears to the total Salary of all eligible Members taking into account Salary for each such Member not in excess of the specified dollar amount. Notwithstanding any provision of the Plan to the contrary, such contributions shall be subject to the same vesting requirements and distribution restrictions as Members' 401(k) deferrals and shall not be conditioned on any election or contribution of the Member under the 401(k) feature. Any such contributions must be made on or before the last day of the second month after the Plan Year to which the contribution relates. Further, for purposes of the actual deferral percentage or actual contribution percentage tests described below, the Employer may apply (in accordance with applicable Regulations) all or any portion of the Employer qualified nonelective contributions for the Plan Year toward the satisfaction of the actual deferral percentage test. Any remaining Employer qualified nonelective contributions not utilized to satisfy the actual deferral percentage test may be applied (in accordance with applicable Regulations) to satisfy the actual contribution percentage test.

Effective for Plan Years beginning after December 31, 1996, the actual deferral percentages for Highly Compensated Employees shall, in accordance with the Code and IRS Regulations, satisfy either (i) or (ii) as follows:

(i) Prior Year Testing:

     Notwithstanding any other provision of this 401(k) Feature, the actual deferral percentage for a Plan Year for Members who are Highly Compensated Employees for such Plan Year and the prior year's actual deferral percentage for Members who were Non-Highly Compensated Employees for the prior Plan Year must satisfy one of the following tests:

     (a) the actual deferral percentage for a Plan Year for Members who are Highly Compensated Employees for the Plan Year shall not exceed the prior year's actual deferral percentage of those Members who are not Highly Compensated Employees for the prior Plan Year multiplied by 1.25; or

     (b) the actual deferral percentage for a Plan Year for Members who are Highly Compensated Employees for the Plan Year shall not exceed the prior year's actual deferral percentage for Members who were Non-Highly Compensated Employees for the prior Plan Year multiplied by 2.0, provided that the actual deferral percentage for Members who are Highly Compensated Employees does not exceed the actual deferral percentage for Members who were Non-Highly Compensated Employees in the prior Plan Year by more than 2 percentage points. This determination shall be made in accordance with the procedure described in Section 3.10 below.

     For the first Plan Year that the Plan permits any Member to make elective deferrals and this is not a successor plan, for purposes of the foregoing tests, the prior year's Non-Highly Compensated Employees' actual deferral percentage shall be 3 percent unless the Employer has elected in the Adoption Agreement to use the current Plan Year's actual deferral percentage for these Members. The Employer may elect in the Adoption Agreement to change from the Prior Year Testing method to the Current Year Testing method in accordance with the Code and IRS Regulations.

(ii) Current Year Testing:

     If elected by the Employer in the Adoption Agreement, the actual deferral percentage tests in (a) and (b) above, will be applied by comparing the current Plan Year's actual deferral percentage for Members who are Highly Compensated Employees for such Plan Year with the current Plan Year's actual deferral percentage for Members who are Non-Highly Compensated Employees for such year. Once made, this election can only be changed and the Prior Year Testing method applied if the Plan meets the requirements for changing to Prior Year Testing set forth in IRS Notice 98-1 (or superseding guidance).

A Member is a Highly Compensated Employee for a particular Plan Year if he meets the definition of a Highly Compensated Employee in effect for that Plan Year. Similarly, a Member is a Non-highly Compensated Employee for a particular Plan Year if he does not meet the definition of a Highly Compensated Employee in effect for that Plan Year.

Section 3.10 Determining the Actual Deferral Percentages

For purposes of this 401(k) Feature, the actual deferral percentage for a Plan Year means, for a specified group of Members for a Plan Year, the average of the ratios (calculated separately for each Member in such group) of (a) the amount of 401(k) deferrals (including, as provided in Section 3.9, any Employer qualified nonelective contributions) made to the Member's account for the Plan Year, to (b) the amount of the Member's compensation (as defined in Section 414(s) of the Code) for the Plan Year or, alternatively, where specifically elected by the Employer, for only that part of the Plan Year during which the Member was eligible to participate in the Plan.

An Employee's actual deferral percentage shall be zero if no 401(k) deferral (or, as provided in Section 3.9, Employer qualified nonelective contribution) is made by him or on his behalf for such applicable Plan Year. If the Plan and one or more other plans which include cash or deferred arrangements are considered as one plan for purposes of Sections 401(a)(4) and 410(b) of the Code, the cash or deferred arrangements included in such plans shall be treated as one arrangement for purposes of this 401(k) Feature.

The TPA shall determine as of the end of the Plan Year whether one of the actual deferral percentage tests specified in Section 3.9 above is satisfied for such Plan Year. This determination shall be made after first determining the treatment of excess deferrals within the meaning of Section 402(g) of the Code under Section 3.2 above. In the event that neither of such actual deferral percentage tests is satisfied, the TPA shall, to the extent permissible under the Code and the IRS Regulations, refund the excess contributions for the Plan Year in the following order of priority: by (i) refunding such amounts deferred by the Member which were not matched by his Employer (and any earnings and losses allocable thereto), and (ii) refunding amounts deferred for such Plan Year by the Member (and any earnings and losses allocable thereto), and, to the extent permitted under the Code and applicable IRS Regulations, forfeiting amounts contributed for such Plan Year by the Employer with respect to the Member's 401(k) deferrals that are returned pursuant to this Paragraph (and any earnings and losses allocable thereto).

The distribution of such excess contributions shall be made to Highly Compensated Employees to the extent practicable before the 15th day of the third month immediately following the Plan Year for which such excess contributions were made, but in no event later than the end of the Plan Year following such Plan Year or, in the case of the termination of the Plan in accordance with
Article XI, no later than the end of the twelve-month period immediately following the date of such termination.

For purposes of this 401(k) Feature, "excess contributions" means, with respect to any Plan Year, the excess of the aggregate amount of 401(k) deferrals (and any other amounts contributed by the Employer that are taken into account in determining the actual deferral percentage of Highly Compensated Employees for such Plan Year) (collectively, "401(k) amounts") made to the accounts of Highly Compensated Employees for such Plan Year, over the maximum amount of such deferrals that could be made by such Members without violating the requirements described above. The excess contributions to be distributed shall be determined by reducing 401(k) amounts made by or on behalf of Highly Compensated Employees beginning with the Highly Compensated Employee with the largest 401(k) amounts for the Plan Year until such amount is reduced to be equal to the Highly Compensated Employee with the next largest 401(k) amount. The procedure described in the preceding sentence shall be repeated until all excess contributions have been eliminated and, as applicable, refunded.

Where an Employer has elected, in the Adoption Agreement, to allow Member contributions, a Member may treat excess contributions allocated to him as an amount distributed to the Member and then contributed by the Member to the Plan. Recharacterized amounts will remain nonforfeitable. Amounts may not be recharacterized by a Highly Compensated Employee to the extent that such amount in combination with other Employee contributions made by that Employee would exceed any stated limit under the Plan on Employee contributions.

Recharacterization must occur no later than 2 1/2 months after the last day of the Plan Year in which such excess contributions arose and is deemed to occur no earlier than the date the last Highly Compensated Employee is informed in writing of the amount recharacterized and the consequences thereof. Recharacterized amounts will be taxable to the Member for the Member's taxable year in which the Member would have received them in cash.


Section 3.11      Determining the Actual Contribution Percentages

Notwithstanding any other provision of this Section 3.11, effective for Plan Years beginning after December 31, 1996, the actual contribution percentage for the Plan Year for Highly Compensated Employees shall, in accordance with the Code and IRS Regulations, satisfy either (i) or (ii) as follows:

(i)     Prior Year Testing

     (a) the actual contribution percentage for a Plan Year for Members who are Highly Compensated Employees for the Plan Year shall not exceed the prior Plan Year's actual contribution percentage for Members who were Non-Highly Compensated Employees for the prior Plan Year multiplied by 1.25, or

     (b)  the  actual  contribution   percentage  for  Members  who  are  Highly
          Compensated Employees for the Plan Year shall not exceed the prior year's actual contribution percentage for Members who were Non-Highly Compensated Employees for the prior Plan Year multiplied by 2, provided that the actual contribution percentage for Members who are Highly Compensated Employees does not exceed the actual contribution percentage for Members who were Non-Highly Compensated Employees in the prior Plan Year by more than 2 percentage points.

     For the first Plan Year this Plan permits any Member to make after-tax contributions pursuant to Section 3.1, provides for Employer matching contributions (pursuant to Section 3.5), or both, and this is not a successor plan, for purposes of the foregoing tests, the prior Plan Year's Non-Highly Compensated Employees' actual contribution percentage shall be 3 percent unless the Employer has elected in the Adoption Agreement to use the current Plan Year's actual contribution percentage for these Members.

(ii) Current Year Testing

     If elected by the Employer in the Adoption Agreement, the actual contribution percentage tests in (a) and (b), above, will be applied by comparing the current Plan Year's actual contribution percentage for Members who are Highly Compensated Employees for such Plan Year with the current Plan Year's actual contribution percentage for Members who are Non-Highly Compensated Employees for such year. Once made, this election can only be changed and the Prior Year Testing method applied if the Plan meets the requirements for changing to Prior Year Testing set forth in IRS Notice 98-1 (or superseding guidance).

     For purposes of this Article III, the "actual contribution percentage" for a Plan Year means for a specified group of Employees, the average of the ratios (calculated separately for each Employee in such group) of (A) the sum of (i) Member after-tax contributions credited to his Account for the Plan Year, (ii) Employer matching contributions and/or supplemental contributions under Formula 1 credited to his Account as described in this Article for the Plan Year, and (iii) in accordance with and to the extent permitted by the IRS Regulations, 401(k) deferrals (and, as provided in Section 3.9, any Employer qualified nonelective contributions) credited to his Account, to (B) the amount of the Member's compensation (as defined in Section 414(s) of the Code) for the Plan Year or, alternatively, where specifically elected by the Employer, for only that part of the Plan Year during which the Member was eligible to participate in the Plan. An Employee's actual contribution percentage shall be zero if no such contributions are made by him or on his behalf for such Plan Year.

     The actual contribution percentage taken into account for any Highly Compensated Employee who is eligible to make Member contributions or receive Employer matching contributions under two or more plans described in Section 401(a) of the Code or arrangements described in Section 401(k) of the Code that are maintained by the Employer shall be determined as if all such contributions were made under a single plan.

     The TPA shall determine as of the end of the Plan Year whether one of the actual contribution percentage tests specified above is satisfied for such Plan Year. This determination shall be made after first determining the treatment of excess deferrals within the meaning of Section 402(g) of the Code under Section 3.2 above and then determining the treatment of excess contributions under Section 3.10 above. In the event that neither of the actual contribution percentage tests is satisfied, the TPA shall (i) refund the excess aggregate contributions to the extent attributable to Member after-tax contributions and vested matching contributions for which the underlying Member after-tax contributions or 401(k) deferrals are not subject to correction under the actual deferral percentage or actual contribution percentage tests for such year (and any income related thereto) and (ii) forfeit the excess aggregate contributions to the extent attributable to non-vested Employer matching contributions and vested Employer matching contributions for which the underlying Member after-tax contributions or 401(k) deferrals are subject to correction under the actual deferral percentage or actual contribution percentage tests for such year (and any income related thereto), in the manner described below.

     For purposes of this Article III, "excess aggregate contributions" means, with respect to any Plan Year and with respect to any Member, the excess of the aggregate amount of contributions (and any earnings and losses allocable thereto) made as (i) Member after-tax contributions credited to his Account for the Plan Year, (ii) Employer matching contributions and/or supplemental contributions under Formula 1 credited to his Account as described in this Article for the Plan Year, and (iii) in accordance with and to the extent permitted by the IRS Regulations, 401(k) deferrals (and, as provided in Section 3.9, any Employer qualified nonelective contributions) credited to his Account (if the Plan Administrator elects to take into account such deferrals and contributions when calculating the actual contribution percentage) of Highly Compensated Employees for such Plan Year, over the maximum amount of such contributions that could be made as Employer contributions, Member contributions and 401(k) deferrals of such Members without violating the requirements of any Subparagraph of this
     Section 3.11.

     To the extent excess aggregate contributions must be refunded or forfeited for a Plan Year, such excess amounts will be refunded (or, as applicable, forfeited) first to the Highly Compensated Employees with the largest
     Contribution Percentage Amounts (as defined below) taken into account in calculating the actual contribution percentage test for the year the excess arose and continuing in descending order until all the excess aggregate contributions are refunded (or, as applicable, forfeited). For purposes for the preceding sentence, the "largest amount" is determined after distribution of any excess aggregate contributions. For purposes of this paragraph, "Contribution Percentage Amounts" means the sum of Member
     after-tax   contributions,   Employer  matching   contributions,   Employer
     supplemental contributions under Formula (1), and qualified matching contributions (to the extent not taken into account for purposes of the actual deferral percentage test) made under the Plan on behalf of the Member for the Plan Year. However, such Contribution Percentage Amounts shall not include Employer matching contributions that are forfeited either to correct excess aggregate contributions or because the contributions to which they relate are excess deferrals, excess contributions or excess aggregate contributions.

     The refund or forfeiture of such excess aggregate contributions shall be made with respect to such Highly Compensated Employees to the extent practicable before the 15th day of the third month immediately following the Plan Year for which such excess aggregate contributions were made, but in no event later than the end of the Plan Year following such Plan Year or, in the case of the termination of the Plan in accordance with Article XI, no later than the end of the twelve-month period immediately following the date of such termination.

     For purposes of this Section, the contribution percentage (which shall mean the ratio of the Member's Contribution Percentage Amounts to the Member's -compensation- for-the-Plan Year for any Member who is a Highly Compensated Employee and who is eligible to have Contribution Percentage Amounts allocated to his account under two or more plans described in Section 401(a) of the Code, or arrangements described in Section 401(k) of the Code that are maintained by the Employer, shall be determined as if the total of such Contribution Percentage Amounts was made under-each plan. If a Highly Compensated Employee participates in two or more cash or deferred arrangements that have different plan years, all cash or deferred arrangements ending with or within the same calendar year shall be treated as a single arrangement. Notwithstanding the foregoing, certain plans shall be treated as separate if mandatorily disaggregated under regulations under
     Section 401(m) of the Code.

     In the event that this plan satisfies the requirements of Sections 401(m), 401(a)(4) or 410(b) of the Code only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such Sections of the Code only if aggregated with this Plan, then this Section shall be applied by determining the actual contribution percentage of employees as if all such plans were a single plan. Any adjustments to the Non-highly Compensated Employee actual contribution percentage for the prior year will be made in accordance with IRS Notice 98-1 and any superseding guidance, unless the Employer has elected in the Adoption Agreement to use the Current Year Testing method. Plans may be aggregated in order to satisfy Section 401(m) of the Code only if they have the same Plan Year and use the same actual contribution percentage testing method.

     For purposes of the actual contribution percentage test, Employee contributions are considered to have been made in the Plan Year in which contributed to the trust. Matching contributions and qualified nonelective contributions will be considered made for a Plan Year if made no later than the end of the 12-month period beginning on the day after the close of the Plan Year.

     The Employer shall maintain records sufficient to demonstrate satisfaction of the actual contribution percentage test and the amount of qualified nonelective contributions used in such test.

A Member is a Highly Compensated Employee for a particular Plan Year if he meets the definition of a Highly Compensated Employee in effect for that Plan Year. Similarly, a Member is a Non-highly Compensated Employee for a particular Plan Year if he does not meet the definition of a Highly Compensated Employee in effect for that Plan Year.


Section 3.12      The Aggregate Limit Test

Notwithstanding any other provision of the Plan, effective for Plan Years beginning after December 31, 1996, the sum of the actual deferral percentage and the actual contribution percentage determined in accordance with the procedures described above of those Employees who are Highly Compensated Employees may not exceed the aggregate limit as determined below.

For purposes of this Article III, the "aggregate limit" for a Plan Year is the greater of:

(1)  The sum of:

     (a) 1.25 times the greater of the actual deferral percentage of the Non-Highly Compensated Employees for the prior Plan Year or the actual contribution percentage of the Non-Highly Compensated Employees for the Plan Year, and

     (b) two percentage points plus the lesser of the actual deferral percentage or actual contribution percentage referred to in (a) above. In no event, however, shall the percentages described in the preceding sentence exceed two times the lesser of the relevant actual deferral percentage or the relevant actual contribution percentage; or

(2)  The sum of:

     (a) 1.25 times the lesser of the actual deferral percentage of the Non-Highly Compensated Employees for the prior Plan Year or the actual contribution percentage of the Non-Highly Compensated Employees for the Plan Year, and

     (b) two percentage points plus the greater of the actual deferral percentage or the actual contribution percentage referred to in (a) above. In no event, however, shall the percentage described in the preceding sentence exceed two times the greater of the relevant actual deferral percentage or the relevant actual contribution percentage; provided, however, that if a less restrictive limitation is prescribed by the IRS, such limitation shall be used in lieu of the foregoing. The calculation of the aggregate limit, as defined above, shall be determined in accordance with the Code and the IRS Regulations.

The TPA shall determine as of the end of the Plan Year whether the aggregate limit has been exceeded. This determination shall be made after first determining the treatment of excess deferrals within the meaning of Section 402(g) of the Code under Section 3.2 above, then determining the treatment of excess contributions under Section 3.10 above, and then determining the treatment of excess aggregate contributions under this Article III. In the event that the aggregate limit is exceeded, the actual contribution percentage of those Employees who are Highly Compensated Employees shall be reduced in the same manner as described in Section 3.11 of this Article until the aggregate limit is no longer exceeded, unless the TPA designates, in lieu of the reduction of the actual contribution percentage, a reduction in the actual deferral percentage of those Employees who are Highly Compensated Employees, which reduction shall occur in the same manner as described in Section 3.10 of this Article until the aggregate limit is no longer exceeded. Notwithstanding the provisions of Sections 3.2 and 3.10 above, the amount of excess contributions to be distributed, with respect to a Member for a Plan Year, shall be reduced by any excess deferrals distributed to such Member for such Plan Year.

If the Employer has elected in the Adoption Agreement to use the Current Year Testing method, then, in calculating the aggregate limit for a particular Plan Year, the Non-Highly Compensated Employees' actual deferral percentage and actual contribution percentage for that Plan Year, instead of the prior Plan Year, is used.

Section 3.13      Remittance of Contributions

The contributions of both the Employer and the Plan Members shall be recorded by the Employer and remitted to the TPA for transmittal to the Trustee or custodian or directly to the Trustee or custodian so that (i) in the case of Employer contributions the Trustee or custodian shall be in receipt thereof by the 15th day of the month next following the month in respect of which such contributions are payable and (ii) in the case of Member after-tax contributions and 401(k) deferrals, the Trustee or custodian shall be in receipt thereof by the 15th business day of the month following the month in which the Member contributions are received by the Employer or the 15th business day of the month following the month in which such amount would otherwise have been payable to the Member in cash. Such amounts shall be used to provide additional Units pursuant to Article V.

Section 3.14      Safe Harbor CODA

If the Employer has elected the safe harbor CODA option in the Adoption Agreement, the provisions of this Section 3.14 shall apply for the Plan Year and any provisions relating to the actual deferral percentage test described in ss.401(k)(3) of the Code or the actual contribution percentage test described in ss.401(m)(2) of the Code do not apply. To the extent that any other provision of the Plan is inconsistent with the provisions of this section, the provisions of this section govern.

(A)  Actual Deferral Percentage Test Safe Harbor

     (1) Unless the Employer elects in the Adoption Agreement to make Enhanced Matching Contributions (as provided in the Adoption Agreement) or safe harbor nonelective contributions, the Employer will contribute monthly or on another periodic basis for the Plan Year a safe harbor matching contribution to the Plan on behalf of each eligible Employee equal to
          (i) 100 percent of the amount of the Employee's 401(k) deferrals that do not exceed 3 percent of the Employee's Salary for the Plan Year, plus (ii) 50 percent of the amount of the Employee's 401(k) deferrals that exceed 3 percent of the Employee's Salary but that do not exceed 5 percent of the Employee's Salary ("Basic Matching Contributions").

     (2) The Member's benefit derived from ADP Test Safe Harbor Contributions is nonforfeitable and may not be distributed earlier than separation from service, death, disability, an event described in ss.401(k)(10) of the Code, or the attainment of age 59 1/2. In addition, such contributions must satisfy the ADP Test Safe Harbor without regard to permitted disparity under ss.401(l) of the Code.

     (3) At least 30 days, but not more than 90 days, before the beginning of the Plan Year, the Employer will provide each Eligible Employee a comprehensive notice of the Employee's rights and obligations under the Plan, written in a manner calculated to be understood by the average Eligible Employee. If an Employee becomes eligible after the 90th day before the beginning of the Plan Year and does not receive the notice for that reason, the notice must be provided no more than 90 days before the Employee becomes eligible but not later than the date the Employee becomes eligible.

     (4) In addition to any other election periods provided under the Plan, each Eligible Employee may make or modify a deferral election during the 30-day period immediately following receipt of the notice described above.

                                   ARTICLE IV
                           INVESTMENT OF CONTRIBUTIONS



Section 4.1       Investment by Trustee or Custodian

All contributions to the Plan shall, upon receipt by the TPA, be delivered to the Trustee or custodian to be held in the Trust Fund and invested and distributed by the Trustee or custodian in accordance with the provisions of the Plan and Trust Agreement. The Trust Fund shall consist of one or more of the Investment Funds or other applicable investment vehicles designated by the Employer in the Adoption Agreement.

With the exception of the Employer Stock Fund or, if applicable, the Employer Certificate of Deposit Fund, the Trustee may in its discretion invest any amounts held by it in any Investment Fund in any commingled or group trust fund described in Section 401(a) of the Code and exempt under Section 501(a) of the Code or in any common trust fund exempt under Section 584 of the Code, provided that such trust fund satisfies any requirements of the Plan applicable to such Investment Funds. To the extent that the Investment Funds are at any time invested in any commingled, group or common trust fund, the declaration of trust or other instrument pertaining to such fund and any amendments thereto are hereby adopted as part of the Plan.

The Employer will designate in the Adoption Agreement which of the Investment Funds or other applicable investment vehicles will be made available to Members and the terms and conditions under which such Funds will operate with respect to employee direction of allocations to and among such designated Funds and the types of contributions and/or deferrals eligible for investment therein.

To the extent made available under the Plan, the Employer may elect, in the Adoption Agreement, to allow Members to direct the investment of their Accounts, pursuant to, and in accordance with, such rules and procedures as may be prescribed by the Employer or the Plan Sponsor, to a self-directed brokerage account. Where an Employer elects to provide a self-directed brokerage account under the Plan, the Trustee may invest amounts held by it in a self-directed brokerage account maintained by Charles Schwab & Co., Inc. (or any other entity which provides a self-directed brokerage account) on behalf of Plan Members who elect to utilize such investment vehicle.

Section 4.2       Member Directed Investments

To the extent permitted by the Employer as set forth in the Adoption Agreement, each Member shall direct in writing that his contributions and deferrals, if any, and the contributions made by the Employer on his behalf shall be invested
(a) entirely in any one of the investment vehicles made available by the Employer, or (b) among the available investment vehicles in any combination of multiples of 1%. If a Member has made any Rollover contributions in accordance with Article III, Section 3.3, such Member may elect to apply separate investment directions to such rollover amounts. Any such investment direction shall be followed by the TPA until changed. Subject to the provisions of the following paragraphs of this Section, as designated in the Adoption Agreement, a Member may change his investment direction as to future contributions and also as to the value of his accumulated Units in each of the available investments by filing written notice with the TPA. Such directed change(s) will become effective upon the Valuation Date coinciding with or next following the date which his notice was received by the TPA or as soon as administratively practicable thereafter. If the Adoption Agreement provides for Member directed investments, and if a Member does not make a written designation of an Investment Fund or Funds, or other investment vehicle, the Employer or its designee shall direct the Trustee to invest all amounts held or received on account of the Member in the Investment Fund which in the opinion of the Employer best protects principal.

Except as otherwise provided below, a Member may not direct a transfer from the Stable Value Fund to the Government Money Market Fund or the Employer
Certificate of Deposit Fund. A Member may direct a transfer from any other investment vehicle to the Government Money Market Fund or the Employer Certificate of Deposit Fund, provided that amounts previously transferred from the Stable Value Fund to such investment vehicle remain in such vehicle for a period of three months prior to being transferred to the Government Money Market Fund or the Employer Certificate of Deposit Fund.

Section 4.3       Employer Securities

If the Employer so elects in the Adoption Agreement, the Employer and/or Members may direct that contributions will be invested in Qualifying Employer Securities (within the meaning of Section 407(d)(5) of ERISA) through the Employer Stock Fund.

                                    ARTICLE V
                     MEMBERS' ACCOUNTS, UNITS AND VALUATION


The TPA shall establish and maintain an Account for each Member showing his interests in the available Investment Funds or other applicable investments, as designated by the Employer in the Adoption Agreement. The interest in each Investment Fund shall be represented by Units.

As of each Valuation Date, the value of a Unit in each Investment Fund shall be determined by dividing (a) the sum of the net assets at market value determined by the Trustee by (b) the total number of outstanding Units.

The number of additional Units to be credited to a Member's interest in each available Investment Fund, as of any Valuation Date, shall be determined by dividing (a) that portion of the aggregate contributions and/or deferrals by and on behalf of the Member which was directed to be invested in such Investment Fund and received by the Trustee by (b) the Unit value of such Investment Fund.

The value of a Member's Account may be determined as of any Valuation Date by multiplying the number of Units to his credit in each available Investment Fund by that Investment Fund's Unit value on such date and aggregating the results. If, and to the extent, a Member's Account is invested pursuant to a self-directed brokerage account, the investments held in that account shall be valued by the brokerage firm maintaining such account in accordance with such procedures as may be determined by such brokerage firm.

A member is treated as benefiting under the plan for any plan year during which the Member received or is deemed to receive an allocation in accordance with
Section 1.410(b)-3(a) of the Code.

                                   ARTICLE VI
                               VESTING OF ACCOUNTS

Section 6.1 Vesting of Member Contributions, 401(k) Deferrals, Qualified Nonelective Contributions, and Rollover Contributions

All Units credited to a Member's Account based on after-tax contributions and/or 401(k) deferrals made by the Member and any earnings related thereto (including any rollover contributions allocated to a Member's Account under the Plan and any earnings thereon) and, as provided in Section 3.9, Employer qualified nonelective contributions made on behalf of such Member shall be immediately and fully vested at all times.

Section 6.2 Vesting of Employer Contributions

Except as provided in Section 6.1, the Employer may, at its option, elect one of the available vesting schedules described herein for each of the employer contribution types applicable under the Plan as designated in the Adoption Agreement.

Schedule 1:

All applicable Employer contributions (and related earnings) shall be immediately and fully vested. If the eligibility requirement(s) selected by the Employer under the Plan require(s) that an Employee complete a service period which is longer than 12 consecutive months, this vesting Schedule 1 shall be automatically applicable.

Schedule 2:

All applicable Employer contributions (and related earnings) shall vest in accordance with the schedule set forth below:


                                        Completed                         Vested
                                    Years of Employment                 Percentage

                                       Less than 2                                 0%
                                       2 but less than 3                          20%
                                       3 but less than 4                          40%
                                       4 but less than 5                          60%
                                       5 but less than 6                          80%
                                       6 or more                                 100%


Schedule 3:

All applicable Employer contributions (and related earnings) shall vest in accordance with the schedule set forth below:


                                        Completed                         Vested
                                    Years of Employment                 Percentage

                                       Less than 5                                 0%
                                       5 or more                                 100%


Schedule 4:

All applicable Employer contributions (and related earnings) shall vest in accordance with the schedule set forth below:

                                        Completed                         Vested
                                    Years of Employment                 Percentage


                                       Less than 3                                 0%
                                       3 or more                                 100%

Schedule 5:

All applicable Employer contributions (and related earnings) shall vest in accordance with the schedule set forth below:


                                        Completed                         Vested
                                    Years of Employment                 Percentage

                                       Less than 1                                 0%
                                       1 but less than 2                          25%
                                       2 but less than 3                          50%
                                       3 but less than 4                          75%
                                       4 or more                                 100%


Schedule 6:

All applicable Employer contributions (and related earnings) shall vest in accordance with the schedule set forth below:


                                         Completed                        Vested
                                    Years of Employment                 Percentage

                                       Less than 3                                 0%
                                       3 but less than 4                          20%
                                       4 but less than 5                          40%
                                       5 but less than 6                          60%
                                       6 but less than 7                          80%
                                       7 or more                                 100%

Schedule 7:

All applicable Employer contributions (and related earnings) shall vest in accordance with the schedule set forth in the Adoption Agreement prescribed by the Employer in accordance with applicable law.

Notwithstanding the vesting schedules above, a Member's interest in his Account shall become 100% vested in the event that (i) the Member dies while in service with the Employer and the TPA has received notification of death, (ii) the Member has been approved for Disability, pursuant to the provisions of Article VII, and the TPA has received notification of Disability, or (iii) the Member has attained Normal Retirement Age while in service with the Employer.

Except as otherwise provided hereunder, in the event that the Employer adopts the Plan as a successor plan to another defined contribution plan qualified under Sections 401(a) and 501(a) of the Code, or in the event that the Employer changes or amends a vesting schedule adopted under this Article, any Member who was covered under such predecessor plan or, the pre-amendment vesting schedule under the Plan, and has completed at least 3 Years of Employment (or, as applicable, 3 years of service) may elect to have the nonforfeitable percentage of the portion of his Account which is subject to such vesting schedule computed under such predecessor plan's vesting provisions, or computed without regard to such change or amendment under the Plan (a "Vesting Election"). Any Vesting Election shall be made by notifying the TPA in writing within the election period hereinafter described. The election period shall begin on the date such amendment is adopted or the date such change is effective, or the date the Plan, which serves as a successor plan, is adopted or effective, as the case may be, and shall end no earlier than the latest of the following dates: (i) the date which is 60 days after the day such amendment is adopted; (ii) the date which is 60 days after the day such amendment or change becomes effective; (iii) the date which is 60 days after the day the Member is given written notice of such amendment or change by the TPA; (iv) the date which is 60 days after the day the Plan is adopted by the Employer or becomes effective; or (v) the date which is 60 days after the day the Member is given written notice that the Plan has been designated as a successor plan. Any such election, once made, shall be irrevocable.

To the extent permitted under the Code and Regulations, the Employer may, at its option, elect to treat all Members who are eligible to make a Vesting Election as having made such Vesting Election if the vesting schedule resulting from such an election is more favorable than the Vesting Schedule that would apply pursuant to the Plan amendment. Furthermore, subject to the requirements of the applicable Regulations, the Employer may elect to treat all Members, who were employed by the Employer on or before the effective date of the change or amendment, as subject to the prior vesting schedule, provided such prior schedule is more favorable.

In the event that an Employer elects, in its Adoption Agreement, to use the hour of service method for determining vesting service, Years of Service shall be substituted for Years of Employment for all purposes under this Article VI.

No amendment to the Plan shall be effective to the extent that it has the effect of decreasing a Member's accrued benefit. Notwithstanding the preceding sentence, a Member's account balance may be reduced to the extent permitted under Section 412(c)(8) of the Code. For purposes of this paragraph, a plan amendment which has the effect of decreasing a Member's account balance, with respect to benefits attributable to service before the amendment shall be treated as reducing an accrued benefit. Furthermore, if the vesting schedule of a plan is amended, in the case of an Employee who is a Member as of the later of the date such amendment is adopted or the date it becomes effective, the nonforfeitable percentage (determined as of such date) of such Employee's employer-derived accrued benefit will not be less than the percentage computed under the Plan without regard to such amendment.

No amendment to the Plan shall be effective to eliminate or restrict an optional form of benefit. The preceding sentence shall not apply to a plan amendment that eliminates or restricts the ability of a Member to receive payment of his account balance under a particular optional form of benefit if the amendment satisfies the conditions in (1) and (2) below:

(1) The amendment provides a single-sum distribution form that is otherwise identical to the optional form of benefit eliminated or restricted. For purposes of this condition (1), a single-sum distribution form is otherwise identical only if it is identical in all respects to the eliminated or restricted optional form of benefit (or would be identical except that it provides greater rights to the Member) except with respect to the timing of payments after commencement.

(2) The amendment is not effective unless the amendment provides that the amendment shall not apply to any distribution with an annuity starting date earlier than the earlier of: (i) the

     90th day after the date the Member receiving the distribution has been furnished a summary that reflects the amendment and that satisfies the ERISA requirements at 29 CFR 2520.104b-3 relating to a summary of material modifications or (ii) the first day of the second Plan Year following the Plan Year in which the amendment is adopted.

Section 6.3 Forfeitures

If a Member who was partially vested in his Account on the date of his termination of Employment returns to Employment, his Years of Employment (or, as applicable, years of service) prior to the Break(s) in Service shall be included in determining future vesting and, if he returns before incurring 5 consecutive one year Breaks in Service, any amounts forfeited from his Account shall be restored to his Account provided, however, that if such a Member has received a distribution pursuant to Article VII, his nonvested Account shall not be restored unless he repays to the Plan the full amount distributed to him before the earlier of (i) 5 years after the first date on which the Member is subsequently reemployed by the Employer, or (ii) the close of the first period of 5 consecutive one-year Breaks in Service commencing after the withdrawal. The amount restored to the Member's Account will be valued on the Valuation Date coinciding with or next following the later of (i) the date the Employee is rehired, or (ii) the date a new enrollment application is received by the TPA. If a Member terminates Employment without any vested interest in his Account, he shall (i) immediately be deemed to have received a total distribution of his Account and (ii) thereupon forfeit his entire Account; provided that if such Member returns to Employment before the number of consecutive one-year Breaks in Service equals or exceeds the greater of (i) 5, or (ii) the aggregate number of the Member's Years Employment (or, as applicable, Years of Service) prior to such Break in Service, his Account shall be restored in the same manner as if such Member had been partially vested at the time of his termination of Employment and had his nonvested Account restored upon a return to employment, and his Years of Employment (or, as applicable, Years of Service) prior to incurring the first Break in Service shall be included in any subsequent determination of his vesting service.

Forfeited amounts, as described in the preceding paragraph, shall be made available to the Employer, through a transfer from the Member's Account to the Employer Credit Account, upon: (1) if the Member had a vested interest in his Account at his termination of Employment, the earlier of (i) the date as of which the Member receives a distribution of his entire vested interest in his Account or (ii) the date upon which the Member incurs 5 consecutive one-year Breaks in Service, or (2) the date of the Member's termination of Employment, if the Member then has no vested interest in his Account. Once so transferred, such amounts shall be used at the option of the Employer to (i) reduce administrative expenses for that Contribution Determination Period, (ii) offset any contributions to be made by the Employer for that

Contribution Determination Period or (iii) be allocated to all eligible Members deemed to be employed as of the last day of the Contribution Determination Period. The Employer Credit Account, referenced in this Subparagraph, shall be maintained to receive, in addition to the forfeitures described above, (i) contributions in excess of the limitations contained in Section 415 of the Code,
(ii) Employer contributions made in advance of the date allocable to Members, if any, and (iii) amounts, if any, forfeited pursuant to Sections 3.10 and 3.11.

No forfeitures will occur solely as a result of an Employee's withdrawal of employee contributions under Article VII of the Plan.

                                   ARTICLE VII
                          WITHDRAWALS AND DISTRIBUTIONS

Section 7.1  General Provisions

The Employer will define in the Adoption Agreement the terms and conditions under which withdrawals and distributions will be permitted under the Plan. All payments in respect of a Member's Account shall be made in cash from the Trust Fund and in accordance with the provisions of this Article or Article XI except that if the Adoption Agreement so provides, a Member may elect to have his Account, to the extent then invested in the Employer Stock Fund, distributed in the form of Employer Stock in accordance with the provisions of this Article or
Article XI. The amount of payment will be determined in accordance with the value of the Member's Account on the Valuation Date coinciding with or next following the date proper notice is filed with the TPA, unless following such Valuation Date a decrease in the value of the Member's investment in any of the available Investment Funds or other Account investments occurs prior to the date the Member's Account is paid in which case that part of the payment which is based on such investments shall equal the value of such investments determined as of the date of payment which date shall occur as soon as administratively practicable on or following the Valuation Date such proper notice is filed with the TPA. If units are redeemed to make a payment of benefits, the redemption date Unit value with respect to a Member's investment in any of the available Investment Funds shall equal the value of a Unit in such Investment Fund, as determined in accordance with the valuation method applicable to Unit investments in such Investment Fund on the date the Member's investment is redeemed.

Except where otherwise specified, payments provided under this Article will be made in a lump sum as soon as practicable after such Valuation Date or date of redemption, as may be applicable, subject to any applicable restriction on redemption imposed on amounts invested in any of the available Investment Funds.

Any partial withdrawal shall be deemed to come (to the extent available for withdrawal):

C First from the Member's after-tax contributions made prior to January 1, 1987.

C Next from the Member's after-tax contributions made after December 31, 1986 plus earnings on all of the Member's after-tax contributions.

C    Next from the Member's rollover contributions plus earnings thereon.

C    Next from the Employer matching contributions plus earnings thereon.

C    Next from the Employer supplemental contributions plus earnings thereon.

C    Next from the Employer basic contributions plus earnings thereon.

C Next from the Employer safe harbor CODA contributions plus earnings thereon.

C    Next from the Member's 401(k) deferrals plus earnings thereon.

C Next from the Employer qualified nonelective contributions plus earnings thereon.

C    Next from the Employer profit sharing contributions plus earnings thereon.

Section 7.2  Withdrawals While Employed

The Employer may, at its option, permit Members to make withdrawals from one or more of the portions of their Accounts while employed by the Employer, as designated in the Adoption Agreement, under the terms and provisions described herein.

Voluntary Withdrawals - To the extent permitted by the Employer as specified in the Adoption Agreement, a Member may voluntarily withdraw some or all of his Account (other than his 401(k) deferrals and Employer qualified nonelective contributions treated as 401(k) deferrals except as hereinafter permitted) while in Employment by filing a notice of withdrawal with the TPA; provided, however, that in the event his Employer has elected to provide annuity options under
Section 7.3, no withdrawals may be made from a married Member's Account without the written consent of such Member's Spouse (which consent shall be subject to the procedures set forth in Section 7.3). Only one in-service withdrawal may be made in any Plan Year from each of the rollover amount of the Member's Account and the remainder of the Member's Account. This restriction shall not, however, apply to a withdrawal under this Section in conjunction with a hardship withdrawal.

Notwithstanding the foregoing paragraph, a Member may not withdraw any matching, basic, supplemental, profit sharing or, solely in the case of the events described in clause (iii) or (iv), qualified nonelective contributions made by the Employer under Article III unless (i) the Member has completed 60 months of participation in the Plan; (ii) the withdrawal occurs at least 24 months after such contributions were made by the Employer; (iii) the Employer terminates the Plan without establishing a qualified successor plan; or (iv) the Member dies, is disabled, retires, attains age 59 1/2 or terminates Employment. For purposes of the preceding requirements, if the Member's Account includes amounts which have been transferred from a defined contribution plan established prior to the adoption of the Plan by the Employer, the period of time during which amounts were held on behalf of such Member and the periods of participation of such Member under such defined contribution plan shall be taken into account.

Effective as of January 1, 1997, if an Employer does not permit Members to make withdrawals from their Account while employed and a Member has attained age 70 1/2 prior to terminating employment with his Employer, such Member may withdraw some or all of his Account under the terms and provisions of this Section 7.2.

If an Employer, in the Adoption Agreement, permits Members to withdraw 401(k) deferrals and qualified non-elective contributions (and the income allocable to each) while employed by the Employer, such deferrals or contributions are not distributable earlier than upon separation from service, death, disability, attainment of age 59 1/2 or hardship. Such amounts may also be distributed, in accordance with Section 401(k)(2)(B)(i)(II) of the Code and the IRS Regulations thereunder, upon: (i) termination of the Plan without the establishment of another defined contribution plan other than an employee stock ownership plan (as defined in Section 4975(e)(7) or Section 409 of the Code) or a simplified employee pension plan (defined in Code Section 408(k) or a SIMPLE IRA plan (defined in Code Section 408(p)), or (ii) the disposition by a corporation to an unrelated corporation of substantially all of the assets (within the meaning of Section 409(d)(2) of the Code) used in a trade or business of such corporation if such corporation continues to maintain this Plan after the disposition, but only with respect to employees who continue employment with the corporation acquiring such assets, or (iii) the disposition by a corporation to an unrelated entity of such corporation's interest in a subsidiary (within the meaning of Section 409(d)(3) of the Code) if such corporation continues to maintain this Plan, but only with respect to employees who continue employment with such subsidiary.

Hardship Withdrawals - If designated by the Employer in the Adoption Agreement, a Member may make a withdrawal of his 401(k) deferrals, Employer qualified nonelective contributions which are treated as elective deferrals, and any earnings credited thereto prior to January 1, 1989, prior to attaining age 592, provided that the withdrawal is solely on account of an immediate and heavy financial need and is necessary to satisfy such financial need. For the purposes of this Article, the term "immediate and heavy financial need" shall be limited to the need of funds for (i) the payment of medical expenses (described in Section 213(d) of the Code) incurred by the Member, the Member's Spouse, or any of the Member's dependents (as defined in Section 152 of the Code), (ii) the payment of tuition and room and board for the next 12 months of post-secondary education of the Member, the Member's Spouse, the Member's children, or any of the Member's dependents (as defined in Section 152 of the Code), (iii) the purchase (excluding mortgage payments) of a principal residence for the Member, or (iv) the prevention of eviction of the Member from his principal residence or the prevention of foreclosure on the mortgage of the Member's principal residence. For purposes of this Article, a distribution generally may be treated as "necessary to satisfy a financial need" if the Plan Administrator reasonably relies upon the Member's written representation that the need cannot be relieved
(i) through reimbursement or compensation by insurance or otherwise, (ii) by reasonable liquidation of the Member's available assets, to the extent such liquidation would not itself cause an immediate and heavy financial need, (iii) by cessation of Member contributions and/or deferrals pursuant to Article III of the Plan, to the extent such contributions and/or deferrals are permitted by the Employer, or (iv) by other distributions or nontaxable (at the time of the loan) loans from plans maintained by the Employer or by any other employer, or by borrowing from commercial sources on reasonable commercial terms. The amount of any withdrawal pursuant to this Article shall not exceed the amount required to meet the demonstrated financial hardship, including any amounts necessary to pay any federal income taxes and penalties reasonably anticipated to result from the distribution as certified to the Plan Administrator by the Member.

Notwithstanding the foregoing, no amounts may be withdrawn on account of hardship pursuant to this Article prior to a Member's withdrawal of his other available Plan assets without regard to any other withdrawal restrictions adopted by the Employer.

Section 7.3  Distributions Upon Termination of Employment

In accordance with the provisions for distributions designated by the Employer in the Adoption Agreement, a Member who terminates Employment with the Employer may request a distribution of his Account at any time thereafter up to attainment of age 702. Except as otherwise provided by the Employer in the Adoption Agreement, a Member may withdraw all or a portion of his Account at any time after termination of employment and any amounts paid under this Article may not be returned to the Plan.

Any distribution made under this Section 7.3 requires that a Request for Distribution be filed with the TPA. If a Member does not file such a Request, the value of his Account will be paid to him as soon as practicable after his attainment of age 702, but in no event shall payment commence later than April 1 of the calendar year following the calendar year in which the Member attains age 702 unless otherwise provided by law.

Lump Sum Payments - A Member may request a distribution of all or a part of his Account no more frequently than once per calendar year by filing the proper Request for Distribution with the TPA. In the event the Employer has elected to provide an annuity option under the Plan, no distributions may be made from a married Member's Account without the written consent of such married Member's spouse (which consent shall be subject to the procedures set forth below).

Installment Payments - To the extent designated by the Employer in the Adoption Agreement and in lieu of any lump sum payment of his total Account, a Member who has terminated his Employment may elect in his Request for Distribution to be paid in installments (no less frequently than annually), provided that a Member shall not be permitted to elect an installment period in excess of his remaining life expectancy (or the joint life expectancy of the Member and his designated Beneficiary) and if a Member attempts such an election, the TPA shall deem him to have elected the installment period with the next lowest multiple within the Member's remaining life expectancy. For purposes of installment payments under this Section 7.3, the Member's life expectancy (or the joint life expectancy of the Member and his designated Beneficiary) shall not be recalculated. The amount of each installment will be equal to the value of the total Units in the Member's Account, multiplied by a fraction, the numerator of which is one and the denominator of which is the number of remaining installments including the one then being paid, so that at the end of the installment period so elected, the total Account will be liquidated. The value of the Units will be determined in accordance with the Unit values on the Valuation Date on or next following the TPA's receipt of his Request for Distribution and on each anniversary thereafter subject to applicable Regulations under Code Section 401(a)(9). Payment will be made as soon as practicable after each such Valuation Date, but in no event shall payment commence later than April 1 of the calendar year following the calendar year in which the Member attains age 702 subject to the procedure for making such distributions described below. The election of installments hereunder may not be subsequently changed by the Member, except that upon written notice to the TPA, the Member may withdraw the balance of the Units in his Account in a lump sum at any time, notwithstanding the fact that the Member previously received a distribution in the same calendar year.

Annuity Payments - The Employer may, at its option, elect to provide an annuity option under the Plan. To the extent so designated by the Employer in the Adoption Agreement and in lieu of any lump sum payment of his total Account, a Member who has terminated his Employment may elect in his Request for Distribution to have the value of his total Account be paid as an annuity secured for the Member by the Plan Administrator through a individual annuity contract purchased by the Plan. In the event the Employer elects to provide the annuity option, the following provisions shall apply:

Unmarried Members - Any unmarried Member who has terminated his Employment may elect, in lieu of any other available payment option, to receive a benefit payable by purchase of a single premium contract providing for (i) a single life annuity for the life of the Member or (ii) an annuity for the life of the Member and, if the Member dies leaving a designated Beneficiary, a 50% survivor annuity for the life of such designated Beneficiary.

Married Members - Except as otherwise provided below, (i) any married Member who has terminated his Employment shall receive a benefit payable by purchase of a single premium contract providing for a Qualified Joint and Survivor Annuity, as defined below, and (ii) the Surviving Spouse of any married Member who dies prior to the date payment of his benefit commences shall be entitled to a Preretirement Survivor Annuity, as defined below. Notwithstanding the foregoing, any such married Member may elect to receive his benefit in any other available form, and may waive the Preretirement Survivor Annuity, in accordance with the spousal consent requirements described herein.

For purposes of this Section 7.3, the term "Qualified Joint and Survivor Annuity" means a benefit providing an annuity for the life of the Member, ending with the payment due on the last day of the month coinciding with or preceding the date of his death, and, if the Member dies leaving a Surviving Spouse, a survivor annuity for the life of such Surviving Spouse equal to one-half of the annuity payable for the life of the Member under his Qualified Joint and Survivor Annuity, commencing on the last day of the month following the date of the Member's death and ending with the payment due on the first day of the month coinciding with or preceding the date of such Surviving Spouse's death.

For purposes of this Section 7.3, the term "Preretirement Survivor Annuity" means a benefit providing for payment of 50% of the Member's Account balance as of the Valuation Date coinciding with or preceding the date of his death. Payment of a Preretirement Survivor Annuity shall commence in the month following the month in which the Member dies or as soon as practicable thereafter; provided, however, that to the extent required by law, if the value of the amount used to purchase a Preretirement Survivor Annuity exceeds $3,500, then payment of the Preretirement Survivor Annuity shall not commence prior to the date the Member reached (or would have reached, had he lived) Normal Retirement Age without the written consent of the Member's Surviving Spouse. Absence of any required consent will result in a deferral of payment of the Preretirement Survivor Annuity to the month following the month in which occurs the earlier of (i) the date the required consent is received by the TPA or (ii) the date the Member would have reached Normal Retirement Age had he lived.

The TPA shall furnish or cause to be furnished, to each married Member with an Account subject to this Section 7.3, explanations of the Qualified Joint and Survivor Annuity and Pre-retirement Survivor Annuity. A Member may, with the written consent of his Spouse (unless the TPA makes a written determination in accordance with the Code and the Regulations that no such consent is required), elect in writing (i) to receive his benefit in a single lump sum payment within the 90-day period ending on the date payment of his benefit commences; and (ii) to waive the Pre-retirement Survivor Annuity within the period beginning on the first day of the Plan Year in which the Member attains age 35 and ending on the date of his death. Any election made pursuant to this Subparagraph may be revoked by a Member, without spousal consent, at any time within which such election could have been made. Such an election or revocation must be made in accordance with procedures developed by the TPA and shall be notarized.

Notwithstanding anything to the contrary, effective for Plan Years beginning after December 31, 1996, the 90-day period in which a Member may, with the written consent of his Spouse, elect in writing to receive his benefit in a single lump sum shall not end before the 30th day after the date on which explanations of the Qualified Joint and Survivor Annuity and Pre-retirement Survivor Annuity are provided. A Member may elect (with any applicable spousal consent) to waive any requirement that the written explanation be provided at least 30 days before the annuity starting date (or to waive the 30-day requirement under the preceding sentence) if the distribution commences more than seven days after such explanation is provided.

Notwithstanding the preceding provisions of this Section 7.3, any benefit of $3,500, subject to the limits of Article X, or less, shall be paid in cash in a lump sum in full settlement of the Plan's liability therefor; provided, however, that in the case of a married Member, no such lump sum payment shall be made after benefits have commenced without the consent of the Member and his Spouse or, if the Member has died, the Member's Surviving Spouse. Furthermore, if the value of the benefit payable to a Member or his Surviving Spouse is greater than $3,500 and the Member has or had not reached his Normal Retirement Age, then to the extent required by law, unless the Member (and, if the Member is married and his benefit is to be paid in a form other than a Qualified Joint and Survivor Annuity, his Spouse, or, if the Member was married, his Surviving Spouse) consents in writing to an immediate distribution of such benefit, his benefit shall continue to be held in the Trust until a date following the earlier of (i) the date of the TPA's receipt of all required consents or (ii) the date the Member reaches his earliest possible Normal Retirement Age under the Plan (or would have reached such date had he lived), and thereafter shall be paid in accordance with this Section 7.3.

Solely to the extent required under applicable law and regulations, and notwithstanding any provisions of the Plan to the contrary that would otherwise limit a Distributee's election under this Subparagraph, a Distributee may elect, at the time and in the manner prescribed by the TPA, to have any portion of an Eligible Rollover Distribution paid directly to an Eligible Retirement Plan specified by the Distributee in a Direct Rollover. For purposes of this Subparagraph, the following terms shall have the following meanings:

Eligible Rollover Distribution - Any distribution of all or any portion of the balance to the credit of the Distributee, except that an Eligible Rollover Distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Distributee or the joint lives (or joint life expectancies) of the Distributee and the Distributee's designated Beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; and the portion of any distribution that is not includable in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

Effective January 1, 1999, an Eligible Rollover Distribution excludes hardship withdrawals as defined in Section 401(k)(2)(B)(i)(IV) of the Code which are attributable to Member's 401(k) deferrals under Treasury Regulation Section 1.401(k)-1(d)(2)(ii).

Eligible Retirement Plan - An individual retirement account described in Section 408(a) of the Code, an individual retirement annuity described in Section 408(b) of the Code, an annuity plan described in Section 403(a) of the Code, or a qualified trust described in Section 401(a) of the Code, that accepts the Distributee's Eligible Rollover Distribution. However, in the case of an

Eligible Rollover Distribution to a Surviving Spouse, an Eligible Retirement Plan is an individual retirement account or an individual retirement annuity.

Distributee  - A  Distributee  may be (i) an Employee,  (ii) a former  Employee,
(iii) an Employee's Surviving Spouse, (iv) a former Employee's Surviving Spouse,
(v) an Employee's Spouse or former Spouse who is an alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, or
(vi) a former Employee's Spouse or former Spouse who is an alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, with respect to the interest of the Spouse or former Spouse.

Direct Rollover - A payment by the Plan to the Eligible Retirement Plan specified by the Distributee.

Section 7.4  Distributions Due to Disability

A Member who is separated from Employment by reason of a disability which is expected to last in excess of 12 consecutive months and who is either (i) eligible for, or is receiving, disability insurance benefits under the Federal Social Security Act or (ii) approved for disability under the provisions of any other benefit program or policy maintained by the Employer, which policy or program is applied on a uniform and nondiscriminatory basis to all Employees of the Employer, shall be deemed to be disabled for all purposes under the Plan.

The Plan Administrator shall determine whether a Member is disabled in accordance with the terms of the immediately preceding paragraph; provided, however, approval of Disability is conditioned upon notice to the Plan Administrator of such Member's Disability within 13 months of the Member's separation from Employment. The notice of Disability shall include a certification that the Member meets one or more of the criteria listed above.

Upon determination of Disability, a Member may withdraw his total Account balance under the Plan and have such amounts paid to him in accordance with the applicable provisions of this Article VII, as designated by the Employer. If a disabled Member becomes reemployed subsequent to withdrawal of some or all of his Account balance, such Member may not repay to the Plan any such withdrawn amounts.

Section 7.5 Distributions Due to Death

Subject to the provisions of Section 7.3 above, if a married Member dies, his Spouse, as Beneficiary, will receive a death benefit equal to the value of the Member's Account determined on the Valuation Date on or next following the TPA's receipt of notice that such Member died; provided, however, that if such Member's Spouse had consented in writing to the designation of a different Beneficiary, the Member's Account will be paid to such designated Beneficiary. Such nonspousal designation may be revoked by the Member without spousal consent at any time prior to the Member's death. If a Member is not married at the time of his death, his Account will be paid to his designated Beneficiary.

A Member  may elect  that upon his  death,  his  Beneficiary,  pursuant  to this
Section 7.5, may receive, in lieu of any lump sum payment, payment in 5 annual installments (10 if the Spouse is the Beneficiary, provided that the Spouse's remaining life expectancy is at least 10 years) whereby the value of 1/5th of such Member's Units (or 1/10th in the case of a spousal Beneficiary, provided that the Spouse's remaining life expectancy is at least 10 years) in each available Investment Fund will be determined in accordance with the Unit values on the Valuation Date on or next following the TPA's receipt of notice of the Member's death and on each anniversary of such Valuation Date. Payment will be made as soon as practicable after each Valuation Date until the Member's Account is exhausted. Such election may be filed at any time with the Plan Administrator prior to the Member's death and may not be changed or revoked after such Member's death. If such an election is not in effect at the time of the Member's death, his Beneficiary (including any spousal Beneficiary) may elect to receive distributions in accordance with this Article, except that any balance remaining in the deceased Member's Account must be distributed on or before the December 31 of the calendar year which contains the 5th anniversary (the 10th anniversary in the case of a spousal Beneficiary, provided that the Spouse's remaining life expectancy is at least 10 years) of the Member's death. Notwithstanding the foregoing, payment of a Member's Account shall commence not later than the December 31 of the calendar year immediately following the calendar year in which the Member died or, in the event such Beneficiary is the Member's Surviving Spouse, on or before the December 31 of the calendar year in which such Member would have attained age 702, if later (or, in either case, on any later date prescribed by the IRS Regulations). If, upon the Spouse's or Beneficiary's death, there is still a balance in the Account, the value of the remaining Units will be paid in a lump sum to such Spouse's or Beneficiary's estate.

Section 7.6  Minimum Required Distributions

Effective as of January 1, 1997, payment of a Member's Account shall not commence later than April 1 of the calendar year following the later of (i) the calendar year in which the Member attains age 70 1/2 or (ii) the calendar year in which the Member retires; provided however, if the Member is a 5 percent owner (as described in section 416(i) of the Code), at any time during the Plan Year ending with or within the calendar year in which the Employee attains age 70 1/2, any benefit payable to such Member shall commence no later than April 1 of the calendar year following the calendar year in which the Member attains age 70 1/2.

(A) Subject to Section 7.3, joint and survivor annuity requirements, the requirements of this Section shall app1y to any distribution of a Member's interest and will take precedence over any inconsistent provisions of this Plan. Unless otherwise specified, the provisions of this Section 7.6 apply to calendar years beginning after December 31, 1984.

     All distributions required under this Section 7.6 shall be determined and made in accordance with the proposed regulations under Section 401 (a){9) of the Code, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the proposed regulations.

     The entire interest of a Member must be distributed or begin to be distributed no later than the Member's required beginning date.

(B) As of the first distribution calendar year, distributions, if not made in a single-sum, may only be made over one of the following periods (or a combination thereof):

     (1)  the life of the Member,

     (2)  the life of the Member and a designated beneficiary,

     (3) a period certain not extending beyond the life expectancy of the Member, or

     (4) a period certain not extending beyond the joint and last survivor expectancy of the Member and a designated beneficiary.

(C) If the Member's interest is to be distributed in other than a single sum, the following minimum; distribution rules shall apply on or after the required beginning date:

     (1) If a Member's benefit is to be distributed over (a) a period not extending beyond the life expectancy of the Member or the joint life and last survivor expectancy of the Member and the Member's designated beneficiary or (b) a period not extending beyond the life expectancy of the designated beneficiary, the amount required to be distributed for each calendar year 1 beginning with distributions for the first distribution calendar year must at least equal the quotient obtained by dividing the Member's benefit by the applicable life expectancy.

     (2) For calendar years beginning before January 1, 1989, if the Member's spouse is not the designated beneficiary, the method of distribution selected must assure that at least 50% of the present value of the amount available for distribution is paid within the life expectancy of the Member.

     (3) For calendar years beginning after December 31,1988, the amount to be distributed each year, beginning with distributions for the first distribution calendar year shall not be less than the quotient obtained by dividing the Member's benefit by the lesser of (a I the applicab1e life expectancy or (b) if the Member's spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of Section 1.401(a)(9)-2 of the proposed regulations. Distributions after the death of the Member shall be distributed using the applicable life expectancy in paragraph (1) above as the relevant divisor without regard to Proposed Regulations
          Section 1.401(a)(9)-2.

     (4) The minimum distribution required for the Member's first distribution calendar year must be made 6horbefore the Member's required beginning date. The minimum distribution for other calendar years, including the minimum distribution for the distribution calendar year in which the employee's required beginning date occurs, must be made on or before December 31 of that distribution calendar year.

     If the Member's benefit is distributed in the form of an annuity purchased from an insurance company, distributions thereunder shall be made in accordance with the requirements of Section 401(a)(9) of the Code and the proposed regulations thereunder.

(D) Distributions beginning before death. If the Member dies after distribution of his interest has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Member's death.

(E) Distributions beginning after death.) If the Member dies before distribution of his or her interest begins, distribution of the Member's entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the Member's death except to the extent that an election is made to receive distributions in accordance with (a) or
     (b) below:

     (a) If any portion of the Member's interest is payable to a designated beneficiary, distributions may be made over the fife or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the Member died;


     (b) if the designated beneficiary is the Member's surviving spouse, the date distributions are required to begin in accordance with (a) above shall not be earlier than the later of (i) December 31. of the calendar year immediately following the calendar year in which the Member died and (ii) December 31 the calendar year in which the Member would have attained age 70 1/2.


     2) If the Member has not made an election pursuant to this Section 7.6 by the time of his death, the Member's designated beneficiary must elect the method of distribution no later than the earlier of (i) December 31, of the calendar year in which distributions would be required to begin under this Section, or (ii) December 31 of the calendar year which contains the fifth anniversary of the date of death of the Member. If the Member has no designated beneficiary, or if the designated beneficiary does not elect a method of distribution, distribution of the Member's entire interest must be completed by December 31 of the calendar year containing the fifth anniversary of the Member's death.

(F) For purposes of paragraph (E) above, if the surviving spouse dies after the Member, but before payments to such spouse begin, the provisions of paragraph (E), with the exception of paragraph (E)(1)(b) therein, shall be applied as if the surviving spouse were the Member.

(G) For the purposes of paragraphs (D) and (E), distribution of a Member's interest is considered to begin on the Member's required beginning date (or, if paragraph (F) above is applicable, the date distribution is required to begin to the surviving spouse pursuant to paragraph (E) above). If distribution in the form of an annuity irrevocably commences to the Member before the required beginning date, the date distribution is considered to begin is the date distribution actually commences.

(H) Applicable life expectancy. The life expectancy (or joint and last survivor expectancy) calculated using the attained age of the Member (or designated beneficiary as -of the Member's (originated beneficiary./s) birthday in the applicable calendar year reduced by one for each calendar year which has elapsed since the date life expectancy was first calculated. If life expectancy is being recalculated, the applicable life expectancy shal1 be the life expectancy as so recalculated. The applicable calendar year shall be the first distribution calendar year, and if life expectancy is being recalculated such succeeding calendar year.

(I) Designated beneficiary. The individual who is designated as the beneficiary under the Plan in accordance with Section 401(a)(9) of the Code and the proposed regulations thereunder.

(J) Distribution calendar year. A calendar year for which a minimum distribution is required. For distributions beginning before the Member's death, the first distribution calendar year is the calendar year immediately preceding the calendar year which contains the Member's required beginning date. For distributions beginning after the Member's death, the first distribution calendar year is the calendar year in which distributions are required to begin pursuant to paragraphs (D), (E), (F) and (G) above.

(K) Life expectancy. Life expectancy and joint and last survivor expectancy are computed by use of the expected return multiples in Tables V and VI of
     Section 1.72-9 of the Income Tax Regulations.

     Unless otherwise elected by the Member (or spouse, in the case of distributions described in paragraph (E)(1)(b) above) by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable as to the Member (or spouse) and shall apply to all subsequent years. The life expectancy of a nonspouse beneficiary may not be recalculated.

(L)  Member's benefit.

     (1) The account balance as of the last valuation date in the calendar year immediately preceding the distribution calendar year (valuation calendar year) increased by the amount of any contributions or forfeitures allocated to the account balance as of dates in the valuation calendar year after the valuation date and decreased by distributions made in the valuation calendar year after the valuation date.

     (2) Exception for second distribution calendar year. For purposes of paragraph (1) above, if any portion of the minimum distribution for the first distribution calendar year is made in the second distribution calendar year on or before the required beginning date, the amount of the minimum distribution made in the second distribution calendar year shall be treated as if it had been made in the immediately preceding distribution calendar year.

                                  ARTICLE VIII
                                  LOAN PROGRAM


Section 8.1 General Provisions

An Employer may, at its option, make available the loan program described herein for any Member (and, if applicable under Section 8.8 of this Article, any Beneficiary), subject to applicable law. The Employer shall so designate its adoption of the loan program and the terms and provisions of its operation in the Adoption Agreement. There shall be a reasonable origination fee and/or an annual administration fee assessed to the Member's Account for each loan made to a Member or Beneficiary. In the event that the Employer has elected to provide an annuity option under Article VII or amounts are transferred to the Plan from a retirement plan subject to Section 401(a)(11) of the Code, no loans may be made from a married Member's Account without the written consent of such Member's Spouse (in accordance with the spousal consent rules set forth under Section 7.3). In the event the Employer elects to permit loans to be made from rollover contributions and earnings thereon, as designated in the Adoption Agreement, loans shall be available from the Accounts of any Employees of the Employer who have not yet become Members. Only one loan may be made to a Member in the Plan Year, except that if an Employer provides in the Adoption Agreement to make loans available from Employee rollover contributions and the earnings thereon, a Member will be permitted to request a second loan in the Plan Year to the extent of Employee rollover contributions and earnings thereon subject to any other limitations provided under this Article.

The Employer may elect, in the Adoption Agreement, to make the loan program available only in the event of hardship or financial necessity. Hardship or financial necessity is defined as a significant health expense or a loss of income due to illness or disability incurred by a Member, or the death of a Member or an immediate family member of a Member. Hardship or financial necessary also includes the purchase of a Member's principal place of residence as well as paying for a college education (including graduate studies) for either a Member or a Member's dependents.

Section 8.2 Loan Application

Subject to the restrictions described in the paragraph immediately following, a Member in Employment may borrow from his Account in each of the available Investment Funds by filing a loan application with the TPA. Such application (hereinafter referred to as a "completed application") shall (i) specify the terms pursuant to which the loan is requested to be made and (ii) provide such information and documentation as the TPA shall require, including a note, duly executed by the Member, granting a security interest of an amount not greater than 50% of his vested Account, to secure the loan. With respect to such Member, the completed application shall authorize the repayment of the loan through payroll deductions. Such loan will become effective upon the Valuation Date coinciding with or next following the date on which his completed application and other required documents were submitted, subject to the same conditions with respect to the amount to be transferred under this Section which are specified in the Plan procedures for determining the amount of payments made under Article VII of the Plan.

The Employer shall establish standards in accordance with the Code and ERISA which shall be uniformly applicable to all Members eligible to borrow from their interests in the Trust Fund similarly situated and shall govern the TPA's approval or disapproval of completed applications. The terms for each loan shall be set solely in accordance with such standards.

The TPA shall, in accordance with the established standards, review and approve or disapprove a completed application as soon as practicable after its receipt thereof, and shall promptly notify the applying Member of such approval or disapproval. Notwithstanding the foregoing, the TPA may defer its review of a completed application, or defer payment of the proceeds of an approved loan, if the proceeds of the loan would otherwise be paid during the period commencing on December 1 and ending on the following January 31.

Subject to the preceding paragraph and Section 8.6, upon approval of a completed application, the TPA shall cause payment of the loan to be made from the available Investment Fund(s) in the same proportion that the designated portion of the Member's Account is invested at the time of the loan, and the relevant portion of the Member's interest in such Investment Fund(s) shall be cancelled and shall be transferred in cash to the Member. The TPA shall maintain sufficient records regarding such amounts to permit an accurate crediting of repayments of the loan.

Notwithstanding any provision of this Article VIII to the contrary, if an Employer has elected in the Adoption Agreement to condition loans based upon a Member's demonstrated hardship or financial necessity, the Plan Administrator, in a uniform and nondiscriminatory manner, shall determine whether a Member has incurred a hardship or financial necessity following the Member filing a loan application with the TPA.

Section 8.3  Permitted Loan Amount

The amount of each loan may not be less than $1,000 nor more than the maximum amount as described below. The maximum amount available for loan under the Plan (when added to the outstanding balance of all other loans from the Plan to the borrowing Member) shall not exceed the lesser of: (a) $50,000 reduced by the excess (if any) of (i) the highest outstanding loan balance attributable to the Account of the Member requesting the loan from the Plan during the one-year period ending on the day preceding the date of the loan, over (ii) the outstanding balance of all other loans from the Plan to the Member on the date of the loan, or (b) 50% of the value of the Member's vested portion of his Account as of the Valuation Date on or next following the date on which the TPA receives the completed application for the loan and all other required documents. In determining the maximum amount that a Member may borrow, all vested assets of his Account will be taken into consideration, provided that, where the Employer has not elected to make a Member's entire Account available for loans, in no event shall the amount of the loan exceed the value of such vested portion of the Member's Account from which loans are permissible.

Section 8.4  Source of Funds for Loan

The amount of the loan will be deducted from the Member's Account in the available Investment Funds in accordance with Section 8.2 of this Article and the Plan procedures for determining the amount of payments made under Article
VII. Loans shall be deemed to come (to the extent the Employer permits Members to take loans from one or more of the portions of their Accounts, as designated in the Adoption Agreement):

o First from the vested Employer profit sharing contributions plus earnings thereon.

o Next from the Employer qualified nonelective contributions plus earnings thereon.

o    Next from the Member's 401(k) deferrals plus earnings thereon.

o Next from the Member's safe harbor CODA contributions plus earnings thereon.

o    Next from the vested Employer basic contributions plus earnings thereon.

o Next from the vested Employer supplemental contributions plus earnings thereon.

o    Next from the vested Employer matching contributions plus earnings thereon.

o    Next from the Member's rollover contributions plus earnings thereon.

o Next from the Member's after-tax contributions made after December 31,1986 plus earnings on all of the Member's after-tax contributions.

o    Next  from the  Member's  after-tax  contributions  made  prior to  January
     1,1987.


Section 8.5  Conditions of Loan

Each loan to a Member under the Plan shall be repaid in level monthly amounts through regular payroll deductions after the effective date of the loan, and continuing thereafter with each payroll. Except as otherwise required by the Code and the IRS Regulations, each loan shall have a repayment period of not less than 12 months and not in excess of 60 months, unless the purpose of the loan is for the purchase of a primary residence, in which case the loan may be for not more than 180 months. After the first 3 monthly payments of the loan have been satisfied, the Member may pay the outstanding loan balance (including accrued interest from the due date).

The rate of interest for the term of the loan will be established as of the loan date, and will be the Barron's Prime Rate (base rate) plus 1% as published on the last Saturday of the preceding month, or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. The applicable rate would then be in effect through the last business day of the month.

Repayment of all loans under the Plan shall be secured by 50% of the Member's vested interest in his Account, determined as of the origination of such loan.

Section 8.6  Crediting of Repayment

Upon lending any amount to a Member, the TPA shall establish and maintain a loan receivable account with respect to, and for the term of, the loan. The allocations described in this Section shall be made from the loan receivable account. Upon receipt of each monthly installment payment and the crediting thereof to the Member's loan receivable account, there shall be allocated to the Member's Account in the available Investment Funds, in accordance with his most recent investment instructions, the principal portion of the installment payment plus that portion of the interest equal to the rate determined in Section 8.5 of this Article. The unpaid balance owed by a Member on a loan under the Plan shall not reduce the amount credited to his Account. However, from the time of payment of the proceeds of the loan to the Member, such Account shall be deemed invested, to the extent of such unpaid balance, in such loan until the complete repayment thereof or distribution from such Account. Any loan repayment shall first be deemed allocable to the portions of the Member's Account on the basis of a reverse ordering of the manner in which the loan was originally distributed to the Member.

Section 8.7  Cessation of Payments on Loan

If a Member, while employed, fails to make a monthly installment payment when due, as specified in the completed application, subject to applicable law, he will be deemed to have received a distribution of the outstanding balance of the loan. If such default occurs after the first 3 monthly payments of the loan have been satisfied, the Member may pay the outstanding balance, including accrued interest from the due date, by the last day of the calendar quarter following the calendar quarter which contains the due date of the last monthly installment payment, in which case no such distribution will be deemed to have occurred. Subject to applicable law, notwithstanding the foregoing, a Member that borrows any of his 401(k) deferrals and any of the earnings attributable thereto may not cease to make monthly installment payments while employed and receiving a Salary from the Employer.

Except as provided below, upon a Member's termination of Employment, death or Disability, or the Employer's termination of the Plan, no further monthly installment payments may be made. Unless the outstanding balance, including accrued interest from the due date, is paid by the last day of the calendar quarter following the calendar quarter, which contains the date of such occurrence, the Member will be deemed to have received a distribution of the outstanding balance of the loan including accrued interest from the due date.

Section 8.8  Loans to Former Members

Notwithstanding any other provisions of this Article VIII, a member who terminates Employment for any reason shall be permitted to continue making scheduled repayments with respect to any loan balance outstanding at the time he becomes a terminated Member. In addition, a terminated Member or Beneficiary may elect to initiate a new loan from his Account, subject to the conditions otherwise described in this Article VIII. If any terminated Member who continues to make repayments or any terminated Member or Beneficiary who borrows from his Account pursuant to this Section 8.8 fails to make a scheduled monthly installment payment by the last day of the calendar quarter following the calendar quarter which contains the scheduled payment date, he will be deemed to have received a distribution of the outstanding balance of the loan.

                                   ARTICLE IX
            ADMINISTRATION OF PLAN AND ALLOCATION OF RESPONSIBILITIES


Section 9.1  Fiduciaries

The following persons are Fiduciaries under the Plan.

a)   The Trustee,

b)   The Employer,

c) The Plan Administrator or committee, appointed by the Employer pursuant to this Article IX of the Plan and designated as the "Named Fiduciary" of the Plan and the Plan Administrator, and

d)   Any  Investment  Manager  appointed  by the Employer as provided in Section
     9.4.

Each of said Fiduciaries shall be bonded to the extent required by ERISA.

The TPA is not intended to have the authority or responsibilities which would cause it to be considered a Fiduciary with respect to the Plan unless the TPA otherwise agrees to accept such authority or responsibilities in a service agreement or otherwise in writing.

Section 9.2  Allocation of Responsibilities Among the Fiduciaries

a)   The Trustee

     The Employer shall enter into one or more Trust Agreements with a Trustee or Trustees selected by the Employer. The Trust established under any such agreement shall be a part of the Plan and shall provide that all funds received by the Trustee as contributions under the Plan and the income therefrom (other than such part as is necessary to pay the expenses and charges referred to in Paragraph (b) of this Section) shall be held in the Trust Fund for the exclusive benefit of the Members or their Beneficiaries, and managed, invested and reinvested and distributed by the Trustee in accordance with the Plan. Sums received for investment may be invested (i) wholly or partly through the medium of any common, collective or commingled trust fund maintained by a bank or other financial institution and which is qualified under Sections 401(a) and 501(a) of the Code and constitutes a part of the Plan; (ii) wholly or partly through the medium of a group annuity or other type of contract issued by an insurance company and constituting a part of the Plan, and utilizing, under any such contract, general, commingled or individual investment accounts; or (iii) wholly or partly in securities issued by an investment company registered under the Investment Company Act of 1940. Subject to the provisions of Article XI, the Employer may from time to time and without the consent of any Member or Beneficiary (a) amend the Trust Agreement or any such insurance contract in such manner as the Employer may deem necessary or desirable to carry out the Plan, (b) remove the Trustee and designate a successor Trustee upon such removal or upon the resignation of the Trustee, and (c) provide for an alternate funding agency under the Plan. The Trustee shall make payments under the Plan only to the extent, in the amounts, in the manner, at the time, and to the persons as shall from time to time be set forth and designated in written authorizations from the Plan Administrator or TPA.

     The Trustee shall from time to time charge against and pay out of the Trust Fund taxes of any and all kinds whatsoever which are levied or assessed upon or become payable in respect of such Fund, the income or any property forming a part thereof, or any security transaction pertaining thereto. To the extent not paid by the Employer, the Trustee shall also charge against and pay out of the Trust Fund other expenses incurred by the Trustee in the performance of its duties under the Trust, the expenses incurred by the TPA in the performance of its duties under the Plan (including reasonable compensation for agents and cost of services rendered in respect of the
     Plan), such compensation of the Trustee as may be agreed upon from time to time between the Employer and the Trustee, and all other proper charges and disbursements of the Trustee, the Employer, or the Plan Administrator.

b)   The Employer

     The Employer shall be responsible for all functions assigned or reserved to it under the Plan and any related Trust Agreement. Any authority so assigned or reserved to the Employer, other than responsibilities assigned to the Plan Administrator, shall be exercised by resolution of the Employer's Board of Directors and shall become effective with respect to the Trustee upon written notice to the Trustee signed by the duly authorized officer of the Board advising the Trustee of such exercise. By way of illustration and not by limitation, the Employer shall have authority and responsibility:

     (1)  to amend the Plan;

     (2) to merge and consolidate the Plan with all or part of the assets or liabilities of any other plan;

     (3) to appoint, remove and replace the Trustee and the Plan Administrator and to monitor their performances;

     (4) to appoint, remove and replace one or more Investment Managers, or to refrain from such appointments, and to monitor their performances;

     (5) to communicate such information to the Plan Administrator, TPA, Trustee and Investment Managers as they may need for the proper performance of their duties; and

     (6)  to perform such additional duties as are imposed by law.

     Whenever, under the terms of this Plan, the Employer is permitted or required to do or perform any act, it shall be done and performed by an officer thereunto duly authorized by its Board of Directors.

c)   The Plan Administrator

     The Plan Administrator shall have responsibility and discretionary authority to control the operation and administration of the Plan in accordance with the provisions of Article IX of the Plan, including, without limiting, the generality of the foregoing:

     (1) the determination of eligibility for benefits and the amount and certification thereof to the Trustee;

     (2)  the hiring of persons to provide necessary services to the Plan;

     (3) the issuance of directions to the Trustee to pay any fees, taxes, charges or other costs incidental to the operation and management of the Plan;

     (4) the preparation and filing of all reports required to be filed with respect to the Plan with any governmental agency; and

     (5) the compliance with all disclosure requirements imposed by state or federal law.

d)   The Investment Manager

     Any Investment Manager appointed pursuant to Section 9.4 shall have sole responsibility for the investment of the portion of the assets of the Trust Fund to be managed and controlled by such Investment Manager. An Investment Manager may place orders for the purchase and sale of securities directly with brokers and dealers.

Section 9.3 No Joint Fiduciary Responsibilities

This Article IX is intended to allocate to each Fiduciary the individual responsibility for the prudent execution of the functions assigned to him, and none of such responsibilities or any other responsibilities shall be shared by two or more of such Fiduciaries unless such sharing is provided by a specific provision of the Plan or any related Trust Agreement. Whenever one Fiduciary is required to follow the directions of another Fiduciary, the two Fiduciaries shall not be deemed to have been assigned a shared responsibility, but the responsibility of the Fiduciary giving the directions shall be deemed his sole responsibility, and the responsibility of the Fiduciary receiving those directions shall be to follow them insofar as such instructions are on their face proper under applicable law. To the extent that fiduciary responsibilities are allocated to an Investment Manager, such responsibilities are so allocated solely to such Investment Manager alone, to be exercised by such Investment Manager alone and not in conjunction with any other Fiduciary, and the Trustee shall be under no obligation to manage any asset of the Trust Fund which is subject to the management of such Investment Manager.

Section 9.4  Investment Manager

The Employer may appoint a qualified Investment Manager or Managers to manage any portion or all of the assets of the Trust Fund. For the purpose of this Plan and the related Trust, a "qualified Investment Manager" means an individual, firm or corporation who has been so appointed by the Employer to serve as Investment Manager hereunder, and who is and has acknowledged in writing that he is (a) a Fiduciary with respect to the Plan, (b) bonded as required by ERISA, and (c) either (i) registered as an investment advisor under the Investment Advisors Act of 1940, (ii) a bank as defined in said Act, or (iii) an insurance company qualified to perform investment management services under the laws of more than one state of the United States.

Any such appointment shall be by a vote of the Board of Directors of the Employer naming the Investment Manager so appointed and designating the portion of the assets of the Trust Fund to be managed and controlled by such Investment Manager. Said vote shall be evidenced by a certificate in writing signed by the duly authorized officer of the Board and shall become effective on the date specified in such certificate but not before delivery to the Trustee of a copy of such certificate, together with a written acknowledgment by such Investment Manager of the facts specified in the second sentence of this Section.

Section 9.5 Advisor to Fiduciary

A Fiduciary may employ one or more persons to render advice concerning any responsibility such Fiduciary has under the Plan and related Trust Agreement.

Section 9.6  Service in Multiple Capacities

Any person or group of  persons  may serve in more than one  fiduciary  capacity
with  respect  to  the  Plan,   specifically  including  service  both  as  Plan
Administrator and as a Trustee of the Trust; provided, however, that no person may serve in a fiduciary capacity who is precluded from so serving pursuant to
Section 411 of ERISA.

Section 9.7 Appointment of Plan Administrator

The Employer shall designate the Plan Administrator in the Adoption Agreement. The Plan Administrator may be an individual, a committee of two or more individuals, whether or not, in either such case, the individual or any of such individuals are Employees of the Employer, a consulting firm or other independent agent, the Trustee (with its consent), the Board of the Employer, or the Employer itself. Except as the Employer shall otherwise expressly determine, the Plan Administrator shall be charged with the full power and responsibility for administering the Plan in all its details. If no Plan Administrator has been appointed by the Employer, or if the person designated as Plan Administrator is not serving as such for any reason, the Employer shall be deemed to be the Plan Administrator. The Plan Administrator may be removed by the Employer or may resign by giving written notice to the Employer, and, in the event of the removal, resignation, death or other termination of service of the Plan Administrator, the Employer shall, as soon as is practicable, appoint a successor Plan Administrator, such successor thereafter to have all of the rights, privileges, duties and obligations of the predecessor Plan Administrator.

Section 9.8  Powers of the Plan Administrator

The Plan Administrator is hereby vested with all powers and authority necessary in order to carry out its duties and responsibilities in connection with the administration of the Plan as herein provided, and is authorized to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan and the Trust Agreement. The Plan Administrator may from time to time appoint agents to perform such functions involved in the administration of the Plan as it may deem advisable. The Plan Administrator shall have the discretionary authority to determine any questions arising in the administration, interpretation and application of the Plan, including any questions submitted by the Trustee on a matter necessary for it to properly discharge its duties; and the decision of the Plan Administrator shall be conclusive and binding on all persons.

Section 9.9  Duties of the Plan Administrator

The Plan Administrator shall keep on file a copy of the Plan and the Trust Agreement(s), including any subsequent amendments, and all annual reports of the Trustee(s), and such annual reports or registration statements as may be required by the laws of the United States, or other jurisdiction, for examination by Members in the Plan during reasonable business hours. Upon request by any Member, the Plan Administrator shall furnish him with a statement of his interest in the Plan as determined by the Plan Administrator as of the close of the preceding Plan Year.

Section 9.10  Action by the Plan Administrator

In the event that there shall at any time be two or more persons who constitute the Plan Administrator, such persons shall act by concurrence of a majority thereof.

Section 9.11 Discretionary Action

Wherever, under the provisions of this Plan, the Plan Administrator is given any discretionary power or powers, such power or powers shall not be exercised in such manner as to cause any discrimination prohibited by the Code in favor of or against any Member, Employee or class of Employees. Any discretionary action taken by the Plan Administrator hereunder shall be consistent with any prior discretionary action taken by it under similar circumstances and to this end the Plan Administrator shall keep a record of all discretionary action taken by it under any provision hereof.

Section 9.12 Compensation and Expenses of Plan Administrator

Employees of the Employer shall serve without compensation for services as Plan Administrator, but all expenses of the Plan Administrator shall be paid by the Employer or in accordance with Section 9.2. Such expenses shall include any expenses incidental to the functioning of the Plan, including, but not limited to, attorney's fees, accounting and clerical charges, and other costs of administering the Plan. Non-Employee Plan Administrators shall receive such compensation as the Employer shall determine.

Section 9.13 Reliance on Others

The Plan Administrator and the Employer shall be entitled to rely upon all valuations, certificates and reports furnished by the Trustee(s), upon all certificates and reports made by an accountant or actuary selected by the Plan Administrator and approved by the Employer and upon all opinions given by any legal counsel selected by the Plan Administrator and approved by the Employer, and the Plan Administrator and the Employer shall be fully protected in respect of any action taken or suffered by them in good faith in reliance upon such Trustee(s), accountant, actuary or counsel and all action so taken or suffered shall be conclusive upon each of them and upon all Members, retired Members, and Former Members and their Beneficiaries, and all other persons.

Section 9.14  Self Interest

No person who is the Plan Administrator shall have any right to decide upon any matter relating solely to himself or to any of his rights or benefits under the Plan. Any such decision shall be made by another Plan Administrator or the Employer.

Section 9.15 Personal Liability - Indemnification

The Plan Administrator shall not be personally liable by virtue of any instrument executed by him or on his behalf. Neither the Plan Administrator, the Employer, nor any of its officers or directors shall be personally liable for any action or inaction with respect to any duty or responsibility imposed upon such person by the terms of the Plan unless such action or inaction is judicially determined to be a breach of that person's fiduciary responsibility with respect to the Plan under any applicable law. The limitation contained in the preceding sentence shall not, however, prevent or preclude a compromise settlement of any controversy involving the Plan, the Plan Administrator, the Employer, or any of its officers and directors. The Employer may advance money in connection with questions of liability prior to any final determination of a question of liability. Any settlement made under this Article IX shall not be determinative of any breach of fiduciary duty hereunder.

The Employer will indemnify every person who is or was a Plan Administrator, officer or member of the Board or a person who provides services without compensation to the Plan for any liability (including reasonable costs of defense and settlement) arising by reason of any act or omission affecting the Plan or affecting the Member or Beneficiaries thereof, including, without limitation, any damages, civil penalty or excise tax imposed pursuant to ERISA; provided (1) that the act or omission shall have occurred in the course of the person's service as Plan Administrator, officer of the Employer or member of the Board or was within the scope of the Employment of any Employee of the Employer or in connection with a service provided without compensation to the Plan, (2) that the act or omission be in good faith as determined by the Employer, whose determination, made in good faith and not arbitrarily or capriciously, shall be conclusive, and (3) that the Employer's obligation hereunder shall be offset to the extent of any otherwise applicable insurance coverage, under a policy maintained by the Employer, or any other person, or other source of indemnification.

Section 9.16 Insurance

The Plan Administrator shall have the right to purchase such insurance as it deems necessary to protect the Plan and the Trustee from loss due to any breach of fiduciary responsibility by any person. Any premiums due on such insurance may be paid from Plan assets provided that, if such premiums are so paid, such policy of insurance must permit recourse by the insurer against the person who breaches his fiduciary responsibility. Nothing in this Article IX shall prevent the Plan Administrator or the Employer, at its, or his, own expense, from providing insurance to any person to cover potential liability of that person as a result of a breach of fiduciary responsibility, nor shall any provisions of the Plan preclude the Employer from purchasing from any insurance company the right of recourse under any policy by such insurance company.

Section 9.17 Claims Procedures

Claims for benefits under the Plan shall be filed with the Plan Administrator on forms supplied by the Employer. Written notice of the disposition of a claim shall be furnished to the claimant within 90 days after the application thereof is filed unless special circumstances require an extension of time for processing the claim. If such an extension of time is required, written notice of the extension shall be furnished to the claimant prior to the termination of said 90-day period, and such notice shall indicate the special circumstances which make the postponement appropriate.

Section 9.18 Claims Review Procedures

In the event a claim is denied, the reasons for the denial shall be specifically set forth in the notice described in this Section 9.18 in language calculated to be understood by the claimant. Pertinent provisions of the Plan shall be cited, and, where appropriate, an explanation as to how the claimant can request further consideration and review of the claim will be provided. In addition, the claimant shall be furnished with an explanation of the Plan's claims review procedures. Any Employee, former Employee, or Beneficiary of either, who has been denied a benefit by a decision of the Plan Administrator pursuant to
Section 9.17 shall be entitled to request the Plan Administrator to give further consideration to his claim by filing with the Plan Administrator (on a form which may be obtained from the Plan Administrator) a request for a hearing. Such request, together with a written statement of the reasons why the claimant believes his claim should be allowed, shall be filed with the Plan Administrator no later than 60 days after receipt of the written notification provided for in Section 9.17. The Plan Administrator shall then conduct a hearing within the next 60 days, at which the claimant may be represented by an attorney or any other representative of his choosing and at which the claimant shall have an opportunity to submit written and oral evidence and arguments in support of his claim. At the hearing (or prior thereto upon 5 business days' written notice to the Plan Administrator), the claimant or his representative shall have an opportunity to review all documents in the possession of the Plan Administrator which are pertinent to the claim at issue and its disallowance. A final disposition of the claim shall be made by the Plan Administrator within 60 days of receipt of the appeal unless there has been an extension of 60 days and shall be communicated in writing to the claimant. Such communication shall be written in a manner calculated to be understood by the claimant and shall include specific reasons for the disposition and specific references to the pertinent Plan provisions on which the disposition is based. For all purposes under the Plan, such decision on claims (where no review is requested) and decision on review (where review is requested) shall be final, binding and conclusive on all interested persons as to participation and benefits eligibility, the amount of benefits and as to any other matter of fact or interpretation relating to the Plan.

                                    ARTICLE X
                            MISCELLANEOUS PROVISIONS


Section 10.1  General Limitations

(A) In order that the Plan be maintained as a qualified plan and trust under the Code, contributions in respect of a Member shall be subject to the limitations set forth in this Section, notwithstanding any other provision of the Plan. The contributions in respect of a Member to which this Section is applicable are his own contributions and/or deferrals and the Employer's contributions.

     For purposes of this Section 10.1, a Member's contributions shall be determined without regard to any rollover contributions as provided in
     Section 402(a)(5) of the Code.

(B)  Limitations on Allocations

     (1) If the Member does not participate in, and has never participated in another qualified plan maintained by the Employer or a welfare benefit fund, as defined in Plan 419(e) of the Code maintained by the Employer" or an individual medical account, as defined in Plan 415(1)(2) of the Code, maintained by the employer, or a simplified employee pension, as defined in Plan 408(k) of the Code, maintained by the Employer, which provides an annual addition as defined in paragraph 13, the amount of annual additions which may be credited to the Member's account for any limitation year will not exceed the lesser of the maximum permissible amount or any other limitation contained in this Plan. If the Employer contribution that would otherwise be contributed or allocated to the Member's account would cause the annual additions for the limitation year to exceed the maximum permissible amount, the amount contributed or allocated will be reduced so that the annual additions for the limitation year will equal the maximum permissible amount.

     (2) Prior to determining the Member's actual compensation for the limitation year, the Employer may determine the maximum permissible amount for a Member on the basis of a reasonable estimation of the Member's compensation for the limitation year, uniformly determined for all Members similarly situated.

     (3) As soon as is administratively feasible after the end of the limitation year, the maximum permissible amount for the limitation year will be determined on the basis of the Member's actual compensation for the limitation year.

     (4) If pursuant to paragraph 3 above or as a result of the allocation of forfeitures, there is an excess amount, the excess will be disposed of as follows:

          (a)  Any  nondeductible   voluntary   employee   contributions   (plus
               attributable earnings), to the extent they would reduce the excess amount, will be returned to the Member;

          (b) If after the application of paragraph (a) an excess amount still exists, any elective deferrals (plus attributable earnings), to the extent they would reduce the excess amount will be distributed to the Member;

          (c) If after the application of paragraph (b) an excess amount still exists, and the Member is covered by the plan at the end of the limitation year, the excess amount In the Member's account will be used to reduce employer contributions including any allocation of forfeitures) for such Member In the next limitation year, and each succeeding limitation year if necessary.

          (d) If after the application of paragraph (b) an excess amount still exists, and the Member is not covered by the Plan at the end of a limitation year, the excess amount will be held unallocated in a suspense account. The suspense account will be applied to reduce future employer contributions for all remaining Members in the next limitation year, and each succeeding limitation year if necessary.

          (e) If a suspense account is in existence at any time during a limitation year pursuant to this paragraph 4, it will not participate in the allocation of investment gains arid losses. If a suspense account is in existence at any time during a particular limitation year, all amounts in the suspense account must be allocated and reallocated to Members' accounts before any employer or any employee contributions may be made to the Plan for that limitation year. Excess amounts may not be distributed to Members or former Members.

     (5) This paragraph applies if, in addition to this Plan, the Member is covered under another qualified master or prototype defined contribution plan maintained by the Employer, a welfare benefit fund maintained by the Employer, an individual medical account maintained by the Employer, or a simplified employee pension maintained by the Employer, that provides an annual addition as defined in paragraph 13, during any limitation year. The annual additions which may be credited to a Member's account under this plan for any such limitation year will not exceed the maximum permissible amount reduced by the annual additions credited to a Member's account under the other qualified master and prototype defined contribution plans, welfare benefit funds, individual medical accounts, and simplified employee pensions for the same limitation year. If the annual additions with respect to the Member under other qualified master and prototype defined contribution plans, welfare benefit funds, individual medical accounts, and simplified employee pensions maintained by the Employer are less than the maximum permissible amount and the employer contribution that would otherwise be contributed or allocated to the Member's account under this Plan would cause the annual additions for the limitation year to exceed this limitation, the amount contributed or allocated will be reduced so that the annual additions under all such plans and funds for the limitation year will equal the maximum permissible amount. If the annual additions with respect to the Member under such other qualified master and prototype defined contribution plans, welfare benefit funds, individual medical accounts, and simplified employee pensions in the aggregate are equal to or greater than the maximum permissible amount, no amount will be contributed or allocated to the Member's account under this Plan for the limitation year.

     (6)  Prior  to  determining  the  Member's  actual   compensation  for  the
          limitation year, the Employer may determine the maximum permissible amount for a Member in the manner described in paragraph 2.

     (7) As soon as is administratively feasible after the end of the limitation year, the maximum permissible amount for the .limitation year will be determined on the basis of the Member's actual compensation for the limitation year.

     (8) If, pursuant to paragraph 7 or as a result of the allocation of forfeitures, a Member's annual additions under the Plan and such other plans would result in an excess amount for a limitation year, the excess amount will be deemed to consist of the annual additions last allocated, except that annual additions attributable to a simplified employee pension will be deemed to have been allocated first, followed by annua1additions to a welfare benefit fund or individual medical account, regardless of the actual allocation date.

     (9) If an excess amount was allocated to a Member on allocation date of this Plan which coincides with an allocation date of another plan, the excess amount attributed to this Plan will be the product of:

     (a)  the total excess amount allocated as of such date, times

     (b) the ratio of (i) the annual additions allocated to the Member for the .limitation year as of such date under this Plan to (ii) the total annual additions allocated to the Member for the limitation year as of such date under this and all the other qualified master or prototype defined contribution plans.

(10) Any excess amount attributed to this Plan will be disposed in the manner described in. paragraph 4.

(11) If the Member is covered under another qualified defined contribution plan maintained by the employer which is not a master or prototype plan, annual additions which may be credited to the Member's account under this Plan for any limitation year will be limited in accordance with paragraphs 5 through 10 as though the other plan were a master or prototype plan.

(12) If the employer maintains, or at any time maintained, a qualified defined benefit plan covering any Member in this Plan, the sum of the Member's defined benefit plan fraction and defined contribution plan fraction will not exceed 1.0 in any limitation year. The annual additions which may be credited to the Member's account under this Plan for any limitation year will be limited in accordance with the adoption agreement. This paragraph 12 does not apply for limitation years beginning on or after January 1, 2000.

(13) Definitions - Annual additions: The sum of the following amounts credited to a Member's account for the limitation year:

     (a)  employer contributions;

     (b)  employee contributions;

     (c)  forfeitures;

     (d) amounts allocated, after March 31, 1984, to an individual medical account, as defined in Plan 415(1)(2) of the Code, which is part of a pension or annuity plan maintained by the employer are treated as annual additions to a defined contribution plan. Also amounts derived from contributions paid or accrued after December 31, 1985, in taxable years ending after such date, which are attributable to post-retirement medical benefits, allocated to the separate account of a key employee, as defined in Plan 419A(d)(3) of the Code, under a welfare benefit fund, as defined in Plan 419(e) of the Code, maintained by the employer are treated as annual additions to a defined contribution plan; and

     (e) allocations under a simplif!ed employee pension. For this purpose, any excess amount applied under paragraphs 4 or 10 in the limitation year to reduce employer contributions will be considered annual additions for such limitation year.

          Compensation will mean compensation a~ required to be reported under Plans 0041, 60S 1, and 6052 of the Code. (Wage, tips and other compensation as reported on Form W-2). Compensation is Defined as wages within the meaning of Plan 3401(a) and all other payments of compensation to an employee by the employer (in the course of the employer's trade or business) for which the employer is required to furnish the employee a written statement under Plans 6041(d), 6051(a)(3), and 6052. Compensation must be determined without regard to any rules under Plan 3401(a) that limit the remuneration included in wages based on the nature or location of the employment or the services performed (such as the exception for agricultural labor Plan 3401(a)(2)).

          For any self-employed individual, compensation will mean earned income. For limitation years beginning after December 31, 1991, for purposes of applying the limitations of this article, compensation for a limitation year is the compensation actually paid or made available in gross income during such limitation year. Notwithstanding the preceding sentence, compensation for a Member in a defined contribution plan who is permanently and totally disabled (as defined in Section 22(e)(3) of the Internal Revenue Code) is the compensation such Member would have received for the limitation year if the Member had been paid at the rate of compensation paid immediately before becoming permanently and totally disabled; for limitation years beginning before January 1, 1997, such imputed compensation for the disabled Member may be taken into account only if the Member is not a Highly Compensated Employee and contributions made on behalf of such Member are nonforfeitable when made. For limitation years beginning after December 31, 1997, for purposes of applying the limitations of this article, compensation paid or made available during such limitation year shall include any elective deferral (as defined in Code Plan 402(g)(3)), and any amount which is contributed or deferred by the employer at the election of the employee and which is not includable in the gross income of the employee by reason of Plan 125 or 457.

(14) Defined benefit fraction: A fraction, the numerator of which is the sum of the Member's projected annual benefits under all the defined benefit plans (whether or not terminated) maintained by the employer, and the denomination of which is the lesser of 125 percent of the dollarr limitation determined for the limitation year under Plans 415(b) and (d) of the Code or 140 percent of the highest average compensation, including any adjustments under Plan 415(b} of the Code. Notwithstanding the above, if the Member was a Member as of the first day of the first limitation year beginning after December 31, 1 986; in one or more defined benefit plans maintained by the employer which were inexistence on May 6, 1986, the denominator of this fraction will not be less than 125 percent of the sum of the annual benefits under such plans which the Member had accrued as of the close of the last limitation year beginning before January 1, 1987, disregarding any changes in the terms and conditions of the Plan after May 6, 1986. The preceding sentence applies only if the defined benefit plans individually and in the aggregate satisfied the requirements of Plan 416 for all limitation years beginning before January 1, 1987.

(15) Defined contribution dollar limitation: $30,000, as adjusted under Plan 415(d).

(16) Defined contribution fraction: A fraction, the numerator of which is the sum of the annual additions to the Member's account under all the defined contribution plans (whether or not terminated) maintained by the employer for the current and all prior limitation years (including the annual additions attributable to the Member's nondeductible employee contributions to all defined benefit plans, whether or not terminated, maintained by the employer, and the annual additions attributable to all welfare benefit funds, individual medical accounts, and simplified employee pensions, maintained by the employer), and the denominator of which is the sum of the maximum aggregate amounts for the current and all prior limitation years of service with the employer (regardless of whether a defined contribution plan was maintained by the employer). The maximum aggregate amount in any limitation year is the lesser of 125 percent of the dollar limitation determined under Plans 415(b) and (d) of the Code in effect under Plan 415(c)(I)(A) of the Code or 35 percent of the Member's compensation for such year. If the employee was a Member as of the end of the first day of the first limitation year beginning after December 31, 1986, in one or more defined contribution plans maintained by the employer which were in existence on May 6, 1986, the numerator of this fraction will be adjusted if the sum of this fraction and the defined benefit fraction would otherwise exceed 1.0 under the terms of this Plan. Under the adjustment, an amount equal to the product of (1) the excess of the sum of the fractions over 1.0 times (2) the denominator of this fraction, will be permanently subtracted from the numerator of this fraction. The adjustment is calculated using the fractions as they would be computed as of the end of the last limitation year beginning before January 1, 1987, and disregarding any changes in the terms and conditions of the Plan made after May 5, 1986, but using the Plan 415 limitation applicable to the first limitation year beginning on or after January 1, 1987. The annual addition for any limitation year beginning before January 1, 1987, shall not be recomputed to treat all employee contributions as annual additions.

(17) For purposes of this Section, Employer shall mean the employer that adopts this Plan, and all members of a controlled group of corporations (as defined in Plan 414(b) of the Code as modified by Plan 415(h)), all commonly controlled trades or businesses (as defined in Plan 414(c) as modified by Plan 415(h)) or affiliated service groups (as defined in Plan 414(m)) of which the adopting employer is a part, and any other entity required to be aggregated with the employer pursuant to regulations under Plan 414(0) of the Code.

(18) Excess amount: The excess of the Member's annual additions for the limitation year over the maximum permissible amount.

(19) Highest average compensation: The average compensation for the three consecutive years of service with the employer that produces the highest average.

(20) Limitation year: The limitation year as specified by the Employer in the Adoption Agreement. All qualified plans maintained by the employer must use the same limitation year. If the limitation year is amended to a different 12-consecutive month period, the new limitation year must begin on a date within the limitation year in which the amendment is made.

(21) Master or prototype plan: A plan the form of which is the subject of a favorable opinion letter from the Internal Revenue Service.

(22) Maximum permissible amount: The maximum annual addition that may be contributed or allocated to a Member's account under the Plan for any limitation year shall not exceed the lesser of:

     (a)  the defined contribution dollar limitation, or

     (b) 25 percent Member's compensation for the limitation year. The compensation limitation referred to in (b) shall not apply (within the meaning of Plan 401(h) or Plan 419A(f)(2) of the Code) which is otherwise treated as an annual addition under Plan 415(l)(1) or 419A(d)(2) of the Code. If a short limitation year is created because of an amendment changing the limitation year to a different 12-consecutive month period, the maximum permissible amount will not exceed the defined contribution dollar limitation multiplied by the following fraction:

                  Number of Months in the Short Limitation Year
                                       12

(23) Projected Annual Benefit: The annual retirement benefit (adjusted to an actuarially equivalent straight life annuity if such benefit is expressed in a form other than a straight life annuity or qualified joint and survivor annuity) to which the Member would be entitled under the terms of the Plan assuming:

     (a) the Member will continue employment until normal retirement age under the Plan (or current age, if later), and

     (b) the Member's compensation for the current limitation year and all other relevant factors used to determine benefits under the Plan will remain constant for all future limitation years.

     (c) Membership in the Plan shall not give any Employee the right to be retained in the Employment of the Employer and shall not affect the right of the Employer to discharge any Employee.

     (d) Each Member, Spouse and Beneficiary assumes all risk in connection with any decrease in the market value of the assets of the Trust Fund. Neither the Employer nor the Trustee guarantees that upon withdrawal, the value of a Member's Account will be equal to or greater than the amount of the Member's own deferrals or contributions, or those credited on his behalf in which the Member has a vested interest, under the Plan.

     (e) The establishment, maintenance or crediting of a Member's Account pursuant to the Plan shall not vest in such Member any right, title or interest In the Trust Fund except at the times and upon the terms and conditions and to the extent expressly set forth in the Plan and the Trust Agreement

     (f) The Trust. Fund shall be the sole source of payments under the Plan and the Employer, Plan Administrator and TPA assume no liability or responsibility for such payments, and each Member, Spouse or Beneficiary who shall claim the right to any payment, under the Plan shall be entitled to look only to the Trust Fund for such payment.

Section 10.2  Top Heavy Provisions

The Plan will be considered a Top Heavy Plan for any Plan Year if it is determined to be a Top Heavy Plan as of the last day of the preceding Plan Year. The provisions of this Section 10.2 shall apply and supersede all other provisions in the Plan during each Plan Year with respect to which the Plan is determined to be a Top Heavy Plan.

(A) For purposes of this Section 10.2, the following terms shall have the meanings set forth below:

     (1) "Affiliate" shall mean any entity affiliated with the Employer within the meaning of Section 414(b), 414(c) or 414(m) of the Code, or pursuant to the IRS Regulations under Section 414(o) of the Code, except that for purposes of applying the provisions hereof with respect to the limitation on contributions, Section 415(h) of the Code shall apply.

     (2) "Aggregation Group" shall mean the group composed of each qualified retirement plan of the Employer or an Affiliate in which a Key Employee is a member and each other qualified retirement plan of the Employer or an Affiliate which enables a plan of the Employer or an Affiliate in which a Key Employee is a member to satisfy Sections 401(a)(4) or 410 of the Code. In addition, the TPA, at the direction of the Plan Administrator, may choose to treat any other qualified retirement plan as a member of the Aggregation Group if such Aggregation Group will continue to satisfy Sections 401(a)(4) and 410 of the Code with such plan being taken into account.

     (3) "Key Employee" shall mean a "Key Employee" as defined in Sections 416(i)(1) and (5) of the Code and the IRS Regulations thereunder. For purposes of Section 416 of the Code and for purposes of determining who is a Key Employee, an Employer which is not a corporation may have "officers" only for Plan Years beginning after December 31, 1985. For purposes of determining who is a Key Employee pursuant to this Subparagraph (3), compensation shall have the meaning prescribed in
          Section 414(s) of the Code, or to the extent required by the Code or the IRS Regulations, Section 1.415-2(d) of the IRS Regulations.

     (4)  "Non-Key  Employee"  shall  mean a  "Non-Key  Employee"  as defined in
          Section 416(i)(2) of the Code and the IRS Regulations thereunder.

     (5) "Top Heavy Plan" shall mean a "Top Heavy Plan" as defined in Section 416(g) of the Code and the IRS Regulations thereunder.

     (B) Subject to the provisions of Paragraph (D) below, for each Plan Year that the Plan is a Top Heavy Plan, the Employer's contribution (including contributions attributable to salary reduction or similar arrangements) allocable to each Employee (or to all eligible employees other than Key Employees at the election of the Employer) who has satisfied the eligibility requirement(s) of Article II, Section 2, and who is in service at the end of the Plan Year, shall not be less than the lesser of (i) 3% of such eligible Employee's compensation (as defined in Section 414(s) of the Code or to the extent required by the Code or the IRS Regulations, Section 1.415-2(d) of the Regulations), or (ii) the percentage at which Employer contributions for such Plan Year are made and allocated on behalf of the Key Employee for whom such percentage is the highest. For the purpose of determining the appropriate percentage under clause
          (ii), all defined contribution plans required to be included in an Aggregation Group shall be treated as one plan. Clause (ii) shall not apply if the Plan is required to be included in an Aggregation Group which enables a defined benefit plan also required to be included in said Aggregation Group to satisfy Sections 401(a)(4) or 410 of the Code.

     (C) If the Plan is a Top Heavy Plan for any Plan Year and (i) the Employer has elected a vesting schedule under Article VI for an employer contribution type which does not satisfy the minimum Top Heavy vesting requirements or (ii) if the Employer has not elected a vesting schedule for an employer contribution type, the vested interest of each Member, who is credited with at least one Hour of Employment on or after the Plan becomes a Top Heavy Plan, for each employer contribution type in his Account described in clause (i) or (ii) above, shall not be less than the percentage determined in accordance with the following schedule:


                                    Completed Years of                        Vested
                                        Employment                          Percentage
                                    Less than 2                                   0%
                                    2 but less than 3                            20%
                                    3 but less than 4                            40%
                                    4 but less than 5                            60%
                                    5 but less than 6                            80%
                                    6 or more                                   100%


          Notwithstanding the schedule provided above, if the Plan is a Top Heavy Plan for any Plan Year and if an Employer has elected a cliff vesting schedule for an employer contribution type described in clause
          (i) or (ii) above, the vested interest of each Member, who is credited with at least one Hour of Employment on or after the Plan becomes a Top Heavy Plan, for such employer contribution type in his Account, shall not be less than the percentage determined in accordance with the following schedule:


                                    Completed Years of                       Vested
                                         Employment                        Percentage
                                    Less than 3                                  0%
                                    3 or more                                  100%

          In the event that an Employer elects, in its Adoption Agreement, to use the hour of service method for determining vesting service, Year of Service shall be substituted for Year of Employment for determining vesting under this Article X.

     (D) The TPA shall, to the maximum extent permitted by the Code and in accordance with the IRS Regulations, apply the provisions of this
          Section 10.2 by taking into account the benefits payable and the contributions made under any other qualified plan maintained by the Employer, to prevent inappropriate omissions or required duplication of minimum contributions.

Section 10.3  Information and Communications

Each Employer, Member, Spouse and Beneficiary shall be required to furnish the TPA with such information and data as may be considered necessary by the TPA. All notices, instructions and other communications with respect to the Plan shall be in such form as is prescribed from time to time by the TPA, shall be mailed by first class mail or delivered personally, and shall be deemed to have been duly given and delivered only upon actual receipt thereof by the TPA. All information and data submitted by an Employer or a Member, including a Member's birth date, marital status, salary and circumstances of his Employment and termination thereof, may be accepted and relied upon by the TPA. All communications from the Employer or the Trustee to a Member, Spouse or Beneficiary shall be deemed to have been duly given if mailed by first class mail to the address of such person as last shown on the records of the Plan.

Section 10.4  Small Account Balances

Notwithstanding the foregoing  provisions of the Plan, and except as provided in
Section 7.3, if the value of all portions of a Member's Account under the Plan, when aggregated, is equal to or exceeds $500, then the Account will not be distributed without the consent of the Member prior to age 65 (at the earliest), but if the aggregate value of all portions of his Account is less than $500, then his Account will be distributed as soon as practicable following the termination of Employment by the Member.

Section 10.5  Amounts Payable to Incompetents, Minors or Estates

If the Plan Administrator shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due him or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may be paid to his Spouse, relative or any other person deemed by the Plan Administrator to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Trust Fund therefor.

Section 10.6  Non-Alienation of Amounts Payable

Except insofar as may otherwise be required by applicable law, or Article VIII, or pursuant to the terms of a Qualified Domestic Relations Order, no amount payable under the Plan shall be subject in any manner to alienation by anticipation, sale, transfer, assignment, bankruptcy, pledge, attachment, charge or encumbrance of any kind, and any attempt to so alienate shall be void; nor shall the Trust Fund in any manner be liable for or subject to the debts or liabilities of any person entitled to any such amount payable; and further, if for any reason any amount payable under the Plan would not devolve upon such person entitled thereto, then the Employer, in its discretion, may terminate his interest and hold or apply such amount for the benefit of such person or his dependents as it may deem proper. For the purposes of the Plan, a "Qualified Domestic Relations Order" means any judgment, decree or order (including approval of a property settlement agreement) which has been determined by the Plan Administrator, in accordance with procedures established under the Plan, to constitute a Qualified Domestic Relations Order within the meaning of Section 414(p)(1) of the Code. No amounts may be withdrawn under Article VII, and no loans granted under Article VIII, if the TPA has received a document which may be determined following its receipt to be a Qualified Domestic Relations Order prior to completion of review of such order by the Plan Administrator within the time period prescribed for such review by the IRS Regulations.

Section 10.7 Unclaimed Amounts Payable

If the TPA cannot ascertain the whereabouts of any person to whom an amount is payable under the Plan, and if, after 5 years from the date such payment is due, a notice of such payment due is mailed to the address of such person, as last shown on the records of the Plan, and within 3 months after such mailing such person has not filed with the TPA or Plan Administrator written claim therefor, the Plan Administrator may direct in accordance with ERISA that the payment (including the amount allocable to the Member's contributions) be cancelled, and used in abatement of the Plan's administrative expenses, provided that appropriate provision is made for re-crediting the payment if such person subsequently makes a claim therefor.

Section 10.8  Leaves of Absence

(A) If the Employer's personnel policies allow leaves of absence for all similarly situated Employees on a uniformly available basis under the circumstances described in Paragraphs (B)(1)-(4) below, then contribution allocations and vesting service will continue to the extent provided in Paragraphs (B)(1)-(4).

(B)  For  purposes  of the Plan,  there  are four  types of  approved  Leaves of
     Absence:

     (1) Nonmilitary leave granted to a Member for a period not in excess of one year during which service is recognized for vesting purposes and the Member is entitled to share in any supplemental contributions under Article III or forfeitures under Article VI, if any, on a pro-rata basis, determined by the Salary earned during the Plan Year or Contribution Determination Period; or

     (2) Nonmilitary leave or layoff granted to a Member for a period not in excess of one year during which service is recognized for vesting purposes, but the Member is not entitled to share in any contributions or forfeitures as defined under (1) above, if any, during the period of the leave; or

     (3) To the extent not otherwise required by applicable law, military or other governmental service leave granted to a Member from which he returns directly to the service of the Employer. Under this leave, a Member may not share in any contributions or forfeitures as defined under (1) above, if any, during the period of the leave, but vesting service will continue to accrue; or

     (4) To the extent not otherwise required by applicable law, a military leave granted at the option of the Employer to a Member who is subject to military service pursuant to an involuntary call-up in the Reserves of the U.S. Armed Services from which he returns to the service of the Employer within 90 days of his discharge from such military service. Under this leave, a Member is entitled to share in any contributions or forfeitures as defined under (1) above, if any, and vesting service will continue to accrue. Notwithstanding any provision of the Plan to the contrary, if a Member has one or more loans outstanding at the time of this leave, repayments on such loan(s) may be suspended, if the Member so elects, until such time as the Member returns to the service of the Employer or the end of the leave, if earlier.

(C) Notwithstanding any provision of this Plan to the contrary, effective December 12, 1994, contribution allocations and vesting service with respect to qualified military service will be provided in accordance with
     Section 414(u) of the Code. Loan repayments will be suspended under this Plan as permitted under Section 414(u)(4) of the Code during such period of qualified military service.


Section 10.9  Return of Contributions to Employer

(A) In the case of a contribution that is made by an Employer by reason of a mistake of fact, the Employer may request the return to it of such contribution within one year after the payment of the contribution, provided such refund is made within one year after the payment of the contribution.

(B) In the case of a contribution made by an Employer or a contribution otherwise deemed to be an Employer contribution under the Code, such contribution shall be conditioned upon the deductibility of the contribution by the Employer under Section 404 of the Code. To the extent the deduction for such contribution is disallowed, in accordance with IRS Regulations, the Employer may request the return to it of such contribution within one year after the disallowance of the deduction.

(C) In the event that the IRS determines that the Plan is not initially qualified under the Code, any contribution made incident to that initial qualification by the Employer must be returned to the Employer within one year after the date the initial qualification is denied, but only if the application for the qualification is made by the time prescribed by law for filing the Employer's return for the taxable year in which the Plan is adopted, or such later date as the Secretary of the Treasury may prescribe.

The contributions returned under (A), (B) or (C) above may not include any gains on such excess contributions, but must be reduced by any losses.

Section 10.10 Controlling Law

The Plan and all rights thereunder shall be governed by and construed in accordance with ERISA and the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

                                   ARTICLE XI
                             AMENDMENT & TERMINATION


Section 11.1  General

While the Plan is intended to be permanent, the Plan may be amended or terminated completely by the Employer at any time at the discretion of its Board of Directors. Except where necessary to qualify the Plan or to maintain qualification of the Plan, no amendment shall reduce any interest of a Member existing prior to such amendment. Subject to the terms of the Adoption Agreement, written notice of such amendment or termination as resolved by the Board shall be given to the Trustee, the Plan Administrator and the TPA. Such notice shall set forth the effective date of the amendment or termination or cessation of contributions.

Section 11.2  Termination of Plan and Trust

This Plan and any related Trust Agreement shall in any event terminate whenever all property held by the Trustee shall have been distributed in accordance with the terms hereof.

Section 11.3  Liquidation of Trust Assets in the Event of Termination

In the event that the Employer's Board of Directors shall decide to terminate the Plan, or, in the event of complete cessation of Employer contributions, the rights of Members to the amounts standing to their credit in their Accounts shall be deemed fully vested and the Plan Administrator shall direct the Trustee to either continue the Trust in full force and effect and continue so much of the Plan in full force and effect as is necessary to carry out the orderly distribution of benefits to Members and their Beneficiaries upon retirement, Disability, death or termination of Employment; or (a) reduce to cash such part or all of the Plan assets as the Plan Administrator may deem appropriate; (b) pay the liabilities, if any, of the Plan; (c) value the remaining assets of the Plan as of the date of notification of termination and proportionately adjust Members' Account balances; (d) distribute such assets in cash to the credit of their respective Accounts as of the notification of the termination date; and
(e) distribute all balances which have been segregated into a separate fund to the persons entitled thereto; provided that no person in the event of termination shall be required to accept distribution in any form other than cash.

Section 11.4 Partial Termination

The Employer may terminate the Plan in part without causing a complete termination of the Plan. In the event a partial termination occurs, the Plan Administrator shall determine the portion of the Plan assets attributable to the Members affected by such partial termination and the provisions of Section 11.3 shall apply with respect to such portion as if it were a separate fund.

Section 11.5  Power to Amend

(A) Subject to Section 11.6, the Employer, through its Board of Directors, shall have the power to amend the Plan in any manner which it deems desirable, including, but not by way of limitation, the right to change or modify the method of allocation of contributions, to change any provision relating to the distribution of payment, or both, of any of the assets of the Trust Fund. Further, the Employer may (i) change the choice of options in the Adoption Agreement; (ii) add overriding language in the Adoption Agreement when such language is necessary to satisfy Section 415 or Section 416 of the Code because of the required aggregation of multiple plans; and
     (iii) add certain model amendments published by the IRS which specifically provide that their adoption will not cause the Plan to be treated as individually designed. An Employer that amends the Plan for any other reason, will be considered to have an individually designed plan.

     Any amendment shall become effective upon the vote of the Board of Directors of the Employer, unless such vote of the Board of Directors of the Employer specifies the effective date of the amendment.

     Such effective date of the amendment may be made retroactive to the vote of the Board of Directors, to the extent permitted by law.

(B) The Employer expressly recognizes the authority of the Sponsor, Pentegra Services, Inc., to amend the Plan from time to time, except with respect to elections of the Employer in the Adoption Agreement, and the Employer shall be deemed to have consented to any such amendment. The Employer shall receive a written instrument indicating the amendment of the Plan and such amendment shall become effective as of the date of such instrument. No such amendment shall in any way impair, reduce or affect any Member's vested and nonforfeitable rights in the Plan and Trust.

Section 11.6 Solely for Benefit of Members, Terminated Members and their Beneficiaries

No changes may be made in the Plan which shall vest in the Employer, directly or indirectly, any interest, ownership or control in any of the present or future assets of the Trust Fund.

No part of the funds of the Trust other than such part as may be required to pay taxes, administration expenses and fees, shall be reduced by any amendment or be otherwise used for or diverted to purposes other than the exclusive benefit of Members, retired Members, Former Members, and their Beneficiaries, except as otherwise provided in Section 10.9 and under applicable law.

No amendment shall become effective which reduces the nonforfeitable percentage of benefit that would be payable to any Member if his Employment were to terminate and no amendment which modifies the method of determining that percentage shall be made effective with respect to any Member with at least three Years of Service unless such member is permitted to elect, within a reasonable period after the adoption of such amendment, to have that percentage determined without regard to such amendment.

Section 11.7  Successor to Business of the Employer

Unless this Plan and the related Trust Agreement be sooner terminated, a successor to the business of the Employer by whatever form or manner resulting may continue the Plan and the related Trust Agreement by executing appropriate supplementary agreements and such successor shall thereupon succeed to all the rights, powers and duties of the Employer hereunder. The Employment of any Employee who has continued in the employ of such successor shall not be deemed to have terminated or severed for any purpose hereunder if such supplemental agreement so provides.

Section 11.8  Merger, Consolidation and Transfer

The Plan shall not be merged or consolidated, in whole or in part, with any other plan, nor shall any assets or liabilities of the Plan be transferred to any other plan unless the benefit that would be payable to any affected Member under such plan if it terminated immediately after the merger, consolidation or transfer, is equal to or greater than the benefit that would be payable to the affected Member under this Plan if it terminated immediately before the merger, consolidation or transfer.

Section 11.9  Revocability

This Plan is based upon the condition precedent that it shall be approved by the Internal Revenue Service as qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code. Accordingly, notwithstanding anything herein to the contrary, if a final ruling shall be received in writing from the IRS that the Plan does not initially qualify under the terms of Sections 401(a) and 501(a) of the Code, there shall be no vesting in any Member of assets contributed by the Employer and held by the Trustee under the Plan. Upon receipt of notification from the IRS that the Plan fails to qualify as aforesaid, the Employer reserves the right, at its option, to either amend the Plan in such manner as may be necessary or advisable so that the Plan may so qualify, or to withdraw and terminate the Plan.

Upon the event of withdrawal and termination, the Employer shall notify the Trustee and provide the Trustee with a copy of such ruling and the Trustee shall transfer, and in accordance with applicable law, pay over to the Employer (or, as applicable and to the extent attributable to Member after-tax contributions, 401(k) deferrals or rollover amounts, to the Members) all of the net assets under the Plan which remain after deducting the proper expense of termination and the Trust Agreement shall thereupon terminate. For purposes of this Article XI, "final ruling" shall mean either (1) the initial letter ruling from the District Director in response to the Employer's original application for such a ruling, or (2) if such letter ruling is unfavorable and a written appeal is taken or protest filed within 60 days of the date of such letter ruling, it shall mean the ruling received in response to such appeal or protest.

If the Plan is terminated, the Plan Administrator shall promptly notify the IRS and such other appropriate governmental authority as applicable law may require. Neither the Employer nor its Employees shall make any further contributions under the Plan after the termination date, except that the Employer shall remit to the TPA a reasonable administrative fee to be determined by the TPA for each Member with a balance in his Account to defray the cost of implementing its termination. Where the Employer has terminated the Plan pursuant to this Article, the Employer may elect to transfer assets from the Plan to a successor plan qualified under Section 401(a) of the Code in which event the Employer shall remit to the TPA an additional administrative fee to be determined by the TPA to defray the cost of such transfer transaction.

                        TRUSTS ESTABLISHED UNDER THE PLAN


Assets of the Plan are held in trust under separate Trust Agreements with the Trustee or Trustees. Any eligible Employee or Member may obtain a copy of these Trust Agreements from the Plan Administrator.


IN WITNESS WHEREOF, and as conclusive evidence of the adoption of the Plan by the Employer, the Employer has caused these presents to be executed on its behalf and its corporate seal to be hereunder affixed as of the 19th day of November, 2002.

ATTEST:


/s/ Jeanette C. Roshaw           By: /s/ Tracy Newton
------------------------            --------------------------------------------
         Clerk

                                 Name:     Tracy Newton
                                    --------------------------------------------


                                 Title:     President & CEO
                                    --------------------------------------------

                                                                        PENTEGRA

                                                        108 Corporate Park Drive
                                                     White Plains, NY 10603-3805
                                                               Tel: 800-872-3473
                                                               Fax: 914-694-9384

                          ----------------------------

                                   Exhibit 23


                             CONSENT OF INDEPENDENT

                          CERTIFIED PUBLIC ACCOUNTANTS


                          ----------------------------

Exhibit 23




               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Appalachian Bancshares, Inc.
Employees' Savings & Profit Sharing Plan and Trust
Ellijay, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated June 30, 2003, relating to the financial statements of Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2002.


Birmingham, Alabama            /s/ Schauer Taylor Cox Vise Morgan & Fowler, P.C.
June 30,2003
                                   Schauer Taylor Cox Vise Morgan & Fowler, P.C.

Exhibit 99.1

May 15, 2002


Mr. Angelo J. Regina, Assistant Vice President
The Bank of New York
One Wall Street, 12th Floor
New York, NY 10286

RE:  Letter from the Named Fiduciaries -Appalachian Bancshares, Inc.

     Employees' Savings & Profit Sharing Plan and Trust

Dear Mr. Regina:

     The above Plan shall be administered by a Committee consisting of at least three members, appointed by and holding office at the pleasure of the Board of Directors. The Committee shall have the authority to control and manage the operation and administration of the Plan as a named fiduciary under section 402(a)(1) of ERISA.

     Please note that effective January 29, 2002 the following individuals are named as members of the Committee for the above Plan, and have accepted such appointment as Named Fiduciaries under the Plan and Trust. For purposes of giving instructions to the Bank of New York, only one signature is required by any member of the Committee.

                   Committee for Appalachian Bancshares. Inc.
               Employees' Savings & Profit Sharing Plan and Trust


   Tracy R. Newton              /s/ Tracy Newton
------------------------       ------------------------------------------
(name)                                  (original signature)

   Rodger E. Futch              /s/ Rodger E. Futch
------------------------       ------------------------------------------
(name)                                  (original signature)

   Joseph C. Hensley            /s/ Joseph C. Hensley
------------------------       ------------------------------------------
(name)                                  (original signature)


Sincerely,


/s/ Tracy Newton

Tracy R. Newton
President and CEO

Cc:    Ms. Jane Porter
       Pentegra Group, Inc.

Exhibit 99.2


                 CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARABANES-OXLEY ACT OF 2002



     In connection with the Annual Report of Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") on Form 11-K, for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Tracy R. Newton, Plan Administrator, does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarabanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


                                             By: /s/ Tracy R. Newton
                                                --------------------------------
                                                Tracy R. Newton
                                                Plan Administrator

                                             Date   June 30, 2003